Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-202708

135,000,000 SHARES

COMMON STOCK

The selling stockholder is offering 135,000,000 shares of common stock of Citizens Financial Group, Inc. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CFG.” On March 25, 2015, the closing sales price of our common stock as reported on the NYSE was $24.00 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19.

PRICE $23.75 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Selling Stockholder
Per Share	$23.75	$0.2850	$23.4650
Total	$3,206,250,000	$38,475,000	$3,167,775,000

(1)	The selling stockholder has also agreed to reimburse the underwriters for certain expenses related to review and qualification of this offering by the Financial Industry Regulatory Authority, Inc. See “Underwriting.”

The selling stockholder has granted the underwriters the right to purchase an additional 20,250,000 shares of common stock.

The underwriters expect to deliver the shares of common stock to purchasers on March 30, 2015.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Global Coordinators

Morgan Stanley	Goldman, Sachs & Co.

Joint Book-Running Managers

J.P. Morgan	Citigroup

Credit Suisse	Deutsche Bank Securities	RBS	UBS Investment Bank	Wells Fargo Securities

Co-Managers

Barclays	Keefe, Bruyette & Woods A Stifel Company	Oppenheimer & Co.

RBC Capital Markets	Sandler O’Neill + Partners, L.P.

Prospectus dated March 25, 2015.

CERTAIN IMPORTANT INFORMATION

In this prospectus, “we,” “us,” “our” and “CFG” refer to Citizens Financial Group, Inc. together with its consolidated subsidiaries, “CBNA” means Citizens Bank, N.A., “CBPA” means Citizens Bank of Pennsylvania, “our banking subsidiaries” means CBNA and CBPA, “RBS” means The Royal Bank of Scotland Group plc and the “RBS Group” means RBS together with its subsidiaries (other than CFG). Unless otherwise noted, when we refer to our “peers” or “peer regional banks,” we refer to BB&T, Comerica, Fifth Third Bancorp, KeyCorp, M&T Bank Corporation, The PNC Financial Services Group, Inc., SunTrust Banks, Inc., Regions Financial, and U.S. Bancorp. When we refer to our approximately 17,700 employees, we include the full-time equivalent of our approximately 17,070 full-time employees, 625 part-time employees, including employees on leave, and 615 positions filled by temporary employees.

We and the selling stockholder have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. This prospectus also contains additional trade names, trademarks and service marks belonging to the RBS Group. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service

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marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

Within this prospectus, we reference certain industry and sector information and statistics. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Nothing in the data used or derived from third-party sources should be construed as advice. The SNL Financial LC, or SNL Financial, data included in this prospectus excludes all non-retail bank holding companies. The scope of “non-retail banks” is subject to the discretion of SNL Financial, but typically includes: industrial bank and non-depository trust charters, institutions with over 20% brokered deposits (of total deposits), institutions with over 20% credit card loans (of total loans), institutions deemed not to broadly participate in the banking services market and other nonretail competitor banks. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe these external sources and estimates are reliable, but have not independently verified them.

Percentage changes, per share amounts, and ratios presented in this prospectus are calculated using whole dollars.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. Therefore, you should read the entire prospectus carefully, including the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus as well the audited consolidated financial statements and related notes incorporated by reference in this prospectus, before making an investment decision to invest in our common stock.

Company Overview

We are the 13th largest retail bank holding company in the United States, according to SNL Financial, with $132.9 billion of total assets as of December 31, 2014. Headquartered in Providence, Rhode Island, we deliver a comprehensive range of retail and commercial banking products and services to more than five million individuals, institutions and companies. Our approximately 17,700 employees strive to meet the financial needs of customers and prospects through approximately 1,200 branches operating in an 11-state footprint across the New England, Mid-Atlantic and Midwest regions and through our online, telephone and mobile banking platforms. We also maintain over 100 retail and commercial non-branch offices located both in our banking footprint and in eleven other states and the District of Columbia. As of December 31, 2014, our 11-state branch banking footprint contains approximately 29.9 million households and 3.1 million businesses according to SNL Financial, and approximately 75% of our loans were to customers located in our footprint.

As of December 31, 2014, we had loans and leases and loans held for sale of $93.7 billion, deposits of $95.7 billion and stockholders’ equity of $19.3 billion, and we generated revenues of $5.0 billion for the year ended December 31, 2014. We operate our business through two operating segments: Consumer Banking and Commercial Banking. As of December 31, 2014, the contributions of Consumer Banking and Commercial Banking to the loans in our operating segments were approximately 56% and 44%, respectively.

Consumer Banking serves retail customers and small businesses with annual revenues of up to $25 million. Consumer Banking products and services include deposit products, mortgage and home equity lending, student loans, auto financing, credit cards, business loans, wealth management and investment services. Commercial Banking primarily targets companies and institutions with annual revenues of $25 million to $2.5 billion and strives to be the lead bank for its clients. Commercial Banking offers a broad complement of financial products and solutions, including lending and leasing, trade financing, deposit and treasury management, foreign exchange and interest rate risk management, corporate finance and debt and equity capital markets capabilities.

The following table presents certain financial information for our segments as of and for the year ended December 31, 2014:

	As of and for the Year Ended December 31, 2014
	Consumer Banking	Commercial Banking	Other(1)	Consolidated
	(dollars in millions)
Total loans and leases and loans held for sale (average)	$47,745	$37,683	$4,316	$89,744
Total deposits and deposits held for sale (average)	68,214	19,838	4,513	92,565
Net interest income	2,151	1,073	77	3,301
Noninterest income	899	429	350	1,678

Total revenue	$3,050	$1,502	$427	$4,979
Net Income	$182	$561	$122	$865

(1)	Includes the financial impact of non-core, liquidating loan portfolios and other non-core assets, our treasury activities, wholesale funding activities, securities portfolio, community development assets and other unallocated assets, liabilities, revenues, provision for credit losses and expenses not attributed to our Consumer Banking or Commercial Banking segments. For a description of non-core assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) incorporated by reference in this prospectus.

Our Competitive Strengths

Our long operating history, through a range of challenging economic cycles, forms the basis for our competitive strengths. From our community bank roots, we bring a commitment to strong customer relationships, local service and an active involvement in the communities we serve. Our growth enabled us to develop significant scale in highly desirable markets and broad product capabilities. The actions taken since the global financial crisis have resulted in a business model with solid asset quality, a stable core deposit mix and a superior capital position. In particular, we believe the following strengths differentiate us from our competitors and provide a strong foundation from which to execute our strategy to deliver enhanced growth, profitability and returns.

•	Significant Scale with Strong Market Penetration in Attractive Geographic Markets: We believe our market share and scale in our footprint is central to our success and growth. With approximately 1,200 branches, approximately 3,200 ATMs, 17,700 employees, and over 100 non-branch offices as well as our online, telephone and mobile banking platforms, we serve more than five million individuals, institutions and companies. As of June 30, 2014, we ranked second by deposit market share in the New England region,[1] and we ranked in the top five in nine of our key metropolitan statistical areas (“MSAs”), including Boston, Providence, Philadelphia, Pittsburgh and Cleveland according to SNL Financial. We believe this strong market share in our core regions, which have relatively diverse economies and affluent demographics, will help us achieve our long-term growth objectives. The following table sets forth information regarding our competitive position in our principal MSAs.

[1]	The New England region consists of the states of Maine, New Hampshire, Vermont, Massachusetts, Rhode Island and Connecticut.

MSA	Total Branches	Deposits	Market Rank(1)	Market Share (%)(1)
	(dollars in millions)
Boston, MA	206	$26,937	2	14.9%
Philadelphia, PA	181	14,307	5	4.4
Providence, RI	100	10,544	1	29.5
Pittsburgh, PA	128	7,505	2	8.6
Cleveland, OH	58	5,207	4	9.2
Detroit, MI	90	4,374	8	4.2
Manchester, NH	22	4,250	1	39.9
Albany, NY	25	3,139	2	13.1
Buffalo, NY	41	1,582	4	4.4
Rochester, NY	34	1,520	4	9.6

Source: FDIC, June 2014.

(1)	Excludes “non-retail banks” as defined by SNL Financial. See “Certain Important Information.”

•	Strong Customer Relationships: We focus on building strong customer relationships by delivering a consistent, high-quality level of service supported by a wide range of products and services. We believe that we provide a distinctive customer experience characterized by offering the personal touch of a local bank with the product selection of a larger financial institution. Our Consumer Banking cross-sell efforts have improved to 5.0 products and services per retail household as of December 31, 2014 compared to 4.4 products and services as of December 31, 2010. Additionally, the overall customer satisfaction index as measured by J.D. Power and Associates improved 6.5% in the New England region from 2013 to 2014. Our ability to provide a unique customer experience is also evidenced by our Commercial Banking middle market team ranking among the top five in customer and lead bank penetration, with a 10% market penetration in our footprint based on Greenwich Associates’ rolling four-quarter data as of December 31, 2014.

•	Stable, Low-Cost Core Deposit Base: We have a strong funding profile, with $95.7 billion of total deposits as of December 31, 2014, consisting of 27% in noninterest-bearing deposits and 73% in interest-bearing deposits. Noninterest-bearing deposits provide a lower-cost funding base, and we grew this base to $26.1 billion at December 31, 2014, up 32% from $19.7 billion at December 31, 2010. For the year ended December 31, 2014, our total average cost of deposits was 0.17%, down from 0.23% for the year ended December 31, 2013, 0.40% for the year ended December 31, 2012, 0.54% for the year ended December 31, 2011 and 0.77% for the year ended December 31, 2010.

•

Superior Capital Position: We are among the most well capitalized large regional banks in the United States, with a Tier 1 common equity ratio of 12.4% compared to a peer average of 10.4% as of December 31, 2014 according to SNL Financial. Our peer regional banks consist of BB&T, Comerica, Fifth Third Bancorp, KeyCorp, M&T Bank Corporation, The PNC Financial Services Group, Inc., SunTrust Banks, Inc., Regions Financial and U.S. Bancorp. Our fully phased-in pro forma Basel III Common Equity Tier 1 (“CET1”) ratio at December 31, 2014 was 12.1%. Our strong capital position provides us the financial flexibility to continue to invest in our businesses and execute our strategic growth initiatives. Through recent capital optimization efforts, we have sought to better align our capital base with that of our bank peers by reducing our Tier 1 common equity capital and increasing other Tier 1 and Tier 2 capital levels. Most recently, we executed a capital exchange transaction with RBS Group on October 8, 2014, which involved the issuance of $334 million of Tier 2 subordinated debt and the simultaneous repurchase of 14.3 million shares of common stock owned by RBS Group. In addition, we plan to continue our strategy of capital optimization by repurchasing an additional $500 million to $750 million of common equity with the issuance of preferred stock, subordinated debt, or senior debt in 2015 and 2016, subject to regulatory approval and market conditions.

•	Solid Asset Quality Throughout a Range of Credit Cycles: Our experienced credit risk professionals and conservative credit culture, combined with centralized processes and consistent underwriting standards across all business lines, have allowed us to maintain strong asset quality through a variety of business cycles. As a result, we weathered the global financial crisis better than our peers: for the two-year period ending December 31, 2009, net charge-offs averaged 1.63% of average loans compared to a peer average of 1.76% according to SNL Financial. More recently, the credit quality of our loan portfolio has continued to improve with nonperforming assets as a percentage of total assets of 0.86% at December 31, 2014 compared to 1.20% and 1.55% as of December 31, 2013 and 2012, respectively. Net charge-offs declined substantially to 0.36% of average loans in 2014 versus 0.59% in 2013. Our allowance for loan and lease losses was 1.28% of total loans at December 31, 2014 compared with 1.42% as of December 31, 2013. We believe the high quality of our loan portfolio provides us with significant capacity to prudently seek to add more attractive, higher yielding risk-adjusted returns while still maintaining appropriate risk discipline and solid asset quality.

•	Experienced Management Team Supported by a High-Performing, Talented Workforce: Our leadership team of seasoned industry professionals is supported by a highly motivated, diverse set of managers and employees committed to delivering a strong customer value proposition. Our highly experienced and talented executive management team, whose members have more than 20 years of banking experience on average, provide strong leadership to deliver on our overall business objectives. We have recently made selective additions to our management team and added key business line leaders. Bruce Van Saun, our Chairman and CEO, has more than 30 years of financial services experience including four years as RBS Group Finance Director. Earlier in his career, Mr. Van Saun held a number of senior positions at The Bank of New York Mellon, Deutsche Bank, Wasserstein Perella Group and Kidder Peabody & Co.

•	Commitment to Communities: Community involvement is one of our principal values and we strive to contribute to a better quality of life by serving the communities across our footprint through employee volunteer efforts, a foundation that funds a range of non-profit organizations and executives that provide board leadership to community organizations. These efforts contribute to a culture that seeks to promote positive employee morale and provide differentiated brand awareness in the community relative to peer banks, while also making a positive difference within the communities we serve. Employees gave more than 59,000 volunteer hours companywide in 2014 and also served on approximately 480 community boards across our footprint. We believe our strong commitment to our communities provides a competitive advantage by strengthening customer relationships and increasing loyalty.

Business Strategy

Building on our core strengths, our objective is to be a top-performing bank that delivers well for each of our stakeholders by offering the best possible banking experience for customers. We plan to achieve this by leveraging our strong customer relationships, leading market share rankings in attractive markets, customer-centric colleagues, and our high quality balance sheet.

Our strategy is designed to maximize the full potential of our business and drive sustainable growth and enhanced profitability. As a core measure of success, our two- to three-year financial targets include a Return on Average Tangible Common Equity (“ROTCE”)2 ratio of greater than 10% and an efficiency ratio in the 60% range. Our financial targets are based on numerous assumptions including the yield curve evolving consistent with market implied forward rates as of February 28, 2014, and that macroeconomic and competitive conditions are consistent with those used in our planning assumptions.

While our strategic plan and our ROTCE target and its components are presented with numerical specificity, and we believe such targets to be reasonable, given the uncertainties surrounding our assumptions, including possible regulatory restrictions on activities we intend to pursue, there are significant risks that these assumptions may not be realized and thus our goals may not be achieved. Accordingly, our actual results may differ from these targets and the differences may be material and adverse, particularly if actual events adversely differ from one or more of our key assumptions. We caution investors not to place undue reliance on any of these assumptions or targets. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

We intend to deliver on this by adhering to the following strategic principles:

•	Offer customers a differentiated experience through the quality of our colleagues, products and services, and foster a culture around customer-centricity, commitment to excellence, leadership, teamwork and integrity.

•	Build a great brand that invokes trust from customers and reinforces our value proposition of being “Simple. Clear. Personal.” for Consumer Banking customers and providing solutions-oriented “Thought Leadership” to Commercial clients.

•	Deliver attractive risk-adjusted returns by making good capital and resource allocation decisions, being good stewards of our resources and rigorously evaluating our execution.

•	Operate with a strong balance sheet with regards to capital, liquidity and funding, coupled with a well-defined and prudent risk appetite.

•	Maintain a balanced business mix between Commercial Banking and Consumer Banking.

•	Position the bank as a “community leader” that makes a positive impact on the communities and local economies we serve.

In order to successfully execute on these principles, we have developed the following strategic priorities, each of which is underpinned by a series of initiatives as summarized below. We have made solid progress on our strategic priorities and the underlying initiatives over the past year, due primarily to the strength of our business model, management team, culture of accountability and risk management framework.

[2]	ROTCE is not recognized under Accounting Principles Generally Accepted in the United States of America (“GAAP”). For more information on the computation of ROTCE and other non-GAAP financial measures, see “Summary Consolidated Financial and Other Data.”

Position Consumer Banking to deliver improved capabilities and profitability: Consumer Banking offers a “Simple. Clear. Personal.” value proposition to our customers. The focus is on building strong customer relationships along with a robust product portfolio that is designed to be simple and easy to understand while creating a fair value exchange for our customers. The following initiatives are being implemented to execute against our value proposition:

•	Reenergize household growth and deepen relationships. We strive to grow and deepen existing customer relationships by delivering a differentiated customer experience. We believe this approach will enable us to win, retain and expand customer relationships, as well as increase cross-sell and share of wallet penetration.

•	Build a strong residential mortgage business. Recognizing the critical importance of the mortgage product to the customer experience and relationship, we are building out our mortgage team and platform to achieve a solid market share position and generate consistent origination volumes.

•	Invest in and grow Business Banking. We have recognized that strengthening efforts in the business banking market is critical to grow profitable relationships and drive scalable growth of the franchise.

•	Expand and enhance Wealth Management. We view our wealth management business as an opportunity for continued growth and as vital to deepening the customer relationship and improving fee income generation.

•	Grow our Auto business. Our auto initiative supports diversification of revenue generation outside of our traditional retail distribution channels.

•	Drive growth in Education Finance. We have identified the underserved private student lending market as an attractive source of risk-adjusted revenue growth. We are well-positioned for growth in student lending with a unique education refinance product that serves a critical borrower need.

These initiatives have already resulted in a stronger Consumer Banking franchise highlighted by 2014 net checking account growth of over 78,000 and nearly 2.2 million checking households. The percent of new-to-bank customers with over two products within 30 days of account opening increased by 7.8 percentage points from 2013 to 30.4% in 2014. Additionally, Consumer Banking loans and leases of $49.9 billion at December 31, 2014 grew $4.9 billion, or 11%, from December 31, 2013. Finally, the overall customer satisfaction index for Consumer Banking as measured by J.D. Power and Associates improved 6.5% in the New England region from 2013 to 2014.

Continue the momentum in Commercial Banking: We continue to see further build-out of the Commercial Banking business as critical to achieving a balanced business mix, and consequently have grown the contribution of Commercial loans to be 44% of operating segment loans (compared to 38% at year end 2010). The initiatives below have enabled the Commercial Banking business to continue its positive momentum while building upon existing strengths to further develop the “Thought Leadership” value proposition.

•	Build out mid-corporate and verticals. Since the third quarter of 2013, we have been building capabilities nationally in the mid-corporate space, which is focused on serving larger, mostly public clients with annual revenue of more than $500 million. The geographic expansion has been selective and in markets where our established expertise and product capabilities can be relevant.

•	Development of Capital Markets. We are strengthening capabilities in Capital Markets to provide comprehensive solutions to meet client needs, including the recent addition of an institutional sales capability and loan trading desk.

•	Build out Treasury Solutions. We have made investments to upgrade our Treasury Solutions systems and products while also strengthening the leadership team to better meet client needs and diversify the revenue base into other noninterest income areas.

•	Leveraging Franchise Finance capabilities with credibility. We are a top provider of capital to leading franchises including McDonald’s, Taco Bell, Dunkin’ Donuts, Buffalo Wild Wings, Wendy’s and Applebee’s. We are also broadening our target market to focus on regional restaurant operating companies and expanding penetration of gas station and convenience dealers.

•	Core Commercial Banking growth. We continue to build on our strong core lending capabilities in Middle Market, Commercial Real Estate and Asset Finance, which has resulted in solid origination volumes.

The Commercial Banking business has continued to display solid financial results and executed well on these initiatives with loan portfolio growth of $3.7 billion, or 10%, year-over-year along with strong deposit growth as average deposits increased $2.3 billion in 2014, or 13%, compared to the average level of deposits for 2013. In addition, we improved our league table standings in the overall national middle market bookrunner league table to eighth by number of syndicated loans for the full year 2014 according to Thomson Reuters and received a number one rank by Greenwich Associates in our Net Promoter Score3 compared to the top four competitors in our footprint based on rolling four-quarter data through December 31, 2014.

Grow the balance sheet to build scale and better leverage our cost base and infrastructure: We have a scalable operating platform that has the capacity to accommodate a significantly larger balance sheet than our current size. Prior to the global financial crisis, we had expanded to nearly $170 billion in assets, which was then intentionally contracted in order to reposition the bank and strengthen our business profile through the runoff of non-core assets and reduced dependency on wholesale funding.

Over the past year, we have begun to grow the consolidated balance sheet again through organic growth and selective portfolio purchases:

•	Total assets increased $10.7 billion to $132.9 billion at December 31, 2014, or 9%, compared to December 31, 2013;

•	Loans and leases (excluding loans and leases held for sale) increased by $7.6 billion, or 9%, from December 31, 2013, reflecting a $3.8 billion increase in commercial and a $3.7 billion increase in retail loans; and

•	Total deposits (excluding deposits held for sale) increased $8.8 billion, or 10%, compared with December 31, 2013, driven by growth in term deposits, checking with interest, money market and demand deposits.

Balance sheet expansion is critical to executing on our strategic priority of enhancing our return profile and efficiency by better leveraging our existing capital position, infrastructure and expense base.

[3]	Net Promoter Score is a customer loyalty metric, which is calculated by subtracting the percentage of customers who on a scale of 1-10 are detractors (rating 0-6) from the percentage of customers who are promoters (rating 9-10).

Develop a high-performing, customer-centric organization and culture: In the midst of an evolving and challenging business environment, we are focused on delivering the best possible banking experience through our colleagues. As such, we strive to ensure that managers and colleagues are customer centric, have a commitment to excellence and live the values and credo every day. To further strengthen the organization’s health, we have embarked on initiatives focused on a variety of people issues including recruiting, talent management, succession planning, leadership development, organizational structure and incentives.

Continue to embed risk management throughout the organization and build strong relationships with regulators: We remain committed to implementing a comprehensive enterprise risk management program through enhancements across key management areas. Critical objectives of the program are to have fully developed and embedded policies and risk appetite, frameworks and standards, clearly articulated roles and responsibilities across all lines of defense, and a culture that reinforces and rewards risk-based behaviors.

Focus on improved efficiency and disciplined expense management: We believe that our focus on operational efficiency is critical to our profitability and ability to reinvest in the franchise. We launched an initiative in late 2013 designed to improve the effectiveness, efficiency, and competitiveness of the franchise. Reflecting our focus on cost discipline, these expense initiatives delivered against milestones with 28% of targeted efficiency initiatives savings in 2014 with an expectation that we will achieve $200 million by the end of 2016. Proceeds from the program are being reinvested in the franchise, including investments in technology and in our strategic initiatives designed to further improve the customer experience and position us for future growth.

Our strategic initiatives are focused on the fundamentals of growing customers, relationships, loans, deposits, total revenue and overall profitability. While the above priorities are designed to enhance performance over the long-term, successful execution to date has resulted in improved financial performance in 2014, as highlighted below:

•	Net income for 2014 of $865 million increased from a loss of $3.4 billion in 2013, which included an after-tax goodwill impairment charge of $4.1 billion. Adjusted net income (excluding a net $180 million after-tax gain related to the Chicago Divestiture and $105 million after-tax restructuring charges and special noninterest expense items) of $790 million in 2014 increased 18% compared to $671 million in 2013 (excluding the goodwill impairment charge);

•	Net interest margin of 2.83% in 2014 remained relatively stable, down two basis points compared to 2013 despite the continued effect of the relatively stable low interest rate environment;

•	Credit quality continued to improve with net charge-offs declining to 0.36% of average loans in 2014 compared to 0.59% of average loans in 2013; and

•	ROTCE improved to 6.71% from (25.91%) in 2013. Adjusted ROTCE (excluding the impact of the goodwill impairment, restructuring charges and special items previously mentioned) of 6.13% in 2014 improved 105 basis points from 5.08% in 2013.

The adjusted results above are not recognized under GAAP. For more information on the computation of these non-GAAP financial measures, see “Summary Consolidated Financial and Other Data.”

Recent Developments

On March 11, 2015, we received no objection from the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) to our 2015 capital plan that was submitted to the Federal Reserve Board on January 5, 2015 (the “Capital Plan”) as part of the Comprehensive Capital Analysis and Review (“CCAR”) process. The Capital Plan was designed to ensure a strong capital position, provide adequate returns to our shareholders and normalize our capital structure. The Capital Plan includes a proposed quarterly dividend rate of $0.10 per share, or $0.40 per share on an annualized basis, for 2015, subject to consideration and approval by our board of directors. The Capital Plan also includes capital distributions of $250 million in each of the second and third quarters of 2015 in the form of share repurchase transactions to be funded by issuances in the capital markets. We intend to repurchase $250 million of our common stock on or around April 1 directly from the RBS Group at a purchase price per share reflecting the average of the daily volume-weighted average price per share of our common stock as reported by the NYSE over the five trading days preceding the purchase date, subject to certain limits. The completion of the repurchase transactions remains subject to various conditions, including general market conditions and our ability to complete capital markets offerings on terms acceptable to us and, in the case of our intended repurchase from the RBS Group, the further evaluation and approval of the repurchase transaction by a special committee of our independent directors.

On March 9, 2015, we announced that John Fawcett will retire from his role as Executive Vice President and Chief Financial Officer of the Company effective April 6, 2015 and will retire from the Company on April 30, 2015. On March 9, 2015, we appointed Eric Aboaf as Executive Vice President and Chief Financial Officer effective April 6, 2015. Mr. Fawcett’s responsibilities through his retirement date from the Company will include working with Mr. Aboaf on a smooth and effective transition. Mr. Aboaf, 50, most recently was the Global Treasurer for Citigroup, a role he held since 2009. Prior to that, he served as Chief Financial Officer of both Citigroup’s North American Consumer Group and its Institutional Client Group. Previously, Mr. Aboaf was a partner and co-head of the U.S. financial services practice at Bain & Company.

Our Parent and Selling Stockholder

Prior to the completion of our initial public offering on September 29, 2014 (our “IPO”), we were a wholly owned subsidiary of RBS. We became a wholly owned subsidiary of RBS in 1988. RBS is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, RBS operates in the United Kingdom, the United States and internationally through its two principal subsidiaries, The Royal Bank of Scotland plc and National Westminster Bank Plc (“NatWest”), both of which are major U.K. clearing banks. Globally, the RBS Group has a diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers. RBS acquired all of our outstanding common stock in 1988 and owns shares of our outstanding common stock through its wholly owned subsidiary, RBSG International Holdings Limited, a private limited company organized under the laws of Scotland, which is selling shares of our common stock in this offering or shares if the underwriters exercise their option to purchase additional shares in full. The selling stockholder acquired all shares to be sold in this offering in the ordinary course of business and, at the time of acquisition, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of our common stock. RBS also holds approximately $2.0 billion of our outstanding subordinated indebtedness as of December 31, 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowed Funds” in our 2014 Form 10-K incorporated by reference in this prospectus.

Following completion of this offering, we expect that RBS will indirectly own, through RBSG International Holdings Limited, approximately 45.6% of our common stock, assuming no exercise by the underwriters of their option to purchase additional shares, and approximately 41.9% of our common stock if the underwriters exercise their option to purchase additional shares in full. As part of its obligations under the European Commission’s State Aid Amendment Decision of April 9, 2014, RBS has committed to dispose of its remaining ownership of our common stock by December 31, 2016, with an automatic 12-month extension depending on market conditions. RBS’s current intention for disposal of its remaining ownership of our common stock is to sell, over time, such remaining shares in a series of tranches, subject to market conditions and the terms of the lock-up provisions discussed under “Underwriting.”

As a result of RBS’s continued ownership of our common stock following completion of this offering, RBS will continue to have significant control of our business. We and RBS have entered into certain agreements that provide a framework for our ongoing relationship with the RBS Group. For further information about risks relating to our separation from the RBS Group, including RBS’s influence over us, see “Risk Factors—Risks Related to Our Relationship with and Separation from the RBS Group.” For more information regarding the agreements setting out the framework for our ongoing relationship with the RBS Group, see “Our Relationship with the RBS Group and Certain Other Related Party Transactions.”

Risks

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations. Some of the more significant challenges and risks relating to an investment in our common stock include:

•	We may not be able to successfully execute our strategic plan or achieve our performance targets;

•	Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders;

•	A continuation of the current low interest rate environment or subsequent movements in interest rates may have an adverse effect on our profitability;

•	We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of our board of directors (the “Board”), which could impair our ability to successfully execute our strategic plan and otherwise adversely affect our business;

•	Following completion of this offering, RBS will remain our principal stockholder and its interests may conflict with ours or yours in the future;

•	As of December 31, 2014, RBS was 79.1% owned by the UK government and its interests may conflict with ours or yours in the future;

•	The RBS Group and its UK bank subsidiaries are subject to the provisions of the UK Banking Act 2009, as amended by the UK Financial Services (Banking Reform) Act 2013, which includes special resolution powers including nationalization and bail-in;

•	Any deterioration in national economic conditions could have a material adverse effect on our business, financial condition and results of operations;

•	We operate in an industry that is highly competitive, which could result in losing business or margin declines and have a material adverse effect on our business, financial condition and results of operations;

•	Volatility in the global financial markets resulting from relapse of the Eurozone crisis, geopolitical developments in Eastern Europe or otherwise could have a material adverse effect on our business, financial condition and results of operations;

•	As a financial holding company and a bank holding company, we are subject to comprehensive regulation that could have a material adverse effect on our business and results of operations;

•	We may be unable to disclose some restrictions or limitations on our operations imposed by our regulators;

•	We are subject to capital adequacy and liquidity standards, and if we fail to meet these standards our financial condition and operations would be adversely affected;

•	Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale, and RBS has committed to sell its remaining beneficial ownership of our common stock by the end of 2016 with a possible 12 month extension in certain circumstances. The exact timing of such sale or sales remains uncertain; and

•	If RBS sells a significant interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the influence of a presently unknown third party.

Other Information

We are subject to the supervision and regulation of the Federal Reserve Board. We are distinct from and independent of the RBS Group’s other businesses in the United States and have our own Board and executive management team. Our principal executive offices are located at One Citizens Plaza in Providence, Rhode Island, and our telephone number is (401) 456-7000.

THE OFFERING

The offering	135,000,000 shares of common stock offered by the selling stockholder.

Common stock outstanding	547,256,447 shares.

Option to purchase additional shares of common stock	20,250,000 shares from the selling stockholder.

Use of proceeds	We will not receive any proceeds from the sale of common stock in the offering; the selling stockholder will receive all of the proceeds from the sale of shares of our common stock.

Dividend policy	On October 27, 2014, we announced the initiation of a quarterly cash dividend on our common stock and on November 20, 2014 and February 19, 2015, we paid dividends to each of our common stockholders of $0.10 per share, or $0.40 per share on an annualized basis. On, March 11, 2015, we received no objection from the Federal Reserve Board to our Capital Plan, which includes a proposed quarterly dividend rate of $0.10 per share, or $0.40 per share on an annualized basis, for 2015. See “Dividend Policy” for more information and for information regarding limitations on our ability to pay dividends.

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Principal stockholder	Prior to the completion of this offering, RBS beneficially owns approximately 70.3% of our outstanding shares of common stock. Upon completion of this offering, RBS will beneficially own approximately 45.6% of our outstanding shares of common stock (41.9% if the underwriters’ option to purchase additional shares is exercised in full). For further information regarding our relationship with the RBS Group in the past and following the offering, see “Our Relationship with the RBS Group and Certain Other Related Party Transactions.”

Listing	Our common stock is listed on the NYSE under the symbol “CFG.”

Conflicts of Interest	Because RBS Securities Inc., an underwriter for this offering, is under common control with us and the selling stockholder and because affiliates of RBS Securities Inc. will receive at least 5% of the proceeds of this offering, a conflict of interest under Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with that rule. See “Underwriting—Conflicts of Interest.”

Unless we specifically state otherwise, all share information in this prospectus (i) is based on 547,256,447 shares outstanding as of March 19, 2015 and (ii) does not take into account:

•	5,595,882 shares of common stock underlying CFG equity awards outstanding as of December 31, 2014; or

•	61,339,603 shares of common stock that may be granted under our equity compensation plans (including our employee stock purchase plan) as of December 31, 2014.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the summary consolidated operating data for the years ended December 31, 2014, 2013 and 2012 and the summary consolidated balance sheet data as of December 31, 2014 and 2013 from our audited consolidated financial statements incorporated by reference in this prospectus. We derived the summary consolidated balance sheet data as of December 31, 2012 from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results expected for any future period.

You should read the following summary consolidated financial data in conjunction with the sections of our 2014 Form 10-K entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and the notes thereto in our 2014 Form 10-K incorporated by reference in this prospectus.

	For the Year Ended December 31,
	2014	2013	2012
	(dollars in millions, except per share amounts)
Operating Data:
Net interest income	$3,301	$3,058	$3,227
Noninterest income	1,678	1,632	1,667

Total revenue	4,979	4,690	4,894
Provision for credit losses	319	479	413
Noninterest expense	3,392	7,679	3,457
Noninterest expense, excluding goodwill impairment(1)	3,392	3,244	3,457
Income (loss) before income tax expense (benefit)	1,268	(3,468)	1,024
Income tax expense (benefit)	403	(42)	381
Net income (loss)	865	(3,426)	643
Net income, excluding goodwill impairment(1)	865	654	643
Net income (loss) per average common share—basic	1.55	(6.12)	1.15
Net income (loss) per average common share—diluted	1.55	(6.12)	1.15
Net income per average common share—basic, excluding goodwill impairment(1)	1.55	1.17	1.15
Net income per average common share—diluted, excluding goodwill impairment(1)	1.55	1.17	1.15

Other Operating Data:
Return on average common equity(1)(2)	4.46%	(15.69)%	2.69%
Return on average common equity, excluding goodwill impairment(1)	4.46	3.00	2.69
Return on average tangible common equity(1)	6.71	(25.91)	4.86
Return on average tangible common equity, excluding goodwill impairment(1)	6.71	4.95	4.86
Return on average total assets(3)	0.68	(2.83)	0.50
Return on average total assets, excluding goodwill impairment(1)	0.68	0.54	0.50
Return on average total tangible assets(1)	0.71	(3.05)	0.55
Return on average total tangible assets, excluding goodwill impairment(1)	0.71	0.58	0.55
Efficiency ratio(1)	68.12	163.73	70.64
Efficiency ratio, excluding goodwill impairment(1)	68.12	69.17	70.64
Net interest margin(4)	2.83	2.85	2.89

	As of December 31,
	2014	2013	2012
	(dollars in millions)
Balance Sheet Data:
Total assets	$132,857	$122,154	$127,053
Loans and leases(5)	93,410	85,859	87,248
Allowance for loan and lease losses	1,195	1,221	1,255
Total securities	24,676	21,245	19,417
Goodwill	6,876	6,876	11,311
Total liabilities	113,589	102,958	102,924
Total deposits(6)	95,707	86,903	95,148
Federal funds purchased and securities sold under agreements to repurchase	4,276	4,791	3,601
Other short-term borrowed funds	6,253	2,251	501
Long-term borrowed funds	4,642	1,405	694
Total stockholders’ equity	19,268	19,196	24,129

Other Balance Sheet Data:
Asset Quality Ratios:
Allowance for loan and lease losses as a % of total loans and leases	1.28%	1.42%	1.44%
Allowance for loan and lease losses as a % of nonperforming loans and leases	109	86	67
Nonperforming loans and leases as a % of total loans and leases	1.18	1.65	2.14
Capital ratios:
Tier 1 risk-based capital ratio(7)	12.4	13.5	14.2
Total risk-based capital ratio(8)	15.8	16.1	15.8
Tier 1 common equity ratio(9)	12.4	13.5	13.9
Tier 1 leverage ratio(10)	10.6	11.6	12.1

(1)	These measures are non-GAAP financial measures. Please see “Non-GAAP Financial Measures” below for more information on the computation of these non-GAAP financial measures.

(2)	We define “Return on average common equity” as net income (loss) divided by average common equity.

(3)	We define “Return on average total assets” as net income (loss) divided by average total assets.

(4)	We define “Net interest margin” as net interest income divided by average total interest-earning assets.

(5)	Excludes loans held for sale of $281 million, $1.3 billion and $646 million as of December 31, 2014, 2013 and 2012, respectively.

(6)	Excludes deposits held for sale of $5.3 billion as of December 31, 2013.

(7)	“Tier 1 risk-based capital ratio” is Tier 1 capital balance divided by total risk-weighted assets as defined under Basel I.

(8)	“Total risk-based capital ratio” is total capital balance divided by total risk-weighted assets as defined under Basel I.

(9)	“Tier 1 common equity ratio” is Tier 1 capital balance, minus preferred stock, divided by total risk-weighted assets as defined under Basel I.

(10)	“Tier 1 leverage ratio” is Tier 1 capital balance divided by quarterly average total assets as defined under Basel I.

Non-GAAP Financial Measures

Certain of the above financial measures, including return on average tangible common equity, return on average total tangible assets and the efficiency ratio are not recognized under GAAP. We also present noninterest expense, net income (loss), return on average total tangible assets, return on average tangible common equity, return on average common equity, return on average total assets, efficiency ratio and net income per average common share (basic and diluted) excluding the 2013 $4.4 billion pre-tax ($4.1 billion after-tax) goodwill impairment charge. In addition, we present net income (loss) and return on average tangible common equity, net of goodwill impairment, restructuring charges and special items for the years ended December 31, 2014 and 2013. We believe these non-GAAP measures provide useful information to investors because these are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions. In addition, we believe goodwill impairment, restructuring charges and special items in any period do not reflect the operational performance of the business in that period, and, accordingly, it is useful to consider these line items with and without goodwill impairment, restructuring charges and special items. We believe this presentation also increases comparability of period-to-period results.

We also consider pro forma capital ratios defined by banking regulators but not effective at each year end to be non-GAAP financial measures. Since analysts and banking regulators may assess our capital adequacy using these pro forma ratios, we believe they are useful to provide investors the ability to assess our capital adequacy on the same basis. Other companies may use similarly titled non-GAAP financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-GAAP financial measures may not be comparable to similar measures used by other companies. We caution investors not to place undue reliance on such non-GAAP measures, but instead to consider them with the most directly comparable GAAP measure. Non-GAAP measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for our results reported under GAAP.

The following table reconciles non-GAAP financial measures to GAAP:

		As of and for the Year Ended December 31,
	Ref	2014	2013	2012
	(dollars in millions, except per share amounts)
Noninterest expense, excluding goodwill impairment:
Noninterest expense (GAAP)	A	$3,392	$7,679	$3,457
Less: Goodwill impairment (GAAP)		—	4,435	—

Noninterest expense, excluding goodwill impairment (non-GAAP)	B	$3,392	$3,244	$3,457

Net income (loss), excluding goodwill impairment:
Net income (loss) (GAAP)	C	$865	$(3,426)	$643
Add: Goodwill impairment, net of income tax benefit (GAAP)		—	4,080	—

Net income, excluding goodwill impairment (non-GAAP)	D	$865	$654	$643

Return on average common equity, excluding goodwill impairment:
Average common equity (GAAP)	E	$19,399	$21,834	$23,938
Return on average common equity, excluding goodwill impairment (non-GAAP)	D/E	4.46%	3.00%	2.69%
Return on average tangible common equity, excluding goodwill impairment:
Average common equity (GAAP)	E	$19,399	$21,834	$23,938
Less: Average goodwill (GAAP)		6,876	9,063	11,311
Less: Average other intangibles (GAAP)		7	9	12
Add: Average deferred tax liabilities related to goodwill (GAAP)		377	459	617

Average tangible common equity (non-GAAP)	F	$12,893	$13,221	$13,232

Return on average tangible common equity (non-GAAP)	C/F	6.71%	(25.91%)	4.86%
Return on average tangible common equity, excluding goodwill impairment (non-GAAP)	D/F	6.71%	4.95%	4.86%
Return on average total assets, excluding goodwill impairment:
Average total assets (GAAP)	G	$127,624	$120,866	$127,666
Return on average total assets, excluding goodwill impairment (non-GAAP)	D/G	0.68%	0.54%	0.50%
Return on average total tangible assets, excluding goodwill impairment:
Average total assets (GAAP)	G	$127,624	$120,866	$127,666
Less: Average goodwill (GAAP)		6,876	9,063	11,311
Less: Average other intangibles (GAAP)		7	9	12
Add: Average deferred tax liabilities related to goodwill (GAAP)		377	459	617

Average tangible assets (non-GAAP)	H	$121,118	$112,253	$116,960

Return on average total tangible assets (non-GAAP)	C/H	0.71%	(3.05%)	0.55%
Return on average total tangible assets, excluding goodwill impairment (non-GAAP)(1)	D/H	0.71%	0.58%	0.55%

		As of and for the Year Ended December 31,
	Ref	2014	2013	2012
	(dollars in millions, except per share amounts)
Efficiency ratio, excluding goodwill impairment:
Net interest income (GAAP)		$3,301	$3,058	$3,227
Noninterest income (GAAP)		1,678	1,632	1,667

Total revenue (GAAP)	I	$4,979	$4,690	$4,894

Efficiency ratio (non-GAAP)	A/I	68.12%	163.73%	70.64%
Efficiency ratio, excluding goodwill impairment (non-GAAP)	B/I	68.12%	69.17%	70.64%
Net income per average common share-basic and diluted, excluding goodwill impairment:
Average common shares outstanding—basic (GAAP)	J	556,674,146	559,998,324	559,998,324
Average common shares outstanding—diluted (GAAP)	K	557,724,936	559,998,324	559,998,324
Net income (loss) applicable to common stockholders (GAAP)	L	$865	$(3,426)	$643
Add: Goodwill impairment, net of income tax benefit (GAAP)		—	4,080	—

Net income applicable to common stockholders, excluding goodwill impairment (non-GAAP)	M	$865	$654	$643

Net income per average common share-basic, excluding goodwill impairment (non-GAAP)	M/J	1.55	1.17	1.15
Net income per average common share-diluted, excluding goodwill impairment (non-GAAP)	M/K	1.55	1.17	1.15

		As of and for the Year Ended December 31,
	Ref.	2014	2013
	(dollars in millions, except per share amounts)
Pro forma Basel III common equity Tier 1 capital ratio:
Tier 1 risk-based common capital (regulatory)		$13,173	$13,301
Less: Change in DTA and other threshold deductions (GAAP)		(6)	6

Basel III common equity Tier 1 (non-GAAP)	N	$13,179	$13,295
Risk-weighted assets (regulatory general risk weight approach)		$105,964	$98,634

Add: Net change in credit and other risk-weighted assets (regulatory)		2,882	2,687

Basel III standardized approach risk-weighted assets (non-GAAP)	O	$108,846	$101,321

Pro forma Basel III common equity Tier 1 capital ratio (non-GAAP)	N/O	12.1%	13.1%
Pro forma Basel III Tier 1 capital ratio:
Basel III common equity Tier 1 (non-GAAP)	N	$13,179	$13,295
Add: Trust preferred and minority interest (GAAP)		—	—

Basel III Tier 1 capital (non-GAAP)	P	$13,179	$13,295

Pro forma Basel III Tier 1 capital ratio (non-GAAP)	P/O	12.1%	13.1%
Pro forma Basel III total capital ratio:
Total Tier 2 common capital (regulatory)		$3,608	$2,584
Add: Excess allowance for loan and lease losses (regulatory)		—	27
Less: Reserves exceeding 1.25% of risk-weighted assets (regulatory)		—	—

Basel III common equity Tier 2 (non-GAAP)	Q	$3,608	$2,611
Pro forma Basel III total capital (non-GAAP)	P+Q	$16,787	$15,906

Pro forma Basel III total capital ratio (non-GAAP)	(P+Q)/O	15.4%	15.7%
Pro forma Basel III leverage ratio:
Quarterly average assets (GAAP)		$130,629	$120,705
Less: Goodwill (GAAP)		6,876	6,876
Less: Restricted core capital elements (regulatory)(1)		11	17
Add: Deferred tax liability related to goodwill (GAAP)		420	351
Add: Other comprehensive income pension adjustments (GAAP)		377	259

Basel III adjusted average assets (non-GAAP)	R	$124,539	$114,422

Pro forma leverage ratio (non-GAAP)	P/R	10.6%	11.6%

(1)	Restricted core capital elements include other intangibles, intangible mortgage servicing assets, and disallowed mortgage servicing assets.

		Year Ended December 31,
	Ref.	2014	2013
	(dollars in millions)
Noninterest expense excluding goodwill impairment, restructuring charges and special items:
Noninterest expense (GAAP)	A	$3,392	$7,679
Less: Goodwill impairment (GAAP)		—	4,435
Less: Restructuring charges (GAAP)		114	26
Less: Special items(2)		55	—

Noninterest expense, excluding goodwill impairment, restructuring charges and special items (non-GAAP)	S	$3,223	$3,218

Net income, excluding goodwill impairment, restructuring charges and special items:
Net income (loss) (GAAP)	C	$865	$(3,426)
Add: Goodwill impairment (GAAP)		—	4,080
Add: Restructuring charges (GAAP)		72	17
Special items:
Less: Net gain on the Chicago Divestiture (GAAP)		180	—
Add: Regulatory charges (GAAP)		22	—
Add: Separation expenses / IPO related (GAAP)		11	—

Net income, excluding goodwill impairment, restructuring charges and special items (non-GAAP)	T	$790	$671

Return on average tangible common equity, excluding goodwill impairment, restructuring charges and special items:
Average common equity (GAAP)	E	19,399	21,834
Less: Average goodwill (GAAP)		6,876	9,063
Less: Average other intangibles (GAAP)		7	9
Add: Average deferred tax liabilities related to goodwill (GAAP)		377	459

Average tangible common equity (non-GAAP)	F	$12,893	$13,221

Return on average tangible common equity (non-GAAP)	C/F	6.71%	(25.91%)
Return on average tangible common equity, excluding goodwill impairment, restructuring charges and special items (non-GAAP)	T/F	6.13%	5.08%

(2)	Special items include the following: regulatory charges, separation items and IPO-related expenses.

		As of and for the Year Ended December 31,
		2014				2013				2012
	Ref.	Consumer Banking	Commercial Banking	Other	Consolidated	Consumer Banking	Commercial Banking	Other	Consolidated	Consumer Banking	Commercial Banking	Other	Consolidated
	(dollars in millions)
Net income (loss), excluding goodwill impairment:
Net income (loss) (GAAP)	U	$182	$561	$122	$865	$242	$514	($4,182)	($3,426)	$185	$453	$5	$643
Add: Goodwill impairment, net of income tax benefit (GAAP)		—	—	—	—	—	—	4,080	4,080	—	—	—	—
Net income (loss), excluding goodwill impairment (non-GAAP)	V	$182	$561	$122	$865	$242	$514	($102)	$654	$185	$453	$5	$643

Efficiency ratio:
Total revenue (GAAP)	W	$3,050	$1,502	$427	$4,979	$3,201	$1,420	$69	$4,690	$3,384	$1,385	$125	$4,894
Noninterest expense (GAAP)	X	2,513	652	227	3,392	2,522	635	4,522	7,679	2,691	625	141	3,457
Less: Goodwill impairment (GAAP)		—	—	—	—	—	—	4,435	4,435	—	—	—	—

Noninterest expense, excluding goodwill impairment (non-GAAP)	Y	$2,513	$652	$227	$3,392	$2,522	$635	$87	$3,244	$2,691	$625	$141	$3,457

Efficiency ratio (non-GAAP)	X/W	82.39%	43.37%	NM	68.12%	78.76%	44.66%	NM	163.73%	79.45%	45.22%	NM	70.64%
Efficiency ratio, excluding goodwill impairment (non-GAAP)	Y/W	82.39%	43.37%	NM	68.12%	78.76%	44.66%	NM	69.17%	79.45%	45.22%	NM	70.64%
Return on average total tangible assets:
Average total assets (GAAP)	Z	$48,939	$38,483	$40,202	$127,624	$46,465	$35,229	$39,172	$120,866	$47,824	$33,474	$46,368	$127,666
Less: Average goodwill (GAAP)		—	—	6,876	6,876	—	—	9,063	9,063	—	—	11,311	11,311
Less: Average other intangibles (GAAP)		—	—	7	7	—	—	9	9	—	—	12	12
Add: Average deferred tax liabilities related to goodwill (GAAP)		—	—	377	377	—	—	459	459	—	—	617	617

Average total tangible assets (non-GAAP)	AA	$48,939	$38,483	$33,696	$121,118	$46,465	$35,229	$30,559	$112,253	$47,824	$33,474	$35,662	$116,960

Return on average total tangible assets (non-GAAP)	U/AA	0.37%	1.46%	NM	0.71%	0.52%	1.46%	NM	(3.05%)	0.39%	1.35%	NM	0.55%
Return on average total tangible assets, excluding goodwill impairment (non-GAAP)	V/AA	0.37%	1.46%	NM	0.71%	0.52%	1.46%	NM	0.58%	0.39%	1.35%	NM	0.55%
Return on average tangible common equity:
Average common equity (GAAP)(3)	BB	$4,665	$4,174	$10,560	$19,399	$4,395	$3,897	$13,542	$21,834	$3,813	$3,626	$16,499	$23,938
Less: Average goodwill (GAAP)		—	—	6,876	6,876	—	—	9,063	9,063	—	—	11,311	11,311
Less: Average other intangibles (GAAP)		—	—	7	7	—	—	9	9	—	—	12	12
Add: Average deferred tax liabilities related to goodwill (GAAP)		—	—	377	377	—	—	459	459	—	—	617	617

Average tangible common equity (non-GAAP)(3)	CC	$4,665	$4,174	$4,054	$12,893	$4,395	$3,897	$4,929	$13,221	$3,813	$3,626	$5,793	$13,232

Return on average tangible common equity (non-GAAP)(3)	U/CC	3.90%	13.43%	NM	6.71%	5.48%	13.20%	NM	(25.91%)	4.89%	12.45%	NM	4.86%
Return on average tangible common equity, excluding goodwill impairment (non-GAAP)(3)	V/CC	3.90%	13.43%	NM	6.71%	5.48%	13.20%	NM	4.95%	4.89%	12.45%	NM	4.86%

(3)	Operating segments are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. We approximate that regulatory capital is equivalent to a sustainable target level for CET1 and then allocate that approximation to the segments based on economic capital.

RISK FACTORS

We are subject to a number of risks potentially impacting our business, financial condition, results of operations and cash flows. As a financial services organization, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We, therefore, encounter risk as part of the normal course of our business and we design risk management processes to help manage these risks. Our success is dependent on our ability to identify, understand and manage the risks presented by our business activities so that we can appropriately balance revenue generation and profitability. These risks include, but are not limited to, credit risk, market risk, liquidity risk, operational risk, model risk, technology, regulatory and legal risk and strategic and reputational risk. We discuss our principal risk management processes and, in appropriate places, related historical performance in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” section in our 2014 Form 10-K incorporated by reference in this prospectus.

You should carefully consider the following risk factors that may affect our business, financial condition and results of operations, as well as the other information set forth and incorporated by reference in this prospectus before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline due to any of these risks, and you may lose all or part of your investment. The following risks are not the only risks we face. Additional risks that are not presently known or that we presently deem to be immaterial also could have a material adverse effect on our financial condition, results of operations and business.

Risks Related to Our Business

We may not be able to successfully execute our strategic plan or achieve our performance targets.

Our strategic plan, which we began to implement in the second half of 2013, involves four principal elements: (a) increasing revenue in both Consumer Banking and Commercial Banking; (b) enhancing cost reduction efforts across the company; (c) leveraging capital actions aimed at better aligning our capital structure with those of regional bank peers; and (d) the beneficial impact of a rising interest rate environment on our asset-sensitive balance sheet. Our future success and the value of our stock will depend, in part, on our ability to effectively implement our strategic plan. There are risks and uncertainties, many of which are not within our control, associated with each element of our plan discussed further below.

In addition, certain of our key initiatives require regulatory approval, which may not be obtained on a timely basis, if at all. Moreover, even if we do obtain required regulatory approval, it may be conditioned on certain organizational changes, such as those discussed below, that could reduce the profitability of those initiatives.

Revenue Generation Component of Strategic Plan, Assumptions and Associated Risks. Our plans to increase revenue involve reallocating resources toward businesses that will further increase and diversify our revenue base, including by prudently growing higher-return earning assets, identifying and capitalizing on more fee income opportunities and selectively expanding our balance sheet through increased loan origination volume principally in mortgage, small business and auto. Our revenue growth plans are based on a number of assumptions, many of which involve factors that are outside our control. Our key assumptions include:

•	that we will be able to attract and retain the requisite number of skilled and qualified personnel required to increase our loan origination volume in mortgage, business banking, auto, wealth,

mid-corporate and specialty verticals. The marketplace for skilled personnel is competitive, which means hiring, training and retaining skilled personnel is costly and challenging and we may not be able to increase the number of our loan professionals sufficiently to achieve our loan origination targets successfully;

•	that we will be able to grow higher-return earning assets with acceptable risk performance and increase fee income in part by means of increased management discipline, industry focus, expansion of target markets, focus on higher-return yielding assets and increased origination efforts;

•	that we will be able to successfully identify and purchase high-quality interest-earning assets that perform over time in accordance with our projected models;

•	that we will be able to fund asset growth by growing deposits with our cost of funds increasing at a rate consistent with our expectations;

•	that our expansion into specialized industries, as well as our efforts to expand nationally in the mid-corporate space, will not materially alter our risk profile from existing business operations in ways that our existing risk models cannot effectively or accurately model;

•	that there will be no material change in competitive dynamics, including as a result of our seeking to increase market share and enter into new markets (as discussed below, we operate in a highly competitive industry and any change in our ability to retain deposits or attract new customers in line with our current expectations would adversely affect our ability to grow our revenue);

•	that the foot traffic in our branches, on which certain sales and marketing efforts are focused, does not significantly decrease more than expected as a result of technological advances or otherwise; and

•	that software we have recently licensed and implemented throughout our business, including an automated loan origination platform, will function consistent with our expectations.

If one or more of our assumptions prove incorrect, we may not be able to successfully execute our strategic plan, we may never achieve our indicative performance targets and any shortfall may be material.

Cost Savings and Efficiency Component of Strategic Plan and Associated Risks. In order for us to execute our strategic plan successfully, we must continue to pursue a number of cost reduction and efficiency improvement initiatives, including streamlining processes, reducing redundancy and improving cost structures, which we believe will allow us to reduce overall expenses. There may be unanticipated difficulties in implementing our efficiency initiatives, and while we achieved our targeted cost savings for 2014, there can be no assurance that we will fully realize our target expense reductions, or be able to sustain any annual cost savings achieved by our efficiency initiative. Reducing costs may prove difficult in light of our efforts to continue to establish and maintain our stand-alone operational and infrastructural capabilities as a banking institution fully separate from the RBS Group, including our rebranding efforts associated with our separation from the RBS Group. Reducing our structural costs also may be difficult as a result of our efforts to continue to invest in technology and people in order to make further organizational improvements in risk management and various other policies and procedures in order to comply with increased guidance and new regulations and requirements imposed by our regulators. In addition, any significant unanticipated or unusual charges, provisions or impairments, including as a result of any ongoing legal and regulatory proceedings or industry regulatory changes, would adversely affect our ability to reduce our cost structure in any particular period. If we are unable to reduce our cost structure as we anticipate, we may not be able to successfully execute our strategic plan, we may never achieve our indicative performance targets and any shortfall may be material.

Reduction of Our Common Equity Tier 1 Ratio. Our strategic plan requires us to complete capital initiatives that would result in a lower overall CET1 ratio. Because our capital structure is subject to extensive regulatory scrutiny, including under the Federal Reserve Board’s CCAR process, and because CET1 is used in calculating risk-based capital ratios, we may not be able to consummate the capital initiatives required to bring our CET1 ratio in line with our expectations. This could prevent us from achieving our ROTCE targets. For more information about risks relating to our ability to obtain the requisite approval from the Federal Reserve Board, see “—Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders.”

Rising Interest Rate Environment. Our earnings are dependent to a large extent on our net interest income, which is interest income and fees earned on loans and investments, less interest paid on deposits and other borrowings. Net interest income growth has been challenged by the relatively persistent low interest rate environment, which continued through 2014 and is continuing into 2015. Our strategic plan includes assumptions about rising interest rates in the coming periods. However, interest rates are highly sensitive to numerous factors which are beyond the control of our management, and they have not, in recent periods, increased in line with our expectations. If the current low interest rate environment were to continue or if interest rates do not rise as much or as quickly as we expect, then we may not be able to achieve our ROTCE or other targets. For further information about our interest rate sensitivity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk” in our 2014 Form 10-K incorporated by reference in this prospectus.

In addition to the four principal elements of our strategic plan, we also anticipate that our ROTCE will be affected by a number of additional factors. We anticipate a benefit to our ROTCE from runoff of our non-core portfolio and existing pay-fixed interest rate swaps, which we expect will be offset by the negative impact on our ROTCE of some deterioration in the credit environment as they return to historical levels and a decline in gains on investments in securities. We do not control many aspects of these factors (or others) and actual results could differ from our expectations materially, which could impair our ability to achieve our strategic ROTCE goals.

Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders.

As a result of and in addition to new legislation aimed at regulatory reform, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), and the increased capital and liquidity requirements introduced by the U.S. implementation of the Basel III framework (the capital components of which have become effective), the federal banking agencies (the Federal Reserve Board, the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”)), as well as the Consumer Financial Protection Bureau (“CFPB”), generally are taking a more stringent approach to supervising and regulating financial institutions and financial products and services over which they exercise their respective supervisory authorities. We, our two banking subsidiaries and our products and services are all subject to greater supervisory scrutiny and enhanced supervisory requirements and expectations and face significant challenges in meeting them. We expect to continue to face greater supervisory scrutiny and enhanced supervisory requirements in the foreseeable future.

Our two banking subsidiaries are currently subject to consent orders issued by the OCC and the FDIC in connection with their findings of deceptive marketing and implementation of some of our checking account and funds transfer products and services. Among other things, the consent orders require us to remedy deficiencies and develop stronger compliance controls, policies and procedures. We have made progress and continue to make progress in addressing these requirements, but the consent orders remain in place and we are unable to predict when they may be terminated. CBNA is also making improvements to its compliance management systems, fair lending compliance, risk management, deposit reconciliation practices and overdraft fees in order to address deficiencies in those areas. CBPA is making improvements to address deficiencies in its deposit reconciliation practices, overdraft fees, identity theft add-on products, third-party payment processor activities, oversight of third-party service providers, compliance program, policies, procedures and training, consumer complaints process and anti-money laundering controls. These efforts require us to make investments in additional resources and systems and also require a significant commitment of managerial time and attention.

In March 2014, the OCC communicated its determination that CBNA does not meet the condition—namely, that CBNA must be both well capitalized and well managed, as those terms are defined in applicable regulations, based on certain minimum capital ratios and supervisory ratings, respectively—necessary to own a financial subsidiary. A financial subsidiary is permitted to engage in a broader range of activities, similar to those of a financial holding company, than those permissible for a national bank itself. CBNA has two financial subsidiaries, Citizens Securities, Inc., a registered broker-dealer, and RBS Citizens Insurance Agency, Inc., a dormant entity, although it continues to collect commissions on certain outstanding insurance policies. CBNA has entered into an agreement with the OCC (the “OCC Agreement”) pursuant to which it must develop a remediation plan, which must be submitted to the OCC, setting forth the specific actions it will take to bring itself back into compliance with the condition to own a financial subsidiary and the schedule for achieving that objective. Until CBNA addresses the deficiencies to the OCC’s satisfaction, CBNA will be subject to restrictions on its ability to acquire control of or hold an interest in any new financial subsidiary and to commence new activities in any existing financial subsidiary, without the prior approval of the OCC. The OCC Agreement provides that if CBNA fails to remediate the deficiencies, it may have to divest itself of its financial subsidiaries and comply with any additional limitations or conditions on its conduct as the OCC may impose. CBNA has developed a plan and has implemented a comprehensive enterprise-wide program to address these deficiencies, through which, we believe, many have already been addressed.

We are also required to make improvements to our overall compliance and operational risk management programs and practices in order to comply with enhanced supervisory requirements and expectations and to address weaknesses in retail credit risk management, liquidity risk management, model risk management, outsourcing and vendor risk management and related oversight and monitoring practices and tools. Our and our banking subsidiaries’ consumer compliance program and controls also require improvement, particularly with respect to deposit reconciliation processes, fair lending and mortgage servicing. In addition to all of the foregoing, as part of our and our banking subsidiaries’ regular examination process, from time to time we and our banking subsidiaries may become, and currently are, subject to prudential restrictions on our activities. The restrictions that apply to CBNA are described above. Similarly, under the Bank Holding Company Act of 1956 (the “Bank Holding Company Act”), currently we may not be able to engage in certain categories of new activities or acquire shares or control of other companies other than in connection with internal reorganizations.

In order to remedy these weaknesses and meet these regulatory and supervisory challenges, we need to make substantial improvements to our compliance, risk management and other processes, systems and controls. We expect to continue to dedicate significant resources and managerial time and attention and to make significant investments in enhanced compliance, risk management and other processes, systems and controls. We also expect to make restitution payments to our banking subsidiaries’ customers, which could be significant, arising from certain of the consumer compliance deficiencies described above and may be required to pay civil money penalties in connection with certain of these deficiencies. We have established reserves in respect of these future payments, but the amounts that we are ultimately obligated to pay could be in excess of our reserves.

The remediation efforts and other matters described above will increase our operational costs and may limit our ability to implement aspects of our strategic plan or otherwise pursue certain business opportunities. Moreover, if we are unsuccessful in remedying these weaknesses and meeting the enhanced supervisory requirements and expectations that apply to us and our banking subsidiaries, we could remain subject to existing restrictions or become subject to additional restrictions on our activities, informal (nonpublic) or formal (public) supervisory actions or public enforcement actions, including the payment of civil money penalties. Any such actions or restrictions, if and in whatever manner imposed, would likely increase our costs and could limit our ability to implement our strategic plans and expand our business, and as a result could have a material adverse effect on our business, financial condition or results of operations.

A continuation of the current low interest rate environment or subsequent movements in interest rates may have an adverse effect on our profitability.

Net interest income historically has been, and in the near-to-medium term we anticipate that it will remain, a significant component of our total revenue. This is due to the fact that a high percentage of our assets and liabilities have been and will likely continue to be in the form of interest-bearing or interest-related instruments. Our net interest income was $3.3 billion for the year ended December 31, 2014 and $3.1 billion for the year ended December 31, 2013. Changes in interest rates can have a material effect on many areas of our business, including the following:

Net Interest Income. In recent years, it has been the policy of the Federal Reserve Board and the U.S. Treasury to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of U.S. Treasury and mortgage-backed securities. As a result, yields on securities we have purchased, and market rates on the loans we have originated, have been at levels lower than were available prior to 2008. Consequently, the average yield on our interest-earning assets has decreased during the low interest rate environment. If a low interest rate environment persists, our net interest income may further decrease. This would be the case because our ability to lower our interest expense has been limited at these interest rate levels, while the average yield on our interest-earning assets has continued to decrease. Moreover, as interest rates begin to increase, if our floating rate interest-earning assets do not reprice faster than our interest-bearing liabilities in a rising rate environment, our net interest income could be adversely affected. If our net interest income decreases, this could have an adverse effect on our profitability.

Deposit Costs. As interest rates increase, our net interest margin would narrow if our cost of funding increases without a correlative increase in the interest we earn from loans and investments. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rate we are required to pay our customers to retain their deposits. This could occur, for instance, if we are faced with competitive pressures to increase rates on deposits. In addition, if the interest rates we are required to pay for other sources of funding (for example, in the interbank or capital markets) increases, our cost of funding would increase. If any of the foregoing risks occurs, our net interest margin could narrow. Although our assets currently reprice faster than our liabilities (which would result in a benefit to net interest income as interest rates rise), the benefit from rising rates could be less than we assume, which may have an adverse effect on our profitability.

Loan Volume and Delinquency. Increases in interest rates may decrease customer demand for loans as the higher cost of obtaining credit may deter customers from seeking new loans. Further, higher interest rates might also lead to an increased number of delinquent loans and defaults, which would affect the value of our loans.

Value of Our Mortgage Servicing Rights. As a residential mortgage servicer, we have a portfolio of mortgage servicing rights (“MSRs”). MSRs are subject to interest rate risk in that their fair value will fluctuate as a result of changes in the interest rate environment. When interest rates fall, borrowers are generally more likely to prepay their mortgage loans by refinancing them at a lower rate. As the likelihood of prepayment increases, the fair value of MSRs can decrease. A decrease in the fair value below the carrying value of MSRs will reduce earnings in the period in which the decrease occurs.

We cannot control or predict with certainty changes in interest rates. Global, national, regional and local economic conditions, competitive pressures and the policies of regulatory authorities, including monetary policies of the Federal Reserve Board, affect interest income and interest expense. Although we have policies and procedures designed to manage the risks associated with changes in market interest rates, as further discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” in our 2014 Form 10-K incorporated by reference in this prospectus, changes in interest rates still may have an adverse effect on our profitability.

If our assumptions regarding borrower behavior are wrong or overall economic conditions are significantly different than we anticipate, then our risk mitigation may be insufficient to protect against interest rate risk and our net income would be adversely affected.

We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of our Board, which could impair our ability to successfully execute our strategic plan and otherwise adversely affect our business.

A key cornerstone of our strategic plan involves the hiring of a large number of highly skilled and qualified personnel. Accordingly, our ability to implement our strategic plan and our future success depends on our ability to attract, retain and motivate highly skilled and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy, which could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have a material adverse effect on our business, financial condition and results of operations.

Governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. For example, in June 2010, the Federal Reserve Board and other federal banking regulators jointly issued comprehensive final guidance designed to ensure that incentive compensation policies do not undermine the safety and soundness of banking organizations by encouraging employees to take imprudent risks. The recent financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators and elected officials. Future legislation or regulation or government views on compensation may result in us altering compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

In addition to complying with U.S. laws relating to compensation, we are also required to comply with certain United Kingdom (“UK”) and European Union (“EU”) remuneration requirements for so long as the UK Prudential Regulation Authority (“PRA”) considers the RBS Group to control us. As a result of the implementation of the EU Capital Requirements Directive IV (“CRD IV”), certain of our most senior employees, including our CEO, may not receive variable compensation in excess of 100% of fixed compensation (up to 200% with shareholder approval) starting with performance year 2014. Because shareholder approval was not sought by RBS, a 100% limitation applied for 2014 and will continue to apply until CRD IV no longer applies to us. We intend to maintain competitive total compensation levels for affected employees, although it is possible that the structure of our compensation packages may not be considered in line with our peers.

Our ability to meet our obligations, and the cost of funds to do so, depend on our ability to access sources of liquidity and the particular sources available to us.

Liquidity risk is the risk that we will not be able to meet our obligations, including funding commitments, as they come due. This risk is inherent in our operations and can be heightened by a number of factors, including an over-reliance on a particular source of funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Like many banking groups, our reliance on customer deposits to meet a considerable portion of our funding has grown over recent years, and we continue to seek to increase the proportion of our funding represented by customer deposits. However, these deposits are subject to fluctuation due to certain factors outside our control, such as a loss of confidence by customers in us or the banking sector generally, increasing competitive pressures for retail or corporate customer deposits, changes in interest rates and returns on other investment classes, which could result in a significant outflow of deposits within a short period of time. To the extent that there is heavy competition among U.S. banks for retail customer deposits, this competition may increase the cost of procuring new deposits and/or retaining existing deposits, and otherwise negatively affect our ability to grow our deposit base. An inability to grow, or any material decrease in, our deposits could have a material adverse effect on our ability to satisfy our liquidity needs.

In addition, volatility in the interbank funding market can negatively affect our ability to fund our operations. For example, funding in the interbank markets, a traditional source of unsecured short-term funding, was severely disrupted throughout the global economic and financial crisis. If market disruption or significant volatility returns to the interbank or wholesale funding market, our ability to access liquidity in these funding markets could be materially impaired. Additionally, other factors outside our control, such as an operational problem that affects third parties, could impair our ability to access market liquidity or create an unforeseen outflow of cash or deposits. Our inability to access adequate funding, whether from bank deposits, the interbank funding market or the broader capital markets, would constrain our ability to make new loans, to meet our existing lending commitments and ultimately jeopardize our overall liquidity and capitalization.

Maintaining a diverse and appropriate funding strategy for our assets consistent with our wider strategic risk appetite and plan remains challenging, and any tightening of credit markets could have a material adverse impact on us. In particular, there is a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions (for example, reflected in reductions in unsecured deposits supplied by these counterparties), which may cause funding from these sources to no longer be available. Under these circumstances, we may need to seek funds from alternative sources, potentially at higher costs than has previously been the case, or may be required to consider disposals of other assets not previously identified for disposal, in order to reduce our funding commitments.

A reduction in our credit ratings, which are based on a number of factors, including the credit ratings of RBS or other members of the RBS Group, could have a material adverse effect on our business, financial condition and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings are based on a number of factors, including our financial strength. Other factors considered by rating agencies include the financial strength of, and other factors relating to, RBS and the RBS Group, as well as conditions affecting the financial services industry generally. Any downgrade in our ratings would likely increase our borrowing costs, could limit our access to capital markets, and otherwise adversely affect our business. For example, a ratings downgrade could adversely affect our ability to sell or market in the capital markets certain of our securities, including long-term debt, engage in certain longer-term and derivatives transactions and retain our customers, particularly corporate customers who need a minimum rating threshold in order to place funds with us. In addition, under the terms of certain of our derivatives contracts, we may be required to maintain a minimum credit rating or have to post additional collateral or terminate such contracts. Any of these results of a rating downgrade could increase our cost of funding, reduce our liquidity and have adverse effects on our business, financial condition and results of operations.

Any downgrade in the credit rating of RBS, which will own 45.6% of our stock after completion of this offering (or 41.9% if the underwriters’ option to purchase additional shares of common stock is exercised in full), or other members of the RBS Group may negatively impact the rating agencies’ evaluation of us and our business which could ultimately result in a downgrade of our credit ratings. The credit ratings of RBS and other members of the RBS Group, along with a number of other European financial institutions, were downgraded during the course of the last four years as part of the rating agencies’ rating methodology changes, review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of banks located in the United Kingdom, that the UK government is more likely in the future to make greater use of its regulatory tools to allow burden sharing among bank creditors. Rating agencies continue to evaluate the rating methodologies applicable to European financial institutions, including RBS and other members of the RBS Group, and any change in such methodologies could ultimately affect our credit ratings. Separately, adverse changes in the credit ratings of the United Kingdom could adversely affect the credit ratings of RBS or other members of the RBS Group which may ultimately have an adverse impact on our credit ratings.

On November 29, 2011, Standard & Poor’s lowered its long-term debt rating of RBS to A- and, at the same time, lowered our long-term debt rating to A. On June 22, 2012, Moody’s downgraded the long-term bank deposit rating of our banking subsidiaries to A3 following its downgrade of RBS on June 21, 2012. On November 11, 2013, Standard & Poor’s lowered its ratings on 20 of CBNA’s letter of credit-backed U.S. public finance issues. This action followed Standard & Poor’s’ November 7, 2013 downgrade of the long-term debt of RBS to BBB+ and its simultaneous lowering of our long-term debt rating to BBB+. On November 3, 2013, Fitch downgraded our long-term debt rating to BBB+ following RBS’s announcement of its intention to fully divest us by 2016. On August 21, 2014, Fitch affirmed our long-term debt rating of BBB+, and on December 3, 2014, Fitch rated CBNA’s subordinated debt as BBB. Although Moody’s confirmed the long-term bank deposit rating of our banking subsidiaries on March 13, 2014, its ratings outlook is negative. On May 7, 2014, Standard & Poor’s lowered our stand-alone credit profile to A- from A. On February 3, 2015, Standard & Poor’s lowered its long-term debt rating of RBS from BBB+ to BBB- and lowered its short-term debt rating of RBS from A-2 to A-3. At the same time, Standard & Poor’s affirmed its issuer ratings of both CFG (BBB+/A-2) and CBNA (A-/A-2), while its ratings outlook for both entities remained negative. These ratings could be further downgraded as a result of a number of factors, such as our financial strength and economic conditions generally. Under current rating methodologies, the ratings could also be further downgraded due to RBS’s continued ownership interest in us, reflecting the potential adverse effects of challenges faced by the RBS Group, including uncertainty around political developments in the United Kingdom and Europe, or in connection with our separation from the RBS Group, if the rating agencies perceive that we would not benefit from the support of the RBS Group. Any further reductions in our credit ratings or those of our banking subsidiaries could adversely affect our access to liquidity, our competitive position, increase our funding costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain risks related to originating and selling mortgages and we may be required to repurchase mortgage loans or indemnify mortgage loan purchasers, which could adversely impact our business, financial condition and results of operations.

We originate and often sell mortgage loans. When we sell mortgage loans, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Our loan sale agreements require us to repurchase or substitute mortgage loans in the event of certain breaches of these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. Likewise, we are required to repurchase or substitute mortgage loans if we breach certain representations or warranties in connection with our securitizations, whether or not we were the originator of the loan. While in many cases we may have a remedy available against certain parties, often these may not be as broad as the remedies available to a purchaser of mortgage loans against us, and we face the further risk that such parties may not have the financial capacity to satisfy remedies that may be available to us. Therefore, if a purchaser enforces its remedies against us, we may not be able to recover our losses from third parties. We have received repurchase and indemnity demands from purchasers in the past, which have resulted in an increase in the amount of losses for repurchases. In particular, between the start of 2009 and December 31, 2014, we received approximately $158 million in repurchase demands and $99 million in indemnification payment requests in respect of loans originated, for the most part, since 2003. Of those claims presented, $88 million was paid to repurchase residential mortgages and $33 million was incurred for indemnification costs to make investors whole. We repurchased mortgage loans totaling $25 million and $35 million for the years ended December 31, 2014 and 2013, respectively. We incurred indemnification costs of $8 million and $12 million for the years ended December 31, 2014 and 2013, respectively. We responded to subpoenas issued by the Office of the Inspector General for the Federal Housing Authority Agency in December 2013 which requested information about loans sold to The Federal National Mortgage Association and The Federal Home Loan Mortgage Corporation from 2003 to 2011. We cannot estimate what the future level of repurchase demands will be or our ultimate exposure, and cannot give any assurance that the historical experience will or will not continue in the future. The volume of repurchase demands may increase, which could have a material adverse effect on our business, financial condition and results of operations.

We face risks as a servicer of loans. We may be terminated as a servicer or master servicer, be required to repurchase a mortgage loan or reimburse investors for credit losses on a mortgage loan, or incur costs, liabilities, fines and other sanctions if we fail to satisfy our servicing obligations, including our obligations with respect to mortgage loan foreclosure actions.

We act as servicer or master servicer for mortgage loans included in securitizations and for unsecuritized mortgage loans owned by investors. As a servicer or master servicer for those loans, we have certain contractual obligations to the securitization trusts, investors or other third parties, including, in our capacity as a servicer, foreclosing on defaulted mortgage loans or, to the extent consistent with the applicable securitization or other investor agreement, considering alternatives to foreclosure (such as loan modifications, short sales and deed-in-lieu of foreclosures), and, in our capacity as a master servicer, overseeing the servicing of mortgage loans by the servicer. Generally, our servicing obligations as a servicer or master servicer described above are set by contract, for which we receive a contractual fee. However, the costs to perform contracted-for services have been increasing, which reduces our profitability. In addition, we serve as a servicer for government sponsored enterprises (“GSEs”) under servicing guides. The GSEs can amend their servicing guides, which can increase the scope or costs of the services we are required to perform without any corresponding increase in our servicing fee. Further, the CFPB has issued two regulations that amended the mortgage servicing provisions of Regulation Z and Regulation X, which became effective on January 10, 2014 and which may further increase the scope and costs of services we are required to perform, including as it relates to servicing loans that we own. In addition, there has been a significant increase in state laws that impose additional servicing requirements that increase the scope and cost of our servicing obligations.

If we commit a material breach of our obligations as servicer or master servicer, we may be subject to termination if the breach is not cured within a specified period of time following notice, which can generally be given by the securitization trustee or a specified percentage of security holders, causing us to lose servicing income. In addition, we may be required to indemnify the securitization trustee against losses from any failure by us, as a servicer or master servicer, to perform our servicing obligations or any act or omission on our part that involves willful misfeasance, bad faith or gross negligence. For certain investors and/or certain transactions, we may be contractually obligated to repurchase a mortgage loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan. If we experience increased repurchase obligations because of claims that we did not satisfy our obligations as a servicer or master servicer, or increased loss severity on such repurchases, we may have to materially increase our repurchase reserve.

We rely on the mortgage secondary market and GSEs for some of our liquidity.

We sell some of the mortgage loans we originate to reduce our credit risk and to provide funding for additional loans. We rely on GSEs to purchase loans that meet their conforming loan requirements. Strategically, we may originate and hold nonconforming loans on-balance sheet for investment purposes, or from time to time, we will rely on other capital markets investors to purchase nonconforming loans (i.e., loans that do not meet GSE requirements). A viable, consistent outlet for nonconforming loans continues to be a challenge that has impacted the liquidity in this space. Retaining nonconforming loans on balance sheet is a trend that continues. When we retain a loan not only do we keep the credit risk of the loan but we also do not receive any sale proceeds that could be used to generate new loans. However, we receive net interest margin as our income stream as loan payments are received on a monthly basis in lieu of sale proceeds. Depending on balance sheet capacity, a persistent lack of liquidity could limit our ability to fund and thus originate new mortgage loans, reducing the fees we earn from originating and servicing loans. In addition, we cannot provide assurance that GSEs will not materially limit their purchases of conforming loans due to capital constraints or change their criteria for conforming loans (e.g., maximum loan amount or borrower eligibility). We note that proposals have been presented to reform the housing finance market in the United States, including the role of the GSEs in the housing finance market. The extent and timing of any such regulatory reform regarding the housing finance market and the GSEs, as well as any effect on our business and financial results, are uncertain.

We are subject to increased risk of credit losses associated with HELOCs originated prior to the global financial and economic crisis.

During the years prior to the global financial and economic crisis, financial institutions, including us, originated a significant number of home equity lines of credit (“HELOCs”). The terms of HELOCs generally provided for the deferral of borrowers’ obligations to begin to repay principal until a specified future date. As of December 31, 2014, approximately 29% of our $16.0 billion HELOC portfolio, or $4.6 billion in drawn balances, and $3.8 billion in undrawn balances, were subject to a payment reset or balloon payment between January 1, 2015 and December 31, 2017, including $245 million in balloon balances where full payment is due at the end of a ten-year interest-only draw period. Although we launched a program in September 2013 to manage the exposure by providing heightened outreach to borrowers, there remains a risk of increased credit losses as borrowers become obligated to make principal and interest payments. For further information regarding the expected HELOC payment shock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—HELOC Payment Shock” in our 2014 Form 10-K incorporated by reference in this prospectus.

Our financial performance may be adversely affected by deterioration in borrower credit quality, particularly in the New England, Mid-Atlantic and Midwest regions, where our operations are concentrated.

We have exposure to many different industries and risks arising from actual or perceived changes in credit quality and uncertainty over the recoverability of amounts due from borrowers is inherent in our businesses. Our exposure may be exacerbated by the geographic concentration of our operations, which are predominately located in the New England, Mid-Atlantic and Midwest regions. The credit quality of our borrowers may deteriorate for a number of reasons that are outside our control, including as a result of prevailing economic and market conditions and asset valuation. The trends and risks affecting borrower credit quality, particularly in the New England, Mid-Atlantic and Midwest regions, have caused, and in the future may cause, us to experience impairment charges, increased repurchase demands, higher costs, additional write-downs and losses and an inability to engage in routine funding transactions, which could have a material adverse effect on our business, financial condition and results of operations.

Our framework for managing risks may not be effective in mitigating risk and loss and our use of models presents risks to our risk management framework.

Our risk management framework is made up of various processes and strategies to manage our risk exposure. The framework to manage risk, including the framework’s underlying assumptions, may not be effective under all conditions and circumstances. If the risk management framework proves ineffective, we could suffer unexpected losses and could be materially adversely affected.

One of the main types of risks inherent in our business is credit risk. An important feature of our credit risk management system is to employ an internal credit risk control system through which we identify, measure, monitor and mitigate existing and emerging credit risk of our customers. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have undertaken certain actions to enhance our credit policies and guidelines to address potential risks associated with particular industries or types of customers, as discussed in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk” in our 2014 Form 10-K incorporated by reference in this prospectus. However, we may not be able to effectively implement these initiatives, or consistently follow and refine our credit risk management system. If any of the foregoing were to occur, it may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us.

Some of our tools and metrics for managing risk are based upon our use of observed historical market behavior. We rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in such processes as determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, predicting losses, assessing capital adequacy and calculating regulatory capital levels, as well as estimating the value of financial instruments and balance sheet items. Poorly designed or implemented models present the risk that our business decisions based on information incorporating such models will be adversely affected due to the inadequacy of that information. Moreover, our models may fail to predict future risk exposures if the information used in the model is incorrect, obsolete or not sufficiently comparable to actual events as they occur. We seek to incorporate appropriate historical data in our models, but the range of market values and behaviors reflected in any period of historical data is not at all times predictive of future developments in any particular period and the period of data we incorporate into our models may turn out to be inappropriate for the future period being modeled. In such case, our ability to manage risk would be limited and our risk exposure and losses could be significantly greater than our models indicated. For example, we experienced certain technical issues relating to our market risk measurement processes when we began incorporating trade level detail for foreign exchange contracts in 2013. Despite rigorous pilot testing of our processes, during the initial phase of implementation, our processes failed to incorporate certain positions we maintained to offset client exposure, which led to an immaterial overstatement of foreign exchange currency rate risk positions during 2013 compared to our position at year end. We have adjusted our processes and have experienced no further issues. In addition, if existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits. Finally, information we provide to our regulators based on poorly designed or implemented models could also be inaccurate or misleading. Some of the decisions that our regulators make, including those related to capital distributions to our stockholders, could be affected adversely due to their perception that the quality of the models used to generate the relevant information is insufficient.

The preparation of our financial statements requires the use of estimates that may vary from actual results. Particularly, various factors may cause our allowance for loan and lease losses to increase.

The preparation of audited consolidated financial statements in conformity with U.S. GAAP requires management to make significant estimates that affect the financial statements. Our most critical accounting estimate is the allowance for loan and lease losses. The allowance for loan and lease losses is a reserve established through a provision for loan and lease losses charged to expense and represents our estimate of losses within the existing portfolio of loans. The allowance is necessary to reserve for estimated loan and lease losses and risks inherent in the loan portfolio. The level of the allowance reflects our ongoing evaluation of industry concentrations, specific credit risks, loan and lease loss experience, current loan portfolio quality, present economic, political and regulatory conditions and incurred losses inherent in the current loan portfolio.

The determination of the appropriate level of the allowance for loan and lease losses inherently involves a degree of subjectivity and requires that we make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, the stagnation of certain economic indicators that we are more susceptible to, such as unemployment and real estate values, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside our control, may require an increase in the allowance for loan and lease losses. In addition, bank regulatory agencies periodically review our allowance for loan and lease losses and may require an increase in the allowance for loan and lease losses or the recognition of further loan charge-offs, based on judgments that can differ from those of our own management. In addition, if charge-offs in future periods exceed the allowance for loan and lease losses—that is, if the allowance for loan and lease losses is inadequate—we will need additional loan and lease loss provisions to increase the allowance for loan and lease losses. Should such additional provisions become necessary, they would result in a decrease in net income and capital and may have a material adverse effect on us.

We could also sustain credit losses that are significantly higher than the amount of our allowance for loan and lease losses, and therefore have an adverse impact on earnings. Higher credit losses could arise for a variety of reasons. A severe downturn in the economy would generate increased charge-offs and a need for higher reserves. In particular, a severe decrease in housing prices or spike in unemployment would cause higher losses and a larger allowance for loan and lease losses, particularly in the residential real estate secured portfolios. Within the residential real estate portfolios, we have HELOCs for which the end of draw is happening over the next two years. If there is a spike in interest rates, these customers will not only have to deal with an increased or first time principal payment but also an increase in interest payments, potentially leading to larger losses and allowance for loan and lease losses. For more information about risks related to HELOCs, see “—We are subject to increased risk of credit losses associated with HELOCs originated prior to the global financial and economic crisis” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—HELOC Payment Shock” in our 2014 Form 10-K incorporated by reference in this prospectus. While we believe that our allowance for loan and lease losses was adequate on December 31, 2014, there is no assurance that it will be sufficient to cover all incurred loan and lease credit losses, particularly if economic conditions worsen. In the event of deterioration in economic conditions, we may be required to increase reserves in future periods, which would reduce our earnings.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may ultimately not turn out to be accurate.

Under GAAP, we recognize at fair value: (i) financial instruments classified as held for trading or designated at fair value through profit or loss; (ii) financial assets classified as available for sale (“AFS”); and (iii) derivatives. Generally, to establish the fair value of these instruments, we rely on quoted market prices. If such market prices are not available, we rely on internal valuation models that utilize observable market data and/or independent third-party pricing. For example, observable market data may not be available for certain individual financial instruments or classes of financial instruments, such as venture capital investments. In such circumstances, we utilize complex internal valuation models to establish fair value; these models require us to make assumptions, judgments and estimates regarding matters that are inherently uncertain. When practical, we supplement internal models using independent price verification in order to lessen the uncertainties in our models. These assumptions, judgments and estimates are periodically updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments may have a material adverse effect on our earnings and financial condition.

Operational risks are inherent in our businesses.

Our operations depend on our ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. Operational risk and losses can result from internal and external fraud; errors by employees or third parties; failure to document transactions properly or to obtain proper authorization; failure to comply with applicable regulatory requirements and conduct of business rules; equipment failures, including those caused by natural disasters or by electrical, telecommunications or other essential utility outages; business continuity and data security system failures, including those caused by computer viruses, cyber-attacks or unforeseen problems encountered while implementing major new computer systems or upgrades to existing systems; or the inadequacy or failure of systems and controls, including those of our suppliers or counterparties. Although we have implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, identifying and rectifying weaknesses in existing procedures and training staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by us. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on our business, applicable authorizations and licenses, reputation and results of operations.

The financial services industry, including the banking sector, is undergoing rapid technological changes as a result of competition and changes in the legal and regulatory framework, and we may not be able to compete effectively as a result of these changes.

The financial services industry, including the banking sector, is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. In addition, new, unexpected technological changes could have a disruptive effect on the way banks offer products and services. We believe our success depends, to a great extent, on our ability to use technology to offer products and services that provide convenience to customers and to create additional efficiencies in our operations. However, we may not be able to, among other things, keep up with the rapid pace of technological changes, effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. As a result, our ability to compete effectively to attract or retain new business may be impaired, and our business, financial condition or results of operations may be adversely affected.

In addition, changes in the legal and regulatory framework under which we operate require us to update our information systems to ensure compliance. Our need to review and evaluate the impact of ongoing rule proposals, final rules and implementation guidance from regulators further complicates the development and implementation of new information systems for our business. Also, recent regulatory guidance has focused on the need for financial institutions to perform increased due diligence and ongoing monitoring of third-party vendor relationships, thus increasing the scope of management involvement and decreasing the efficiency otherwise resulting from our relationships with third-party technology providers. Given the significant number of ongoing regulatory reform initiatives, it is possible that we incur higher than expected information technology costs in order to comply with current and impending regulations. See “—Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders.”

Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could adversely affect how we conduct our business.

We are under continuous threat of loss due to cyber-attacks, especially as we continue to expand customer capabilities to utilize the Internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals extract funds directly from customers’ or our accounts using fraudulent schemes that may include Internet-based funds transfers. We have been subject to a number of e-fraud incidents historically. We have also been subject to attempts to steal sensitive customer data, such as account numbers and social security numbers, through unauthorized access to our computer systems including computer hacking. Such attacks are less frequent but could present significant reputational, legal and regulatory costs to us if successful.

Recently, there has been a series of distributed denial of service attacks on financial services companies, including us. Distributed denial of service attacks are designed to saturate the targeted online network with excessive amounts of network traffic, resulting in slow response times, or in some cases, causing the site to be temporarily unavailable. Generally, these attacks are conducted to interrupt or suspend a company’s access to Internet service. The attacks can adversely affect the performance of a company’s website and in some instances prevent customers from accessing a company’s website. We are implementing certain technology protections such as Customer Profiling and Step-Up Authentication to be in compliance with the Federal Financial Institutions Examination Council (“FFIEC”) Authentication in Internet Banking Environment (“AIBE”) guidelines. However, potential cyber threats that include hacking and other attempts to breach information technology security controls are rapidly evolving and we may not be able to anticipate or prevent all such attacks. In the event that a cyber-attack is successful, our business, financial condition or results of operations may be adversely affected.

We rely heavily on communications and information systems to conduct our business.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems, including due to hacking or other similar attempts to breach information technology security protocols, could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. Although we have established policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that these policies and procedures will be successful and that any such failure, interruption or security breach will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption or security breach of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

We rely on third parties for the performance of a significant portion of our information technology.

We rely on third parties for the performance of a significant portion of our information technology functions and the provision of information technology and business process services. For example, (i) certain components and services relating to our online banking system rely on data communications networks operated by unaffiliated third parties, (ii) many of our applications are hosted or maintained by third parties, including our Commercial Loan System, which is hosted and maintained by Automated Financial Systems, Inc., and (iii) our core deposits system is maintained by Fidelity Information Services, Inc. The success of our business depends in part on the continuing ability of these (and other) third parties to perform these functions and services in a timely and satisfactory manner. If we experience a disruption in the provision of any functions or services performed by third parties, we may have difficulty in finding alternate providers on terms favorable to us and in reasonable timeframes. If these services are not performed in a satisfactory manner, we would not be able to serve our customers well. In either situation, our business could incur significant costs and be adversely affected.

We are exposed to reputational risk and the risk of damage to our brands and the brands of our affiliates, including the RBS Group.

Our success and results depend, in part, on our reputation and the strength of our brands. We are vulnerable to adverse market perception as we operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory or other investigations or actions, press speculation and negative publicity, among other factors, could damage our brands or reputation. Our brands and reputation could also be harmed if we sell products or services that do not perform as expected or customers’ expectations for the product are not satisfied.

Negative publicity could result, for example, from an allegation or determination that we have failed to comply with regulatory or legislative requirements, from failure in business continuity or performance of our information technology systems, loss of customer data or confidential information, fraudulent activities, unsatisfactory service and support levels or insufficient transparency or disclosure of information. Negative publicity adversely affecting our brands or reputation could also result from misconduct or malpractice by partners or other third parties with whom we have relationships. In particular, because of our relationship with the RBS Group, negative publicity about the RBS Group could have a negative effect on us. Adverse publicity, governmental scrutiny, any pending future investigations by regulators or law enforcement agencies involving us, any of our affiliates or the RBS Group can also have a negative impact on our reputation and business, which could adversely affect our results of operations.

Any damage to our brands or reputation could cause existing customers or other third parties to terminate their business relationships with us and potential customers or other third parties to be reluctant to do business with us. Such damage to our brands or reputation could cause disproportionate damage to our business, even if the negative publicity is factually inaccurate or unfounded. Furthermore, negative publicity could result in greater regulatory scrutiny and influence market or rating agencies’ perceptions of us, which could make it more difficult for us to maintain our credit rating. The occurrence of any of these events could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by unpredictable catastrophic events or terrorist attacks, and our business continuity and disaster recovery plans may not adequately protect us from serious disaster.

The occurrence of catastrophic events such as hurricanes, tropical storms, tornadoes and other large-scale catastrophes and terrorist attacks could adversely affect our business, financial condition or results of operations if a catastrophe rendered both our production data center in Rhode Island and our recovery data center in Massachusetts unusable. The distance between the data center locations (approximately 45 miles) provides diversity in resources, but not sufficient diversity in the event of a catastrophe as described above. Although we are building a new, out-of-region backup data center in North Carolina, scheduled for completion in 2015, we do not currently have a backup data center outside New England.

Our principal communications and information systems are housed in the Rhode Island primary data center and our operations are concentrated in the New England, Mid-Atlantic and Midwest regions. If a natural disaster, severe weather, power outage or other event were to occur in New England or if we were subject to a terrorist attack prior to the opening of the North Carolina recovery data center that prevented us from using all or a significant portion of our communications and information systems, damaged critical infrastructure or otherwise disrupted our operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. Although we have implemented disaster recovery and business continuity plans, these plans may prove inadequate in the event of a disaster or similar event that seriously compromises our information systems. We may incur substantial expenses as a result of any limitations relating to our disaster recovery and business continuity plans, which, particularly when taken together with the geographic concentration of our operations, could have a material adverse effect on our business.

An inability to realize the value of our deferred tax assets could adversely affect operating results.

Our net deferred tax assets (“DTAs”) are subject to an evaluation of whether it is more likely than not that they will be realized for financial statement purposes. In making this determination, we consider all positive and negative evidence available, including the impact of recent operating results, as well as potential carry-back of tax to prior years’ taxable income, reversals of existing taxable temporary differences, tax planning strategies and projected earnings within the statutory tax loss carryover period. We have determined that the DTAs are more likely than not to be realized at December 31, 2014 (except for $157 million related to state DTAs for which a valuation allowance was established). If we were to conclude that a significant portion of the DTAs were not more likely than not to be realized, the required valuation allowance could adversely affect our financial condition and results of operations.

We maintain a significant investment in projects that generate tax credits, which we may not be able to fully utilize, or, if utilized, may be subject to recapture or restructuring.

At December 31, 2014, we maintained an investment of approximately $399 million in entities for which we receive allocations of tax credits, which we utilize to offset our taxable income. We accrued $26 million and $14 million in credits for the years ended December 31, 2014 and December 31, 2013, respectively. As of December 31, 2014, all tax credits have been utilized to offset taxable income. Substantially all of these tax credits are related to development projects that are subject to ongoing compliance requirements over certain periods of time to fully realize their value. If these projects are not operated in full compliance with the required terms, the tax credits could be subject to recapture or restructuring. Further, we may not be able to utilize any future tax credits. If we are unable to utilize our tax credits or, if our tax credits are subject to recapture or restructuring, it could have a material adverse effect on our business, financial condition and results of operations.

We may have exposure to greater than anticipated tax liabilities.

The tax laws applicable to our business activities, including the laws of the United States and other jurisdictions, are subject to interpretation. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, or by changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our provision for income taxes and other tax liabilities requires significant judgment by management. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

We are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. As a public company, we are currently subject to the requirements of the Sarbanes-Oxley Act, and as a U.S. bank holding company, we are also subject to the FDIC Part 363 Annual Report rules, which incorporate certain items from the Sarbanes-Oxley Act Section 404 into the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requirements. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to civil lawsuits filed by investors or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of such information is incorrect, then the creditworthiness of our clients and counterparties may be misrepresented, which would increase our credit risk and expose us to possible write-downs and losses.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of owned and licensed trademarks, service marks, trade names, logos and other intellectual property rights. Third parties may challenge, invalidate, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain services or other competitive harm. For example, words contained in our trademarks and trade names (including the word “Citizens”) are also found in the trade names of a significant number of third parties, including other banks. This has resulted in, and may in the future result in, challenges to our ability to use our trademarks and trade names in particular geographical areas or lines of business. Such challenges could impede our future expansion into new geographic areas or lines of business and could limit our ability to realize the full value of our trademarks and trade names. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, which is expensive, could cause a diversion of resources and may not prove successful. Existing use by others of trademarks and trade names that are similar to ours could limit our ability to challenge third parties when their use of such marks or names may cause consumer confusion, negatively affect consumers’ perception of our brand and products or dilute our brand identity. In addition, certain aspects of our business and our services rely on technologies and intellectual property licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss or diminution of our intellectual property protection or the inability to obtain third party intellectual property could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be granted, intellectual property rights, including trademarks, that could be infringed by our services or other aspects of our business. Third parties have made, and may make, claims of infringement against us with respect to our services or business. As we continue rebranding CFG and our banking subsidiaries and expand our business, the likelihood of receiving third party challenges or claims of infringement related to our intellectual property may increase. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to such claims. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. Any intellectual property related dispute or litigation could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Relationship with and Separation from the RBS Group

Following completion of this offering, RBS will remain our principal stockholder and its interests may conflict with ours or yours in the future.

Immediately following this offering, RBS will beneficially own approximately 45.6% of our common stock (or 41.9% if the underwriters’ option to purchase additional shares of common stock is exercised in full). As a result of being our principal stockholder, the RBS Group has significant power to influence our affairs and policies including with respect to the election of directors (and, through the election of directors, the appointment of management), the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. In particular, under the separation and shareholder agreement that we entered into with RBS in connection with our initial public offering (the “Separation Agreement”), for so long as RBS maintains beneficial ownership of our outstanding common stock in excess of certain thresholds, we will be required to obtain the consent of RBS to complete certain significant transactions, including our merger or consolidation, entrance into joint ventures in excess of certain thresholds or similar corporate transactions, issuance of common stock (other than pursuant to our equity incentive plans), issuance or the guarantee of indebtedness in excess of certain thresholds and certain other significant transactions. The interests of the RBS Group may not align with our or your interests and we may not be able to manage our business in a manner that is in your best interests, which could cause the price of our stock to decline.

As of December 31, 2014, RBS was 79.1% owned by the UK government and its interests may conflict with ours or yours in the future.

Following placing and open offers in December 2008 and in April 2009, Her Majesty’s Treasury (“HM Treasury”) owned approximately 70.3% of the enlarged ordinary share capital of RBS. In December 2009, RBS issued a further £25.5 billion of new capital to HM Treasury. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary stockholders but are convertible into ordinary shares. Following the issuance of the B shares, HM Treasury’s holding of ordinary shares of the company remained at 70.3%, although its economic interest rose to 84.4%. As of December 31, 2014, HM Treasury held 62.3% of the voting rights in RBS and had an economic interest of 79.1%.

HM Treasury’s stockholder relationship with RBS is managed on its behalf by UK Financial Investments Limited (“UKFI”) and, although HM Treasury has indicated that it intends to respect the commercial decisions of RBS and that RBS will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury’s position as a majority stockholder (and UKFI’s position as manager of this stockholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over RBS. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority stockholder could give rise to conflict between the interests of HM Treasury and the interests of our stockholders, and RBS may make decisions impacting our operations and the value of our common stock based on UK policy imperatives rather than traditional stockholder economic considerations. We cannot accurately predict whether any restrictions and limitations imposed on RBS on account of HM Treasury’s ownership position, or the implementation of RBS’s restructuring plan agreed to with HM Treasury, will have a negative effect on our businesses and financial flexibility or result in conflicts between the interests of RBS and our interests. In addition, it is difficult for us to predict whether any changes to, or termination of, HM Treasury’s current relationship with RBS will have any effect on our business. We also note that we cannot predict the possible effect of RBS not satisfying its commitment to divest CFG as agreed with HM Treasury, for instance, by having a remaining ownership interest in CFG and its subsidiaries beyond any deadline agreed with HM Treasury.

The RBS Group and its UK bank subsidiaries are subject to the provisions of the UK Banking Act 2009, as amended by the UK Financial Services (Banking Reform) Act 2013, which includes special resolution powers including nationalization and bail-in.

Under the Banking Act 2009, substantial powers have been granted to UK banking regulators as part of a special resolution regime. These powers enable such regulators to deal with and stabilize certain deposit-taking UK incorporated institutions that are failing, or are likely to fail, to satisfy the “FSMA threshold conditions” (within the meaning of section 41 of the Financial Services and Markets Act 2000 (“FSMA”), which are the conditions that a relevant entity must satisfy in order to obtain its authorization to perform regulated activities). The special resolution regime consists of three stabilization options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” wholly owned by the Bank of England and (iii) temporary public ownership (nationalization) of the relevant entity. If the UK regulators determine that the RBS Group has failed, or is likely to fail, to satisfy the FSMA threshold conditions, then HM Treasury could decide to take the RBS Group into temporary public ownership pursuant to the powers granted under the Banking Act 2009, and it may then take various actions in relation to any securities without the consent of holders of the securities. In each case, the UK banking regulators would have the authority to modify contractual arrangements of the RBS Group and disapply or modify laws (with possible retrospective effect) to enable their powers under UK law to be used effectively.

Among the changes introduced by the Financial Services (Banking Reform) Act 2013, the Banking Act 2009 was amended to insert a bail-in option as part of the powers of the UK regulators. This option will come into force on such date as shall be stipulated by HM Treasury (HM Treasury has applied the bail-in provisions from January 1, 2015, which is ahead of the deadline of January 1, 2016 that is set out in the European Bank Recovery and Resolution Directive (“BRRD”)). The bail-in option will be introduced as an additional power available to the Bank of England to enable it to recapitalize a failed institution by allocating losses first to its shareholders and then to eligible unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The bail-in option includes the power to cancel a liability, to modify the form of a liability (including the power to convert a liability from one form to another) or to provide that a contract under which the institution has a liability is to have effect as if a specified right had been exercised under it, each for the purposes of reducing, deferring or canceling the liabilities of the bank under resolution, as well as to transfer a liability. The Financial Services (Banking Reform) Act 2013 is consistent with the range of tools that European Member States will be required to make available to their resolution authorities under the BRRD, although some amendments are expected to the current UK bail-in provisions to ensure that they are fully compliant with the requirements of the BRRD.

If the UK regulators were to take such stabilization actions with respect to the RBS Group due to a failure, or likely failure, by the RBS Group to satisfy the FSMA threshold conditions, it could result in the creation, modification or canceling of certain of our contractual arrangements that we entered into with the RBS Group in connection with the completion of our initial public offering, including the Transitional Services Agreement and Separation Agreement. In addition, the UK regulators could seek to impose additional obligations on us, including the provision of services to third parties who may purchase some or all of the RBS Group’s assets. The UK regulators could also materially modify the RBS Group’s restructuring efforts, including the acceleration of its disclosed intention to sell its remaining shares of our common stock. Any of these actions could have a material adverse effect on our business, contractual obligations and the value of our common stock.

Regulatory proceedings to which the RBS Group is subject could adversely affect our business, prospects, financial condition or results of operations.

The RBS Group is a banking and financial services group that is from time to time subject to reviews, investigations and proceedings (both formal and informal) by governmental agencies and self-

regulatory organizations in multiple jurisdictions. As a consolidated subsidiary of RBS, regulatory actions against other members of the RBS Group that result in adverse judgments, settlements, fines, penalties, injunctions or other remedial action may materially impact our business even where we neither participated in nor contributed to the underlying conduct giving rise to the regulatory action. For example, RBS has disclosed that it is in discussions with various governmental and regulatory authorities, including the Criminal Division of the U.S. Department of Justice, regarding their investigations of the RBS Group’s foreign exchange trading and sales activities. Although none of the alleged underlying conduct that is the subject of these investigations involved us, we could be subject to a number of adverse consequences in connection with RBS’ resolution of these investigations, including but not limited to potential impacts on our broker dealer, capital markets, investment advisory and trustee businesses. In addition, any of our businesses could be impacted to the extent that our reputation is adversely affected by a finding of improper conduct by RBS and/or its affiliates other than us. Whether one or more of these consequences is imposed upon us will depend on the decisions of our regulators who, in most cases, have discretion under applicable regulation whether to apply, or in the case of automatic consequences, whether to suspend or hold in abeyance the imposition of, these potential consequences. We believe that, because we were not involved in the alleged conduct at issue, there is a reasonable basis for these consequences not to be imposed on us. However, the application of these consequences is at the discretion of our regulators and if such consequences were imposed, our business, prospects, financial condition or results of operations may be adversely affected. In addition, if RBS affiliates with whom we do business as swaps and other transactional counterparties were to lose their ability to engage in such businesses, we could incur costs associated with moving our business to other, non-group counterparties.

Conflicts of interest and disputes may arise between the RBS Group and us that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest and actual disputes may arise between the RBS Group and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest or disputes between the RBS Group and us could arise include, but are not limited to, the following:

•	Competing business activities. The RBS Group is a large banking and financial services group principally engaged in the business of providing banking and financial services. In the ordinary course of its business activities, the RBS Group may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the RBS Group or any of its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The RBS Group also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. As a result, our future competitive position and growth potential could be adversely affected.

•	Cross officerships, directorships and stock ownership. The ownership interests of our directors or executive officers in the common stock of RBS or service as a director or officer of both RBS and us could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) the nature, quality and cost of services rendered to us by the RBS Group, (ii) disagreement over the desirability of a potential business or acquisition opportunity or business plans, (iii) employee retention or recruiting or (iv) our dividend policy.

•	Separation Agreement. We entered into a Separation Agreement immediately prior to the completion of our initial public offering that governs the relationship between the RBS Group and us. Following our initial public offering, the Separation Agreement provides the RBS Group with certain governance rights over our business, as well as obligates us to comply with certain covenants including certain information rights, access privileges and confidentiality matters. Disagreements regarding the rights and obligations of the RBS Group or us under the Separation Agreement could create conflicts of interest for certain of our directors and officers, as well as actual disputes that may be resolved in a manner unfavorable to us. See “Our Relationship with the RBS Group and Certain Other Related Party Transactions—Relationship with the RBS Group—Separation and Shareholder Agreement.”

•	Transitional Services Agreement. We entered into a Transitional Services Agreement with the RBS Group for the continued provision of certain services by the RBS Group to us (including specified information technology, operations, compliance, business continuity, legal, human resources, back office and web services) and by us to the RBS Group. The services that are to be provided under the Transitional Services Agreement generally will continue to be provided until December 31, 2016, although certain services may have an earlier termination date or be terminated prior to that time. Interruptions to or problems with services provided under the Transitional Services Agreement could result in conflicts between us and the RBS Group that increase our costs both for the processing of business and the potential remediation of disputes. See “Our Relationship with the RBS Group and Certain Other Related Party Transactions—Relationship with the RBS Group—Transitional Services Agreement.”

•	Commercial Matters. In addition to the agreements that we entered into as part of our separation from the RBS Group, we have certain commercial relationships with the RBS Group. The principal commercial activities include certain swap agreements and foreign exchange risk contracts with the RBS Group for the purpose of reducing our exposure to interest rate fluctuations or to meet the financing needs of our customers, as well as commercial and referral arrangements related to transaction services, debt capital markets transactions, underwriting of loan syndications, commercial mortgage securitization transactions, mortgage servicing, asset finance and loan syndications and corporate credit card services. As a result of the RBS Group’s recent announcement to become a U.K.-centered bank with focused international capability, there is no guarantee that the RBS Group will continue to provide such commercial services to us or that the prices at which they are willing to provide such services will remain consistent with historical periods. If the RBS Group were to terminate any of these commercial relationships and we are not able to successfully identify or execute on offsetting opportunities, our financial results may be adversely affected. Moreover, disagreements may arise between us and the RBS Group regarding the provision or quality of any such services rendered, which may materially adversely affect this portion of our business. See “Our Relationship with the RBS Group and Certain Other Related Party Transactions—Relationship with the RBS Group—Commercial Matters.”

•	Business opportunities. Our directors nominated by RBS and the RBS Group may have or make investments in other companies that may compete with us. Our Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by law, none of RBS or any of its affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. As a result of these charter provisions, our future competitive position and growth potential could be adversely affected. See “Description of Capital Stock.”

Our separation from the RBS Group could adversely affect our business and profitability due to the RBS Group’s recognizable brand and reputation.

Prior to our initial public offering, as a wholly owned indirect subsidiary of RBS, we marketed our products and services using the “RBS” brand name and logo. We believe the association with the RBS Group has provided us with preferred status among certain of our customers, vendors and other persons due to the RBS Group’s globally recognized brand, perceived high-quality products and services and strong capital base and financial strength.

Our separation from the RBS Group could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products. In connection with our initial public offering, we entered into a trademark license agreement pursuant to which we were granted a limited license to use certain RBS trademarks (including the daisywheel logo) for an initial term of five years, and, at our option, up to 10 years. We are required under the agreement to remove the “RBS” brand name from all of our products and services by the time RBS beneficially owns less than 50% of our outstanding common stock (but in no event earlier than October 1, 2015), and we lose the right to use the RBS trademarks in connection with the marketing of any product or service once we rebrand and cease using RBS trademarks in connection with such product or service. See “Our Relationship with the RBS Group and Certain Other Related Party Transactions—Relationship with the RBS Group—Trademark License Agreement.” We have changed the legal names of our subsidiaries that included “RBS” and have continued operational and legal work to rebrand CFG and our banking subsidiaries. The process of changing all marketing materials, operational materials, signage, systems, and legal entities containing “RBS” to our new brand name will take approximately 14 months and cost approximately $14 million, excluding any incremental advertising and customer communication expenses. We expect to shift the majority of our advertising and marketing budget to our new brand progressively as the different legal entities complete their individual brand name changes. We expect the shift in advertising and marketing investment to be completed no later than July 31, 2015. As a result of this rebranding, some of our existing customers may choose to stop doing business with us, which could increase customer withdrawals. In addition, other potential customers may decide not to purchase our products and services because we no longer will be a part of the RBS Group. We may also receive decreased referrals of business from the RBS Group. Our separation from the RBS Group could prompt some third parties to reprice, modify or terminate their distribution or vendor relationships with us. We cannot accurately predict the effect that our separation from the RBS Group will have on our business, customers or employees.

The risks relating to our separation from the RBS Group could materialize or evolve at any time, including:

•	immediately upon the completion of this offering, when RBS reduces its beneficial ownership in our common stock to a level below 50%; and

•	when we cease using the “RBS” name or the daisywheel logo in our sales and marketing materials, particularly when we deliver notices to our distributors and customers that the names of some of our subsidiaries will change.

Any failure by us to successfully replicate or replace certain functions, systems and infrastructure previously provided by the RBS Group could have a material adverse effect on us.

We will need to replicate or replace certain functions, systems and infrastructure to which we no longer have the same access as we separate from the RBS Group, including services we receive pursuant to the Transitional Services Agreement. We will also need to make infrastructure investments in order to operate without the same access to the RBS Group’s existing operational and administrative infrastructure. Any failure to successfully implement these initiatives or to do so in a timely manner could have an adverse effect on us.

We expect to make an investment of approximately $18 million in our systems to complete the migration of technological services following our separation from the RBS Group. In particular, we will separate our shared global network and where services such as corporate risk, back office, audit and human resources are being provided by the RBS Group, we will establish those services for CFG. These initiatives may not be completed on the expected timetable or within the expected budget and may not provide the system functionality or performance levels required to support the current and future needs of our business. Further, the systems and services provided to us by the RBS Group under the Transitional Services Agreement will need to be replaced on or before the date of the expiration of the Transitional Services Agreement. The terms on which we purchase these new systems and services, or the functionality of the systems themselves, may be inferior to those of the systems provided by the RBS Group or those available elsewhere in the market and, in relation to third-party suppliers, may be on terms that are less favorable than the terms on which services were previously provided by third parties to the RBS Group, and from which we have historically benefited and will continue to benefit during the period of the Transitional Services Agreement. For more information regarding the Transitional Services Agreement, see “Our Relationship with the RBS Group and Certain Other Related Party Transactions—Relationship with the RBS Group—Transitional Services Agreement.”

Any failure by the RBS Group to deliver the services to be provided under the Transitional Services Agreement could have a material adverse effect on our business, financial condition and results of operations.

In connection with our separation from the RBS Group, we entered into a Transitional Services Agreement with the RBS Group for the continued provision of certain services to us for a specified period. Services provided for under the Transitional Services Agreement include certain information technology, operations, compliance, business continuity, legal, human resources, back office and web services. In particular, we rely on the RBS Group to provide hosting, support and maintenance services that are critical to maintaining the level of support for the ongoing needs of our business. Although the majority of the systems run under the Transitional Services Agreement are independent of the RBS Group’s other systems, any technical problems occurring within the RBS Group could have an adverse effect on us. As with all of our systems, interruptions to or problems with our systems and services provided under the Transitional Services Agreement or as a result of migration from the RBS Group infrastructure could cause material damage to our business and reputation. If the RBS Group fails to provide or procure the services envisaged or provide them in a timely manner, it could have a material adverse effect on our business, financial condition and results of operations.

The RBS Group maintains a number of defined benefit pension schemes under which we could be subject to liability.

The RBS Group maintains a number of defined benefit pension schemes for certain former and current employees, and as of December 31, 2014, had a reported net pension deficit of approximately £1.7 billion under certain international financial reporting standards assumptions. The UK Pensions Regulator has the powers to require that CFG, as an employer connected with the RBS Group, make a contribution to a UK defined benefit pension scheme if there has been an act or failure to act, one of the main purposes of which was to avoid or reduce the RBS Group’s statutory obligations under the scheme or if the UK Pensions Regulator considers that an act or omission is materially detrimental to the likelihood of a member receiving their accrued scheme benefits.

Risks Related to Our Industry

Any deterioration in national economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Our business is affected by national economic conditions, as well as perceptions of those conditions and future economic prospects. Changes in such economic conditions are not predictable and cannot be controlled. Adverse economic conditions that could affect us include:

•	reduced consumer spending;

•	lower wage income levels;

•	declines in the market value of residential or commercial real estate;

•	inflation or deflation;

•	fluctuations in the value of the U.S. dollar;

•	volatility in short-term and long-term interest rates and commodity prices; and

•	higher bankruptcy filings.

These scenarios could require us to charge off a higher percentage of loans and increase provision for credit losses, which would reduce our net income and otherwise have a material adverse effect on our business, financial condition and results of operations. For example, our business was significantly affected by the global economic and financial crisis that began in 2008. The falling home prices, increased rate of foreclosure and high levels of unemployment in the United States triggered significant write-downs by us and other financial institutions. These write-downs adversely impacted our financial results in material respects. Although the U.S. economy continues to recover, an interruption or reversal of this recovery would adversely affect the financial services industry and banking sector. In particular, although the ongoing general economic recovery has positively impacted the real estate market, the fundamentals within the real estate sector, including asset values, high vacancy rates and rent values, remain relatively weak compared to prior to the global economic and financial crisis. Should the recovery of real estate asset values, reduction in vacancies and improvement in rents be interrupted for an extended period of time, it could have a material adverse effect on our business, financial condition and results of operations.

We operate in an industry that is highly competitive, which could result in losing business or margin declines and have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry. The industry could become even more competitive as a result of reform of the financial services industry resulting from the Dodd-Frank Act and other legislative, regulatory and technological changes, as well as continued consolidation. We face aggressive competition from other domestic and foreign lending institutions and from numerous other providers of financial services, including the following:

•	Non-banking financial institutions. The ability of these institutions to offer services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures.

•	Securities firms and insurance companies. These companies, if they elect to become financial holding companies, can offer virtually any type of financial service. This may significantly change the competitive environment in which we conduct our business.

•	Competitors that have greater financial resources. Some of our larger competitors, including certain national and international banks that have a significant presence in our market area,

may have greater capital and resources, higher lending limits and may offer products, services and technology that we do not. We cannot predict the reaction of our customers and other third parties with respect to our financial or commercial strength relative to our competition, including our larger competitors.

As a result of these and other sources of competition, we could lose business to competitors or be forced to price products and services on less advantageous terms to retain or attract clients, either of which would adversely affect our profitability and business.

Volatility in the global financial markets resulting from relapse of the Eurozone crisis, geopolitical developments in Eastern Europe or otherwise could have a material adverse effect on our business, financial condition and results of operations.

Volatility in the global financial markets could have an adverse effect on the economic recovery in the United States and could result from a number of causes, including a relapse in the Eurozone crisis, geopolitical developments in Eastern Europe or otherwise. The effects of the Eurozone crisis, which began in late 2009 as part of the global economic and financial crisis, continued to impact the global financial markets through 2014. Numerous factors continued to fuel the Eurozone crisis, including continued high levels of government debt, the undercapitalization and liquidity problems of many banks in the Eurozone and relatively low levels of economic growth. These factors made it difficult or impossible for some countries in the Eurozone to repay or refinance their debt without the assistance of third parties. As a combination of austerity programs, debt write-downs and the European Central Bank’s commitment to restore financial stability to the Eurozone and the finalization of the primary European Stability Mechanism bailout fund, in 2013 and into 2014 interest rates began to fall and stock prices began to increase. Although these trends helped to stabilize the effects of the Eurozone crisis in the first half of 2014, the underlying causes of the crisis were not completely eliminated. As a result, the financial markets relapsed toward the end of 2014. In addition, Russian intervention in Ukraine during 2014 significantly increased regional geopolitical tensions. In response to Russian actions, U.S. and European governments have imposed sanctions on a limited number of Russian individuals and business entities. The situation remains fluid with potential for further escalation of geopolitical tensions, increased severity of sanctions against Russian interests, and possible Russian counter-measures. Further economic sanctions could destabilize the economic environment and result in increased volatility. Should the economic recovery in the United States be adversely impacted by a return in volatility in the global financial markets caused by a continued relapse in the Eurozone crisis or developments in respect of the Russian sanctions or for any other reason, loan and asset growth and liquidity conditions at U.S. financial institutions, including us, may deteriorate. Moreover, until RBS divests its interest in us, adverse trends in the Eurozone and Eastern Europe could increase investor concern or, even if not accurate, stimulate perceptions of funding difficulties for our business because RBS is based in the United Kingdom and has significant exposure to European economies. If any of these factors were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Further downgrades to the U.S. government’s credit rating, or the credit rating of its securities, by one or more of the credit ratings agencies could have a material adverse effect on general economic conditions, as well as our operations, earnings and financial condition.

On August 5, 2011, Standard & Poor’s cut the U.S. government’s sovereign credit rating of long-term U.S. federal debt from AAA to AA+ while also keeping its outlook negative. Moody’s also lowered its outlook to “Negative” on August 2, 2011, and Fitch lowered its outlook to “Negative” on November 28, 2011. During 2013, both Moody’s and Standard & Poor’s revised their outlook from “Negative” to “Stable,” and on March 21, 2014, Fitch revised its outlook from “Negative” to “Stable.” Further downgrades of the U.S. government’s sovereign credit rating, and the perceived creditworthiness of U.S. government-related obligations, could impact our ability to obtain funding that is collateralized by affected instruments. Such downgrades could also affect the pricing of funding when it is available. A downgrade may also adversely affect the market value of such instruments. A downgrade of the sovereign credit ratings of the U.S. government or the credit ratings of related institutions, agencies or instrumentalities would significantly exacerbate the other risks to which we are subject and any related adverse effects on its business, financial condition and results of operations.

The conditions of other financial institutions or of the financial services industry could adversely affect our operations and financial conditions.

Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, the default by any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions are closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis, or key funding providers such as the Federal Home Loan Banks (“FHLBs”), any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulations Governing Our Industry

As a financial holding company and a bank holding company, we are subject to comprehensive regulation that could have a material adverse effect on our business and results of operations.

As a financial holding company and a bank holding company, we are subject to comprehensive regulation, supervision and examination by the Federal Reserve Board. In addition, CBNA is subject to comprehensive regulation, supervision and examination by the OCC, and CBPA is subject to comprehensive regulation, supervision and examination by the FDIC and the PA Banking Department. Our regulators supervise us through regular examinations and other means that allow the regulators to gauge management’s ability to identify, assess and control risk in all areas of operations in a safe and sound manner and to ensure compliance with laws and regulations. In the course of their supervision and examinations, our regulators may require improvements in various areas. If we are unable to implement and maintain any required actions in a timely and effective manner, we could become subject to informal (non-public) or formal (public) supervisory actions and public enforcement orders that could lead to significant restrictions on our existing business or on our ability to engage in any new business. Such forms of supervisory action could include, without limitation, written agreements, cease and desist orders, and consent orders and may, among other things, result in restrictions on our ability to pay dividends, requirements to increase capital, restrictions on our activities, the imposition of civil monetary penalties, and enforcement of such actions through injunctions or restraining orders. We could also be required to dispose of certain assets and liabilities within a prescribed period. The terms of any such supervisory or enforcement action could have a material adverse effect on our business, financial condition and results of operations.

We are a bank holding company that has elected to become a financial holding company pursuant to the Bank Holding Company Act. Financial holding companies are allowed to engage in certain financial activities in which a bank holding company is not otherwise permitted to engage. However, to maintain financial holding company status, a bank holding company (and all of its subsidiaries) must be “well capitalized” and “well managed.” If a bank holding company ceases to meet these capital and management requirements, there are many penalties it would be faced with, including (i) the Federal Reserve Board may impose limitations or conditions on the conduct of its activities, and (ii) it may not undertake any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve Board. If a company does not return to compliance within 180 days, which period may be extended, the Federal Reserve Board may require divestiture of that company’s depository institutions. To the extent we do not meet the requirements to be a financial holding company, there could be a material adverse effect on our business, financial condition and results of operations.

We may be unable to disclose some restrictions or limitations on our operations imposed by our regulators.

From time to time, bank regulatory agencies take supervisory actions that restrict or limit a financial institution’s activities and lead it to raise capital or subject it to other requirements. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. In addition, as part of our regular examination process, our and our banking subsidiaries’ respective regulators may advise us or our banking subsidiaries to operate under various restrictions as a prudential matter. Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues. Moreover, efforts to comply with any such nonpublic supervisory actions or restrictions may require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations; and, in certain instances, we may not be able to publicly disclose these matters.

The regulatory environment in which we operate could have a material adverse effect on our business and earnings.

We are heavily regulated by bank and other regulatory agencies at the federal and state levels. This regulatory oversight is established to protect depositors, the FDIC’s Deposit Insurance Fund, and the banking system as a whole, not security holders. Changes to statutes, regulations, rules or policies including the interpretation or implementation of statutes, regulations, rules or policies could affect us in substantial and unpredictable ways including limiting the types of financial services and other products we may offer, limiting our ability to pursue acquisitions and increasing the ability of third parties to offer competing financial services and products.

We are subject to capital adequacy and liquidity standards, and if we fail to meet these standards our financial condition and operations would be adversely affected.

We are subject to several capital adequacy and liquidity standards. To the extent that we are unable to meet these standards, our ability to make distributions of capital will be limited and we may be subject to additional supervisory actions and limitations on our activities. The capital adequacy and liquidity standards that we must meet include the following:

•

Current capital requirements. Under regulatory capital adequacy guidelines and other regulatory requirements, CFG and its banking subsidiaries must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components of qualifying capital, risk weightings and other factors. We are regulated as a bank holding company and subject to consolidated regulatory capital requirements administered by the Federal Reserve. Our banking subsidiaries are subject to similar capital requirements, administered by the OCC in the case of CBNA and by the FDIC in the case of CBPA. Failure by us or one of our banking subsidiaries to maintain its status as “adequately capitalized” would lead to regulatory sanctions and limitations and could lead the federal banking agencies to take “prompt corrective action.” Furthermore, a failure by our banking subsidiaries to be “well capitalized” under applicable regulatory guidelines could lead to higher FDIC assessments, and failure by us or our bank subsidiaries to be “well capitalized” could also impair our financial holding company status.

•	Basel III. The U.S. Basel III final rule and provisions in the Dodd-Frank Act, including the Collins Amendment, are increasing capital requirements for banking organizations such as us. Consistent with the Basel Committee’s Basel III capital framework, the U.S. Basel III final rule includes a new minimum ratio of CET1 capital to risk-weighted assets of 4.5% and a CET1 capital conservation buffer of greater than 2.5% of risk-weighted assets. We have established capital ratio targets that align with U.S. regulatory expectations under fully phased-in Basel III rules. Although we currently have capital ratios that exceed these minimum levels and a strategic plan to keep them at least at these levels, failure to maintain the capital conservation buffer would result in increasingly stringent restrictions on our ability to make dividend payments and other capital distributions and pay discretionary bonuses to executive officers. As to us, the U.S. Basel III final rule phases in over time beginning on January 1, 2015, and will become fully effective on January 1, 2019.

•	Capital Plans. We are required to submit an annual capital plan to the Federal Reserve Board. The capital plan must include an assessment of our expected uses and sources of capital over a forward-looking planning horizon of at least nine quarters, a detailed description of our process for assessing capital adequacy, our capital policy and a discussion of any expected changes to our business plan that are likely to have a material impact on our capital adequacy or liquidity. Based on a qualitative and quantitative assessment, including a supervisory stress test conducted as part of the CCAR process, the Federal Reserve Board will either object to our capital plan, in whole or in part, or provide a notice of non-objection to us by March 31 of a calendar year. If the Federal Reserve Board objects to a capital plan, we may not make any capital distribution other than those with respect to which the Federal Reserve Board has indicated its non-objection. On March 11, 2015, we received no objection from the Federal Reserve Board to our 2015 Capital Plan. See “Prospectus Summary—Recent Developments.”

•	Stress Tests. In addition to capital planning, we and our banking subsidiaries are subject to capital stress testing requirements imposed by the Dodd-Frank Act that will likely require us to hold more capital than the minimum requirements applicable to us. The stress testing requirements are designed to show that we can meet our capital requirements even under stressed economic conditions.

•	Liquidity Coverage Ratio. The federal banking regulators also evaluate our liquidity as part of the supervisory process. In September 2014, the U.S. federal banking regulators issued a final rule with respect to the U.S. implementation of the Liquidity Coverage Ratio (“LCR”). This rule includes a modified version of the Basel Committee’s LCR in the United States, which applies to bank holding companies with more than $50 billion but less than $250 billion in total assets, and less than $10 billion in on-balance sheet foreign exposure, such as us. The modified version of the LCR differs in certain respects from the Basel Committee’s version of the LCR, including a narrower definition of high-quality liquid assets, different prescribed cash inflow and outflow assumptions for certain types of instruments and transactions and a shorter phase-in schedule that begins on January 1, 2016 and ends on January 1, 2017. The Basel Committee also has finalized its Net Stable Funding Ratio (“NSFR”) rule, which is expected to be adopted in the United States and could be applicable to us.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital” and “—Liquidity” in our 2014 Form 10-K incorporated by reference in this prospectus for further discussion of the capital adequacy and liquidity standards to which we are subject.

We could be required to act as a “source of strength” to our banking subsidiaries, which would have a material adverse effect on our business, financial condition and results of operations.

Federal Reserve Board policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. This support may be required by the Federal Reserve Board at times when we might otherwise determine not to provide it or when doing so is not otherwise in the interests of CFG or our stockholders or creditors, and may include one or more of the following:

•	We may be compelled to contribute capital to our subsidiary banks, including by engaging in a public offering to raise such capital. Furthermore, any extensions of credit from us to our banking subsidiaries that are included in the relevant bank’s capital would be subordinate in right of payment to depositors and certain other indebtedness of such subsidiary banks.

•	In the event of a bank holding company’s bankruptcy, any commitment that the bank holding company had been required to make to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

•	In certain circumstances one of our banking subsidiaries could be assessed for losses incurred by the other. In addition, in the event of impairment of the capital stock of one of our banking subsidiaries, we, as our banking subsidiary’s stockholder, could be required to pay such deficiency.

We depend on our banking subsidiaries for most of our revenue, and restrictions on dividends and other distributions by our banking subsidiaries could affect our liquidity and ability to fulfill our obligations.

As a bank holding company, we are a separate and distinct legal entity from our banking subsidiaries: CBNA and CBPA. We typically receive substantially all of our revenue from dividends from our banking subsidiaries. These dividends are the principal source of funds to pay dividends on our equity and interest and principal on our debt. Various federal and/or state laws and regulations, as well as regulatory expectations, limit the amount of dividends that our banking subsidiaries may pay. For example:

•	CBNA is required by federal law to obtain the prior approval of the OCC for the payment of cash dividends if the total of all dividends declared by CBNA in the calendar year is in excess of its current year net income combined with its retained net income of the two preceding years, less any required transfers to surplus (the “recent earnings test”).

•	CBNA may pay dividends only to the extent that retained net profits (as defined and interpreted by regulation), including the portion transferred to surplus, exceed bad debts (as defined by regulation).

•	CBPA may only pay dividends out of accumulated net earnings and dividends may not be declared unless surplus is at least equal to contributed capital.

•	Neither CBNA nor CBPA may pay a dividend if, in the opinion of the applicable federal regulatory agency, either is engaged in or is about to engage in an unsafe or unsound practice, which would include a dividend payment that would reduce either bank’s capital to an inadequate level.

As a result of the goodwill impairment recognized by CBNA in the second quarter of 2013, CBNA does not meet the recent earnings test and must obtain specific prior approval from the OCC before making a capital distribution. We expect the recent earnings test to remain negative through 2015. As a result, we expect that CBNA will be required to obtain specific prior approval from the OCC before making a capital distribution through 2015. Since the goodwill impairment in 2013, the OCC has approved each request by CBNA to distribute to us up to 30% of its prior quarter after-tax net income. However, CBNA may not rely on past or current approvals as a guarantee of future approvals. Under the Pennsylvania Banking Code of 1965, as amended (the “PA Code”), CBPA is restricted from paying dividends in excess of accumulated net earnings. As of December 31, 2014, CBPA’s accumulated net earnings were $87 million. More generally, the banking agencies have significant discretion to limit or even preclude dividends, even if the statutory quantitative thresholds are satisfied.

We are and may be subject to regulatory actions that may have a material impact on our business.

We are involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. These regulatory actions involve, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief that may require changes to our business or otherwise materially impact our business. For example, in April 2013, our banking subsidiaries consented to the issuance of orders by the OCC and the FDIC (the “Consent Orders”). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), our banking subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank’s overdraft protection program, checking rewards programs and stop-payment process for pre-authorized recurring electronic fund transfers. Under the Consent Orders, our banking subsidiaries paid a total of $10 million in civil monetary penalties and $8 million in restitution to affected customers, agreed to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act and submit to the regulators’ periodic written progress reports regarding compliance with the Consent Orders. For more information regarding ongoing significant regulatory actions in which we are involved and certain identified past practices and policies for which we could face potential formal administrative enforcement actions, see Note 16 “Commitments and Contingencies” to our audited consolidated financial statements in our 2014 Form 10-K incorporated by reference in this prospectus.

In regulatory actions, such as those referred to above, it is inherently difficult to determine whether any loss is probable or possible to reasonably estimate the amount of any loss. We cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual fine, penalty or other relief, conditions or restrictions, if any, may be, particularly for actions that are in their early stages of investigation. We expect to make significant restitution payments to our banking subsidiaries’ customers arising from certain of the consumer compliance issues and also expect to pay civil money penalties in connection with certain of these issues. Adverse regulatory actions could have a material adverse effect on our business, financial condition and results of operations.

We are and may be subject to litigation that may have a material impact on our business.

Our operations are diverse and complex and we operate in legal and regulatory environments that expose us to potentially significant litigation risk. In the normal course of business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a financial services institution, including with respect to unfair or deceptive business practices and mis-selling of certain products. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or in financial distress. We recently settled legal actions alleging violations under the Fair Labor Standards Act and certain state fair wage laws. Moreover, a number of recent judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.”

Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. This could increase the amount of private litigation to which we are subject. For more information regarding ongoing significant legal proceedings in which we are involved and certain identified past practices and policies for which we could face potential civil litigation, see Note 16 “Commitments and Contingencies” to our audited consolidated financial statements in our 2014 Form 10-K incorporated by reference in this prospectus.

In disputes and legal proceedings, such as those referred to above, it is inherently difficult to determine whether any loss is probable or possible to reasonably estimate the amount of any loss. We cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding. Adverse judgments in litigation or adverse regulatory actions could have a material adverse effect on our business, financial condition and results of operations.

The Dodd-Frank Act has changed and will likely continue to substantially change the legal and regulatory framework under which we operate our business.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which has changed and will likely continue to substantially change the legal and regulatory framework under which we operate. The Dodd-Frank Act represents a significant overhaul of many aspects of the regulation of the financial-services industry, addressing, among other things, (i) systemic risk, (ii) capital adequacy, (iii) consumer financial protection, (iv) interchange fees, (v) mortgage lending practices, and (vi) regulation of derivatives and securities markets. A significant number of the provisions of the Dodd-Frank Act still require extensive rulemaking and interpretation by regulatory authorities. In several cases, authorities have extended implementation periods and delayed effective dates. Accordingly, in many respects the ultimate impact of the Dodd-Frank Act and its effects on the U.S. financial system and on us will not be known for an extended period of time.

The following are some of the current provisions of the Dodd-Frank Act that may affect our operations:

•	Creation of the CFPB with centralized authority for consumer protection in the banking industry.

•	New limitations on federal preemption.

•	Application of heightened capital, liquidity, single counterparty credit limits, stress testing, risk management and other enhanced prudential standards.

•	Changes to the assessment base for deposit insurance premiums.

•	Creation of a new framework for the regulation of over-the-counter derivatives and new regulations for the securitization market and the strengthening of the regulatory oversight of securities and capital markets by the SEC.

Some of these and other major changes under the Dodd-Frank Act could materially impact the profitability of our business, the value of assets we hold or the collateral available for coverage under our loans, require changes to our business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

The Dodd-Frank Act’s provisions and related rules that restrict bank interchange fees may negatively impact our revenues and earnings.

Pursuant to the Dodd-Frank Act, the Federal Reserve Board adopted rules effective October 1, 2011, limiting the interchange fees that may be charged with respect to electronic debit transactions. Interchange fees, or “swipe” fees, are charges that merchants pay to us and other credit card companies and card-issuing banks for processing electronic payment transactions. Since taking effect, these limitations have reduced our debit card interchange revenues and have created meaningful compliance costs. Additional limits may further reduce our debit card interchange revenues and create additional compliance costs.

The CFPB’s residential mortgage regulations could adversely affect our business, financial condition or results of operations.

The CFPB finalized a number of significant rules that will impact nearly every aspect of the lifecycle of a residential mortgage. These rules implement the Dodd-Frank Act amendments to the Equal Credit Opportunity Act, the Truth in Lending Act and the Real Estate Settlement Procedures Act. The final rules require banks to, among other things: (i) develop and implement procedures to ensure compliance with a new “reasonable ability to repay” test and identify whether a loan meets a new definition for a “qualified mortgage,” (ii) implement new or revised disclosures, policies and procedures for servicing mortgages including, but not limited to, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower’s principal residence, (iii) comply with additional restrictions on mortgage loan originator compensation, and (iv) comply with new disclosure requirements and standards for appraisals and escrow accounts maintained for “higher priced mortgage loans.” These new rules create operational and strategic challenges for us, as we are both a mortgage originator and a servicer. For example, business models for cost, pricing, delivery, compensation and risk management will need to be reevaluated and potentially revised, perhaps substantially. Additionally, programming changes and enhancements to systems will be necessary to comply with the new rules. We also expect additional rulemaking affecting our residential mortgage business to be forthcoming. These rules and any other new regulatory requirements promulgated by the CFPB and state regulatory authorities could require changes to our business, in addition to the changes we have been required to make thus far. Such changes would result in increased compliance costs and potential changes to our product offerings, which would have an adverse effect on the revenue derived from such business.

The Dodd-Frank Act’s consumer protection regulations could adversely affect our business, financial condition or results of operations.

The Federal Reserve Board enacted consumer protection regulations related to automated overdraft payment programs offered by financial institutions. Prior to the enactment of these regulations, our overdraft and insufficient funds fees represented a significant amount of noninterest fees. Since taking effect on July 1, 2010, the fees received by us for automated overdraft payment services have decreased, thereby adversely impacting our noninterest income. Complying with these regulations has resulted in increased operational costs for us, which may continue to rise. The actual impact of these regulations in future periods could vary due to a variety of factors, including changes in customer behavior, economic conditions and other factors, which could adversely affect our business, financial condition or results of operations. The CFPB has since then published additional studies of overdraft practices and has announced that it is considering enacting further regulations regarding overdrafts and related services.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB is authorized to engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. We expect increased oversight of financial services products by the CFPB, which is likely to affect our operations. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit unfair, deceptive or abusive acts and practices (“UDAAP”). The review of products and practices to prevent UDAAP is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties.

In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations, and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief and/or monetary penalties. The Dodd-Frank Act and accompanying regulations, including regulations to be promulgated by the CFPB, are being phased in over time, and while some regulations have been promulgated, many others have not yet been proposed or finalized. For example, the CFPB has announced that it is considering new rules regarding debt collection practices, and has proposed new regulations of prepaid accounts and proposed amendments to its regulations implementing the Home Mortgage Disclosure Act. We cannot predict the terms of all of the final regulations, their intended consequences or how such regulations will affect us or our industry.

The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

Compliance with anti-money laundering and anti-terrorism financing rules involve significant cost and effort.

We are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and poses significant technical challenges. Although we believe our current policies and procedures are sufficient to comply with applicable rules and regulations, we cannot guarantee that our anti-money laundering and anti-terrorism financing policies and procedures completely prevent situations of money laundering or terrorism financing. Any such failure events may have severe consequences, including sanctions, fines and reputational consequences, which could have a material adverse effect on our business, financial condition or results of operations.

We may become subject to more stringent regulatory requirements and activity restrictions, or have to restructure, if the Federal Reserve Board and FDIC determine that our resolution plan is not credible.

Federal Reserve Board and FDIC regulations require bank holding companies with more than $50 billion in assets to submit resolution plans that, in the event of material financial distress or failure, establish the rapid, orderly and systemically safe liquidation of the company under the U.S. Bankruptcy Code. Insured depository institutions with more than $50 billion in assets must submit to the FDIC a resolution plan whereby they can be resolved in a manner that is orderly and that ensures that depositors will receive access to insured funds within certain required timeframes. If the Federal

Reserve Board and the FDIC jointly determine that the resolution plan of a company is not credible, and the company fails to cure the deficiencies in a timely manner, then the Federal Reserve Board and the FDIC may jointly impose on the company, or on any of its subsidiaries, more stringent capital, leverage or liquidity requirements or restrictions on growth, activities or operations, or require the divestment of certain assets or operations. If the Federal Reserve Board and the FDIC determine that our resolution plan is not credible or would not facilitate our orderly resolution under the U.S. Bankruptcy Code, we could become subject to more stringent regulatory requirements or business restrictions, or have to divest certain of our assets or businesses. Any such measures could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to our Common Stock

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale, and RBS has committed to sell its remaining beneficial ownership of our common stock by the end of 2016 with a possible 12 month extension in certain circumstances. The exact timing of such sale or sales remains uncertain.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of 547,256,447 outstanding shares of common stock. Of the outstanding shares, the 161,000,000 shares sold in our initial public offering and the 135,000,000 shares sold in this offering (or 155,250,000 shares if the underwriters exercise their option to purchase additional shares in full) are or will be freely tradable without restriction or further registration under the Securities Act, except with respect to the shares sold in this offering, any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act, may be sold only in compliance with applicable limitations described in “Shares Eligible for Future Sale.”

249,700,563 shares of the remaining outstanding shares following completion of this offering (or 229,450,563 shares if the underwriters exercise their option to purchase additional shares in full) will be held by RBSG International Holdings Limited, a wholly owned subsidiary of RBS. After this offering, these shares will be subject to certain restrictions on resale. We, our officers (other than our current Chief Financial Officer, whose resignation becomes effective April 6, 2015), directors and the selling stockholder that will own 250,348,989 shares following this offering (or 230,098,989 shares if the underwriters exercise their option to purchase additional shares in full) will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 90 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Morgan Stanley & Co. LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. may, in their sole discretion, terminate these lock-up agreements or release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration, waiver, or release of the lock-up agreements described above, all such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that the selling stockholder and other members of the RBS Group will be considered affiliates after the expiration of the lock-up agreement based on their expected share ownership (consisting of 249,700,563 shares, or 229,450,563 shares if the underwriters exercise their option to purchase additional shares in full), as well as their veto and board nomination rights under the Separation Agreement we entered into with RBS prior to the completion of our initial public offering. However, commencing after the expiration of the lock-up agreement, RBS will have the right, subject to certain exceptions and conditions, to require us to register its shares of common stock under the Securities Act, and it will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end, the market price of our shares of common stock could drop significantly as RBS has publicly stated its intent to sell its remaining shares in the short to medium term. The RBS Group, which is currently controlled by the UK government, is undertaking a restructuring plan to facilitate its eventual privatization. As part of its obligations under the European Commission’s State Aid Amendment Decision of April 9, 2014, RBS has committed to dispose of its remaining ownership of our common stock by December 31, 2016, with an automatic 12-month extension depending on market conditions. RBS’s current intention for disposal of its remaining ownership of our common stock is to sell, over time, such remaining shares in a series of tranches, subject to market conditions and the terms of the lock-up provisions discussed above. The timing and manner of the sale of RBS’s remaining ownership of our common stock remains uncertain, and we have no control over the manner in which RBS may seek to divest such remaining shares. RBS could elect to sell its common stock in a number of different ways, including in a number of tranches via future registrations or, alternatively, by the sale of all or a significant tranche of such remaining shares to a single third-party purchaser. Any such sale, including through this offering, would impact the price of our shares of common stock and there can be no guarantee that the price at which RBS is willing to sell its remaining shares will be at a level that our Board would be prepared to recommend to holders of our common stock or that you determine adequately values our shares of common stock.

In addition, these factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

If RBS sells a significant interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the influence of a presently unknown third party.

Following the completion of this offering, RBS will continue to beneficially own a significant equity interest of our company. RBS will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of RBS to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our outstanding common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to RBS on its private sale of our common stock. Additionally, if RBS privately sells its significant equity interest in our company, we may become subject to the influence of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if RBS sells a significant interest in our company to a third party, RBS may terminate the license agreement and other transitional arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described in this prospectus and may have a material adverse effect on our business, operating results and financial condition.

Our stock price may be volatile, and you could lose all or part of your investment as a result.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this “Risk Factors” section, and other factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or the quarterly financial results of companies perceived to be similar to us;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	fluctuations in the market valuations of companies perceived by investors to be comparable to us;

•	future sales of our common stock;

•	additions or departures of members of our senior management or other key personnel;

•	changes in industry conditions or perceptions; and

•	changes in applicable laws, rules or regulations and other dynamics.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, loss of investor confidence, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend and a distraction to management.

We may not pay cash dividends on our common stock.

Although we intend to pay dividends to our stockholders, we have no obligation to do so and may change our dividend policy at any time without notice to our stockholders. Holders of our common stock are only entitled to receive such cash dividends as our Board may declare out of funds legally available for such payments. Any decision to declare and pay dividends will be dependent on a variety of factors, including our financial condition, earnings, legal requirements and other factors that our Board deems relevant, as well as obtaining applicable regulatory consents and approvals as described under “Business—Regulation and Supervision” in our 2014 Form 10-K incorporated by reference in this prospectus, including the CCAR process. In addition, our ability to pay dividends may be limited by covenants of any future indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. In addition, since we are a holding company with no significant assets other than the capital stock of our banking subsidiaries, we depend upon dividends from our banking subsidiaries for substantially all of our income. Accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from our banking subsidiaries. The ability of our banking subsidiaries to pay dividends to us is subject to, among other things, their earnings, financial condition and need for funds, as well as federal and state governmental policies and regulations applicable to us and our banking subsidiaries, which limit the amount that may be paid as dividends without prior regulatory approval. See “—We depend on our banking subsidiaries for most of our revenue, and restrictions on dividends and other distributions by our banking subsidiaries could affect our liquidity and ability to fulfill our obligations” included elsewhere in this “Risk Factors” section and “Business—Regulation and Supervision” in our 2014 Form 10-K incorporated by reference in this prospectus.

“Anti-takeover” provisions and the regulations to which we are subject may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders.

We are a bank holding company incorporated in the state of Delaware. Anti-takeover provisions in Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws, as well as regulatory approvals that would be required under federal law, could make it more difficult for a third party to take control of us and may prevent stockholders from receiving a premium for their shares of our common stock. These provisions could adversely affect the market price of our common stock and could reduce the amount that stockholders might get if we are sold.

These provisions include the following, some of which will become effective following the completion of this offering when RBS no longer owns shares of our common stock representing at least 50% of our issued and outstanding capital stock:

•	the sole ability of our Board to fill a director vacancy on our Board;

•	advance notice requirements for stockholder proposals and director nominations;

•	provisions limiting the stockholders’ ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent;

•	the approval of holders of at least 75% of the shares entitled to vote generally to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated certificate of incorporation and amended and restated bylaws; and

•	the ability of our Board to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our Board.

For further details see “Description of Capital Stock—Anti-Takeover Effects of Some Provisions.” We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. However, these provisions apply even if the offer may be determined to be beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in our best interest and that of our stockholders.

Furthermore, banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Bank Holding Company Act and the Change in Bank Control Act. These laws could delay or prevent an acquisition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary” and “Risk Factors” and in other sections of this prospectus and under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our 2014 Form 10-K and other documents incorporated by reference herein that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may relate to our financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to expected earnings levels, the adequacy of the allowance for credit losses, delinquency trends, market risk and the impact of interest rate changes, capital market conditions, capital composition and adequacy and liquidity, the effect of legal proceedings and new accounting standards on our financial condition and results of operations. Forward-looking statements are not guarantees of future performance, are based on management’s current expectations and, by their nature, involve certain risks, uncertainties, estimates and assumptions by management that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” in this prospectus and the other documents incorporated by reference herein. You should specifically consider the numerous risks outlined under “Risk Factors,” which may include more information about factors that could cause actual results to differ materially from those described in these forward-looking statements. Other factors that might cause such a difference include, but are not limited to:

•	negative economic conditions that adversely affect the general economy, housing prices, the job market, consumer confidence and spending habits which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense;

•	the rate of growth in the economy and employment levels, as well as general business and economic conditions;

•	our ability to implement our strategic plan, including the cost savings and efficiency components, and achieve our indicative performance targets;

•	our ability to remedy regulatory deficiencies and meet supervisory requirements and expectations;

•	liabilities resulting from litigation and regulatory investigations;

•	our capital and liquidity requirements (including under regulatory capital standards, such as the Basel III capital standards) and our ability to generate capital internally or raise capital on favorable terms;

•	the effect of the current low interest rate environment or changes in interest rates on our net interest income, net interest margin and our mortgage originations, mortgage servicing rights and mortgages held for sale;

•	changes in interest rates and market liquidity, as well as the magnitude of such changes, which may reduce interest margins, impact funding sources and affect the ability to originate and distribute financial products in the primary and secondary markets;

•	the effect of changes in the level of checking or savings account deposits on our funding costs and net interest margin;

•	financial services reform and other current, pending or future legislation or regulation that could have a negative effect on our revenue and businesses, including the Dodd-Frank Act and other legislation and regulation relating to bank products and services;

•	a failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors or other service providers, including as a result of cyber attacks;

•	management’s ability to identify and manage these and other risks; and

•	any failure by us to successfully replicate or replace certain functions, systems and infrastructure provided by the RBS Group.

In addition to the above factors, we also caution that the amount and timing of any future common stock dividends or share repurchases will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our Board deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. In addition, the timing and manner of the sale of the RBS Group’s remaining ownership of our common stock remains uncertain, and we have no control over the manner in which the RBS Group may seek to divest such remaining shares. Any such sale would impact the price of our shares of common stock.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as required by law.

USE OF PROCEEDS

The selling stockholder is selling all of the shares of common stock in this offering and we will not receive any proceeds from the sale of the common stock in the offering, including from any exercise by the underwriters of their option to purchase additional shares.

DIVIDEND POLICY

On October 27, 2014, we announced the initiation of a quarterly cash dividend on our common stock and on February 19, 2015 and November 20, 2014, we paid dividends to each of our common stockholders of $0.10 per share, or $0.40 per share on an annualized basis. Any declaration of dividends will be at the discretion of our Board and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our Board deems relevant in making such a determination. Therefore, there can be no assurance that we will continue to pay any dividends to holders of our common stock, or as to the amount of any such dividends. See “Our Relationship with the RBS Group and Certain Other Related Party Transactions—Relationship with the RBS Group—Other” for further information regarding capital distributions.

Dividend payments to our stockholders are subject to the oversight, regulatory policies and requirements of the Federal Reserve Board, including requirements to maintain adequate capital above regulatory minima. As described in the section entitled “Business—Regulation and Supervision” in our 2014 Form 10-K incorporated by reference in this prospectus, dividends generally may only be paid or made under a capital plan as to which the Federal Reserve Board has not objected, including in respect of the CCAR process. On March 11, 2015, we received no objection from the Federal Reserve Board to our Capital Plan. The Capital Plan includes a proposed quarterly dividend rate of $0.10 per share, or $0.40 per share on an annualized basis, for 2015, subject to consideration and approval by our board of directors. The Capital Plan also includes capital distributions of $500 million over the course of 2015 in the form of share repurchase transactions funded by preferred stock and subordinated debt issuances.

We are a legal entity separate and distinct from our banking subsidiaries and other subsidiaries. Our principal source of liquidity is dividends from CBNA and CBPA. Various federal and state statutes and regulations limit the amount of dividends that may be paid to us by our banking subsidiaries without regulatory consent.

In particular, dividends payable by CBNA, as a national bank subsidiary, are limited to the lesser of the amounts calculated under a “recent earnings” test and an “undivided profits” test. Under the recent earnings test, a dividend may not be paid if the total of all dividends declared by a bank in any calendar year is in excess of the current year’s net income combined with the retained net income of the two preceding years, less any required transfers to surplus, unless the national bank obtains the approval of the OCC. Under the undivided profits test, a dividend may be paid only to the extent that retained net profits (as defined and interpreted by regulation), including the portion transferred to surplus, exceed bad debts (as defined by regulation). As a result of the goodwill impairment recognized by CBNA in the second quarter of 2013, CBNA does not meet the recent earnings test and must obtain specific prior approval from the OCC before making a capital distribution. We expect the recent earnings test to remain negative through 2015. As a result, we expect that CBNA will be required to obtain specific prior approval from the OCC before making a capital distribution through 2015. Since the goodwill impairment in 2013, the OCC has approved each request by CBNA to distribute to us up to 30% of its prior quarter after-tax net income. However, CBNA may not rely on past or current approvals as a guarantee of future approvals.

Under Pennsylvania law, CBPA may declare and pay dividends only out of accumulated net earnings and only if (i) any required transfer to surplus has been made prior to declaration of the dividend and (ii) payment of the dividend will not reduce surplus. As of December 31, 2014, accumulated net earnings of CBPA were $87 million. As of December 31, 2014, all required transfers to surplus had been made and payment of up to $87 million of accumulated net earnings would not reduce surplus.

In addition, with respect to both CBNA and CBPA, if, in the opinion of the applicable federal regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the regulator may require, after notice and hearing, that the bank cease and desist from such practice. The OCC and the FDIC have indicated that the payment of dividends would constitute an unsafe and unsound practice if the payment would reduce a depository institution’s capital to an inadequate level.

Moreover, under the Federal Deposit Insurance Act (“FDIA”), an insured depository institution may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the federal bank regulatory agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings.

During the year ending December 31, 2015, we declared and paid the following cash dividends, by quarter:

Year Ending December 31, 2015	Aggregate Cash Dividend
(in millions)
1st Quarter (through March 25, 2015)	$55

During the year ended December 31, 2014, we declared and paid the following cash dividends, by quarter:

Year Ended December 31, 2014	Aggregate Cash Dividend
(in millions)
1st Quarter	$25
2nd Quarter(1)	343
3rd Quarter(1)	383
4th Quarter	55

Total	$806

(1)	Includes special common dividends to RBS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital” in our 2014 Form 10-K incorporated by reference in this prospectus.

During the year ended December 31, 2013, we declared and paid the following cash dividends, by quarter:

Year Ended December 31, 2013	Aggregate Cash Dividend
(in millions)
1st Quarter	$40
2nd Quarter(1)	388
3rd Quarter(1)	383
4th Quarter(1)	374

Total	$1,185

(1)	Includes special common dividends to RBS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital” in our 2014 Form 10-K incorporated by reference in this prospectus.

During the year ended December 31, 2012, we declared and paid the following cash dividends, by quarter:

Year Ended December 31, 2012	Aggregate Cash Dividend
(in millions)
1st Quarter	$—
2nd Quarter	40
3rd Quarter	55
4th Quarter	55

Total	$150

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014. The selling stockholder is selling all of the shares of common stock in this offering and we will not receive any proceeds from the sale of the shares. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and notes in our 2014 Form 10-K incorporated by reference in this prospectus.

As of December 31, 2014
Actual
(in millions)
Debt:
Short-term borrowed funds:
Federal funds purchased	$574
Securities sold under agreements to repurchase	3,702
Other short-term borrowed funds	6,253

Total short-term borrowed funds	$10,529

Long-term borrowed funds:
Citizens Financial Group, Inc.
4.150% fixed rate subordinated debt, due 2022	$350
5.158% fixed-to-floating rate subordinated debt, (LIBOR + 3.56%) callable, due 2023(1)	333
4.771% fixed rate subordinated debt, due 2023(1)	333
4.691% fixed rate subordinated debt, due 2024(1)	334
4.153% fixed rate subordinated debt, due 2024(1)	333
4.023% fixed rate subordinated debt, due 2024(1)	333
4.082% fixed rate subordinated debt, due 2025(1)	334

2,350
Banking Subsidiaries
1.600% senior unsecured notes, due 2017(2)	750
2.450% senior unsecured notes, due 2019(2)(3)	746
Federal Home Loan Advances due through 2033	772
Other	24

2,292

Total long-term borrowed funds	$4,642

Total debt	$15,171

Stockholders’ equity:
Preferred Stock	$—
Common Stock	6
Additional paid-in capital	18,676
Retained earnings	1,294
Treasury stock	(336)
Accumulated other comprehensive loss	(372)

Total stockholders’ equity	$19,268

Total capitalization	$34,439

(1)	Intercompany borrowed funds with the RBS Group. See “Our Relationship with the RBS Group and Certain Other Related Party Transactions—Relationship with the RBS Group—Other” included elsewhere in this prospectus and Note 18 “Related Party Transactions” to our audited consolidated financial statements in our 2014 Form 10-K incorporated by reference in this prospectus.
(2)	These securities were issued under CBNA’s Global Bank Note Program dated December 1, 2014.
(3)	$750 million principal balance of unsecured notes presented net of $4 million hedge of interest rate risk on medium term debt using interest rate swaps. See Note 15 “Derivatives” to our audited consolidated financial statements in our 2014 Form 10-K incorporated by reference in this prospectus.

PRICE RANGE OF COMMON STOCK

Our common stock began trading publicly on the NYSE under the symbol “CFG” on September 24, 2014. Prior to that time, there was no public market for our common stock. As of March 19, 2015, there were two holders of record of our common stock. This stockholder figure does not include what we estimate to be a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. The following table sets forth the high and low sales prices for our common stock as reported by the NYSE for the indicated periods:

	Stock Price
	High	Low
Year Ended December 31, 2014
Third Quarter Ended September 30, 2014 (from September 24, 2014)	$23.57	$21.35
Fourth Quarter Ended December 31, 2014	$25.60	$21.47
Year Ending December 31, 2015
First Quarter (through March 25, 2015)	$25.84	$22.67

The closing sale price of our common stock, as reported by the NYSE, on March 25, 2015 was $24.00.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of the date of this prospectus:

Name	Age	Position
Bruce Van Saun	57	Chairman and Chief Executive Officer
Mark Casady	54	Director
Anthony Di Iorio	71	Director
Robert Gillespie	59	Director
William P. Hankowsky	64	Director
Howard W. Hanna III	67	Director
Leo I. Higdon	68	Director
Charles J. Koch	68	Director
Arthur F. Ryan	72	Lead Director
Shivan S. Subramaniam	66	Director
Wendy A. Watson	66	Director
Marita Zuraitis	54	Director
David Bowerman	49	Vice Chairman, Business Services
Brad L. Conner	53	Vice Chairman, Consumer Banking
John J. Fawcett	56	Executive Vice President, Chief Financial Officer
Stephen T. Gannon	62	Executive Vice President, General Counsel and Chief Legal Officer
Ronald S. Ohsberg	50	Executive Vice President, Controller
Robert Rubino	50	Interim Co-Head, Commercial Banking
Nancy L. Shanik	60	Group Executive Vice President, Chief Risk Officer
Steve Woods	54	Interim Co-Head, Commercial Banking

Mr. Eric Aboaf, age 50, will become our Executive Vice President and Chief Financial Officer effective April 6, 2015.

Directors

Bruce Van Saun joined our Board as Chairman and Chief Executive Officer in October 2013. From October 2009 through October 2013, Mr. Van Saun served as the RBS Group Finance Director and was a member of its board of directors. From 1997 to 2008, Mr. Van Saun held a number of senior positions with Bank of New York and later Bank of New York Mellon, including Vice Chairman and Chief Financial Officer. Earlier in his career, he held senior positions with Deutsche Bank, Wasserstein Perella Group and Kidder Peabody & Co. In all, Mr. Van Saun has more than 30 years of financial services experience. Mr. Van Saun has also served on the boards of directors of our subsidiaries CBNA and CBPA since October 2013 and served (from October 2009 to September 2013) as a director on the boards of our affiliates, The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Plc. In addition, Mr. Van Saun has served as a director on the franchise board of Lloyd’s of London since September 2012 and is a member of The Clearing House supervisory board. He has previously served on a number of boards in both the United Kingdom and the United States, including the boards of Direct Line Insurance Group plc (from April 2012 to October 2013), WorldPay (Ship Midco Limited) (from July 2011 to September 2013), ConvergEx Inc. (from May 2007 to October 2013), AbitibiBowater (Resolute Forest Products Inc.) (from June 2005 to April 2008) and Stride Rite Corporation (from June 1999 to December 2005). Mr. Van Saun received a B.S. in Business Administration from Bucknell University in 1979 and an M.B.A. in Finance and General Management from the University of North Carolina in 1983.

Mark Casady joined our Board in June 2014. Mr. Casady is the Chairman and Chief Executive Officer of LPL Financial Holdings Inc. He joined LPL Financial in May 2002 as Chief Operating Officer, became President in April 2003, and Chairman and Chief Executive Officer in December 2005. Before joining LPL Financial, he was Managing Director, mutual fund group for Deutsche Asset Management, Americas—formerly Scudder Investments. He joined Scudder in 1994 and held roles as Managing Director—Americas, head of global mutual fund group and head of defined contribution services. He was also a member of the Scudder, Stevens and Clark board of directors and management committee. Mr. Casady serves on the board of governors of FINRA and the board of directors of the Financial Services Roundtable and Eze Software Group. He has also served on the boards of our subsidiaries, CBNA and CBPA, since June 2014. He is former Chairman of the Insured Retirement Institute. Mr. Casady received his B.S. from Indiana University and his M.B.A. from DePaul University.

Anthony Di Iorio has served on our Board since January 2014. Mr. Di Iorio began his career at Peat Marwick (now KPMG) where he worked in the firm’s Financial Institutions Practice in New York and Chicago. After leaving Peat Marwick he worked for several leading financial institutions, including as Co-controller of Goldman Sachs, Chief Financial Officer of the Capital Markets business of NationsBank (now Bank of America), Executive Vice President of Paine Webber and Chief Executive Officer of Paine Webber International. He joined Deutsche Bank in Frankfurt in 2001 and later became Chief Financial Officer and a member of its board of directors and group executive committee. After retiring in 2008 he served as senior adviser to Ernst & Young working with the firm’s financial services partners in the United Kingdom, Europe, the Middle East and Africa. Mr. Di Iorio has also served on the boards of directors of our subsidiaries CBNA and CBPA since January 2014 and served as a director on the boards of our affiliates, The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Plc. from September 2011 to March 2014. Mr. Di Iorio received a Bachelor of Business Administration from Iona College and an M.B.A. from Columbia University.

Robert Gillespie joined our Board in August 2014. Mr. Gillespie was nominated by RBS to serve as their Board representative pursuant to the Separation and Shareholder Agreement between us and RBS. Mr. Gillespie began his career with PricewaterhouseCoopers where he qualified as a chartered accountant. He then moved into banking by joining SG Warburg where he specialized in corporate finance and was appointed as a Director of the firm in 1987 and as a Managing Director of its U.S. investment banking business in 1989. Following the acquisition of Warburg by Swiss Bank Corporation in 1995 and that firm’s subsequent merger with Union Bank of Switzerland to form UBS in 1998, Mr. Gillespie held the roles of Head of UK Corporate Finance, Head of European Corporate Finance and Co-Head of UBS’s global corporate finance business and CEO of the EMEA region of UBS AG. He relinquished his management roles at the end of 2005 and was appointed Vice Chairman of UBS Investment Bank. Mr. Gillespie left UBS in 2008 and in 2009 joined Evercore Partners, from where he was seconded to the UK Panel on Takeovers and Mergers, as Director General, from 2010 to March 2013. Mr. Gillespie has served on the boards of directors of our subsidiaries CBNA and CBPA since August 2014 and our affiliates, The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Plc. since December 2013. In addition, Mr. Gillespie serves on the board of directors of Ashurst LLP (since 2013), The Boat Race Company Limited (since 2009), Somerset House Trust and Somerset House Enterprises Limited (since 2006) and Social Finance, Ltd (since 2013) and as a trustee and director of Topolski Memoir Limited (since 2009). He has also served on the Council of the University of Durham since 2007, and has been the Chairman of the Council since 2012. Mr. Gillespie received his B.A. in Economics from the University of Durham in 1977, and his A.C.A. from the Institute of Chartered Accountants in England and Wales in 1980.

William P. Hankowsky has served on our Board since November 2006. Mr. Hankowsky is the Chairman, President and Chief Executive Officer of Liberty Property Trust. He joined Liberty in January 2001 as Chief Investment Officer and was responsible for refining the company’s corporate strategy and investment process. In 2002, he was named President, and in 2003 was appointed Chief Executive Officer and elected Chairman of Liberty’s board of trustees. Prior to joining Liberty, Mr. Hankowsky served for 11 years as President of the Philadelphia Industrial Development Corporation (“PIDC”). Prior to PIDC, he was the City of Philadelphia’s commerce director. Mr. Hankowsky currently serves on the boards of Aqua America Inc. (since 2004), Delaware River Waterfront Corporation, Greater Philadelphia Chamber of Commerce, Kimmel Center for the Performing Arts, Philadelphia Convention and Visitors Bureau, Pennsylvania Academy of the Fine Arts, Philadelphia Shipyard Development Corporation and United Way of Greater Philadelphia and Southern New Jersey. He has also served on the boards of directors of our subsidiaries CBNA and CBPA since November 2006. Mr. Hankowsky received a Bachelor of Arts degree in economics from Brown University.

Howard W. Hanna III has served on our Board since June 2009. Mr. Hanna is the Chairman and Chief Executive Officer of Hanna Holdings, Inc. He became a sales associate in 1970 and the General Manager of Howard Hanna Real Estate Services in 1974. Mr. Hanna became Chief Operating Officer of Howard Hanna Real Estate Services and its parent company, Hanna Holdings, Inc. when the company incorporated in 1979 and then became President in 1983 and Chief Executive Officer in 1990. Howard Hanna Real Estate Services, Inc. offers mortgage origination products and services in certain geographies and, in this capacity, competes with us in Pennsylvania, Ohio, Michigan, Virginia, West Virginia, North Carolina, New York and Maryland. Mr. Hanna currently serves as the Chair of the Children’s Hospital of Pittsburgh Board of Trustees and is a member of the hospital’s Foundation Board and Finance and Investment Committee. Mr. Hanna also serves on the boards of John Carroll University, LaRoche College, the Katz Graduate School of Business Board of Visitors, the University of Pittsburgh, the Diocese of Pittsburgh Finance Council and the YMCA of Greater Pittsburgh. From 2007 to 2012, he served on the board of directors of the Federal Reserve Bank of Cleveland’s Pittsburgh office. Mr. Hanna has also served on the boards of directors of our subsidiaries CBNA and CBPA since June 2009. Mr. Hanna received a Bachelor of Science degree from John Carroll University in 1969.

Leo I. (“Lee”) Higdon joined our Board in August 2014. From 2006 to 2013, Mr. Higdon was the President of Connecticut College. He serves on the board of directors of Eaton Vance Corporation (since 2000) where he is currently lead director, and HealthSouth Corporation (since 2004) where he is currently the non-executive Chairman. From 2001 to 2006, he was the President of the College of Charleston. Prior to becoming President of the College of Charleston, Mr. Higdon was the President of Babson College and the Dean of the Darden Graduate School of Business Administration at the University of Virginia. Mr. Higdon spent over 20 years at Salomon Brothers Inc, holding various positions, including Managing Director and Vice Chairman. In addition, Mr. Higdon previously served on the boards of directors of Bestfoods, Inc., Chemtura Corporation and Newmont Mining Corporation. Mr. Higdon earned a B.A. in history from Georgetown University and a M.B.A. in Finance from the University of Chicago.

Charles J. (“Bud”) Koch has served on our Board since September 2004. Mr. Koch is the retired Chairman and Chief Executive Officer of Charter One Financial and its subsidiary Charter One Bank. He served as Charter One’s Chief Executive Officer from 1987 to 2004 and as its Chairman from 1995 to 2004, when the bank was acquired by RBS. Mr. Koch has served on the boards of directors of our subsidiaries CBNA and CBPA since September 2004. He also served on the boards of directors of our affiliates, The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Plc from 2004 until February 2009. Mr. Koch has been a director of Assurant Inc. (AIZ) since August 2005, and is currently a member of the Assurant Finance and Risk Committee which he chaired from 2005 to 2014, as well as a member of its Compensation Committee. He has been a director of the Federal Home Loan Bank of Cincinnati since 1990. He was Chairman of the Board of the FHLB of Cincinnati from 2005 to 2006, and currently serves on its Risk, Compensation, and Nomination and Governance Committees. His long tenure on the FHLB of Cincinnati Board has been interrupted twice, for a total of three years, due to term limitations. Mr. Koch serves as a trustee of Case Western Reserve University, and he served as its Chairman of the Board from 2008 to 2012. He is also a past Chairman of the Board of John Carroll University. Mr. Koch graduated from Lehigh University with a B.S. in Industrial Engineering and earned a MBA from Loyola College in Baltimore, Maryland.

Arthur F. Ryan has served on our Board since April 2009. Mr. Ryan is the former Chairman, Chief Executive Officer and President of Prudential Financial, Inc. After 13 years at Prudential, he retired as Chief Executive Officer and President in 2007 and he retired as Chairman in May 2008. Prior to joining Prudential in 1994, Mr. Ryan worked at Chase Manhattan Bank for 22 years. He ran Chase Manhattan’s worldwide retail bank between 1984 and 1990 and became President and Chief Operating Officer in 1990. Mr. Ryan has served on the boards of directors of our subsidiaries CBNA and CBPA since April 2009 and also served (from October 2008 to September 2013) as a director on the boards of our affiliates, The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Plc. He also has served as a non-executive director of Regeneron Pharmaceuticals, Inc. since January 2003.

Shivan S. Subramaniam has served on our Board since January 2005. Mr. Subramaniam has been the Chairman of Factory Mutual Insurance Company, a commercial and industrial property insurer, since 2002, and also served as President and Chief Executive Officer from 1999 until his retirement at the end of 2014. Previously, Mr. Subramaniam served as Chairman and Chief Executive Officer at Allendale Insurance, a predecessor company of FM Global. Elected president of Allendale in 1992, he held a number of senior-level positions in finance and management after joining the company in 1974. Mr. Subramaniam’s career spans nearly 40 years in the insurance industry. He has served on the board of directors of Lifespan Corporation since December 2006 and is a trustee of Bryant University and a director of the Rhode Island Public Expenditure Council. Mr. Subramaniam has also served on the boards of directors of our subsidiaries CBNA and CBPA since January 2005. Mr. Subramaniam received his bachelor’s degree in mechanical engineering from the Birla Institute of Technology, Pilani, India, and has since earned two master’s degrees—one in operations research from the Polytechnic at New York University, and another in management from the Sloan School of Management at the Massachusetts Institute of Technology.

Wendy A. Watson has served on our Board since October 2010. Until her retirement in 2009, Ms. Watson was the Executive Vice President, Global Services for State Street Bank & Trust Company. She joined State Street Bank & Trust Company in 2000. Previously, Ms. Watson was with the Canadian Imperial Bank of Commerce where she served as Head of the Global Private Banking and Trust business and President & Chief Executive Officer CIBC Finance. She has also served as Chief Information Officer and as Head of Internal Audit for Confederation Life Insurance Company in Toronto. Ms. Watson began her career in the audit department of Sun Life Assurance Company in Canada. She has served as a director of CMA Holdings Canada since 2010, DAS Canada Insurance Company (a subsidiary of Munich Re) since 2010 and of the Independent Order of the Foresters Life Insurance Company since 2013. Ms. Watson’s years of board service also include Chair of the board of two of State Street Bank’s multi-national entities—State Street Syntel Private Ltd (India) and State Street Syntel Services Ltd (Mauritius). She currently serves on the Community Service Committee of Boston Children’s Hospital and the Advisory Board of Crittenten Women’s Union. Ms. Watson has also served on the boards of directors of our subsidiaries CBNA and CBPA since October 2010. In addition to her corporate directorship roles, Ms. Watson is also currently a member of the Editorial Board of the “Intelligent Outsourcer” Journal and has served as a member of the board of directors of the Women’s College Hospital and the Women’s College Hospital Foundation in Toronto. Ms. Watson is a magna cum laude graduate of McGill University in Montreal with a Bachelor of Commerce degree with majors in Accounting and Law. She holds an advanced Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization. She is a fellow of the National Association of Corporate Directors. Ms. Watson is also a CPA and Certified Fraud Examiner.

Marita Zuraitis has served on our Board since May 2011. Ms. Zuraitis is Director, President and Chief Executive Officer of The Horace Mann Educators Corporation. Prior to joining Horace Mann in May 2013, Ms. Zuraitis served as Executive Vice President and a member of the Executive Leadership Team for The Hanover Insurance Group, Inc. While at The Hanover Insurance Group, Ms. Zuraitis served as President, Property and Casualty Companies, responsible for the personal and commercial lines of operation at Citizens Insurance Company of America, The Hanover Insurance Company and their affiliates, a position she held since 2004. Prior to 2004, she was President and Chief Executive Officer, Commercial Lines for The St. Paul Travelers Companies. Previously, she held underwriting and field management positions with United States Fidelity and Guaranty Company and Aetna Life and Casualty. Ms. Zuraitis has over 30 years of experience in the insurance industry. She has served as a member of the board of trustees for the American Institute for Chartered Property and Casualty Underwriters, and has been a member of the executive and the compensation committees since June 2009. Ms. Zuraitis has also served on the boards of directors of our subsidiaries CBNA and CBPA since May 2011. She is also a past Chairperson of the board of trustees for NCCI Holdings, Inc., a provider of workers’ compensation data analytics based in Boca Raton, Florida and a past member of the board of Worcester Academy in Worcester, Massachusetts. A graduate of Fairfield University, Ms. Zuraitis has also completed the Advanced Executive Education Program at the Wharton School of Business and the Program on Negotiations at Harvard University.

Executive Officers

David Bowerman is Vice Chairman, Head of Business Services with responsibility for Operations, Technology, Property, Procurement and Security. Previously, Mr. Bowerman was Managing Director, U.K. and European Operations for RBS Business Services. He joined NatWest Bank in 1982, which was acquired by RBS in 2002. During his years with RBS, he undertook a range of retail and corporate roles. Mr. Bowerman is a fellow of the Chartered Institute of Bankers in Scotland. He was educated in England and attended Harvard Business School’s Advanced Management Program. Mr. Bowerman has served on the board of the Institute for the Study and Practice of Nonviolence, in Providence, R.I., since 2011.

Brad L. Conner is Vice Chairman of our Consumer Banking Division. He is responsible for Retail Banking, Business Banking, Wealth Management, Home Lending Solutions, Auto Finance and Education Finance, as well as the Consumer Phone Bank and online channels. Before joining CFG in 2008, Mr. Conner was President of JP Morgan Chase & Co.’s Home Equity and Mortgage Home Loan Direct business. He previously oversaw the combined home equity business of Chase and Bank One after the companies merged in 2004, and served as Chief Executive Officer of Chase’s Education Finance businesses. Mr. Conner served as a director for the Rhode Island Public Expenditure Council from 2010 through 2012. Since 2009, he has served on the board of trustees of the Dave Thomas Foundation for Adoption, where he has served as treasurer since 2011, and currently serves on its audit committee and committee for institutional advancement. He has also been a member of the Consumer Bankers Association board of directors since 2011. Mr. Conner has a B.A. and M.B.A. from the University of Arkansas.

John J. Fawcett is our Chief Financial Officer. Mr. Fawcett’s functional responsibilities include financial management functions including controllers, financial reporting, planning and analysis, tax management, treasury, corporate strategy and investor relations. Mr. Fawcett will retire as Executive Vice President and Chief Financial Officer effective April 6, 2015 and will retire from the Company on April 30, 2015. In November 2007, Mr. Fawcett joined CFG from Citigroup Inc., where he held various roles over the course of a 20-year career, including Chief Financial Officer for Trading and Capital Markets; Head of Planning and Analysis for the Global Corporate and Investment Bank; and most recently Chief Financial Officer for the Global Transactions Services Business. Mr. Fawcett earned a B.S. in accounting and an M.B.A. in finance from St. John’s University.

Eric Aboaf will become our Executive Vice President and Chief Financial Officer effective April 6, 2015. Prior to joining CFG, Mr. Aboaf was Global Treasurer at Citigroup Inc. since 2009, where he was responsible for managing the company’s balance sheet, ensuring strong liquidity and optimizing the capital structure. Prior to becoming Global Treasurer, Mr. Aboaf held the chief financial officer positions for both the Institutional and Consumer bank segments at Citigroup Inc. He was Global CFO for the Institutional Clients Group, leading the finance and strategy functions for Capital Markets, Investment Banking, Transaction Services and Alternative Investments. Mr. Aboaf served as CFO for the North American Consumer Group, which included Credit Cards, Retail Banking, Consumer Finance and Insurance. Before holding those roles, he served as Citibank Inc.’s head of Financial Planning and Analysis. Prior to joining Citigroup Inc., Mr. Aboaf was a partner at Bain & Company and Co-Head of its U.S. Financial Services Practice. He also worked at Oliver Wyman & Company, a New York-based strategy firm. Mr. Aboaf is a graduate of both the Wharton School of Business and the Engineering School at the University of Pennsylvania. He holds a M.S. degree from Massachusetts Institute of Technology.

Stephen T. Gannon is our General Counsel and Chief Legal Officer. Mr. Gannon is responsible for overseeing our legal department, providing strategic leadership to the management of legal risk and overseeing an integrated legal function. Prior to joining CFG in August 2014, Mr. Gannon was the Executive Vice President and Deputy General Counsel of Capital One Financial Corporation. In his seven years at Capital One Financial Corporation, Mr. Gannon was responsible for advising on litigation and regulatory matters, transactional and product line matters as well as policy affairs and governance and, in January 2014, was appointed to serve as Market President for Central Virginia. Mr. Gannon was previously the General Counsel – Retail Brokerage Group at Wachovia Securities LLC, a partner and head of the securities litigation practice at LeClair Ryan, P.C., as well as a Staff Attorney and Branch Chief at the Securities and Exchange Commission. Mr. Gannon earned an A.B. in History and a J.D. from Georgetown University.

Ronald S. Ohsberg is our Corporate Controller. He is responsible for financial reporting, accounting policy, accounting operations, treasury operations and Finance Division risk and control. In 2004, Mr. Ohsberg joined CFG from FleetBoston Financial, where over a 12-year period he held various managerial roles, including as Director of Accounting. Prior to that, he was an audit manager with KPMG. Mr. Ohsberg earned B.S. degrees in accounting and finance and an M.B.A. from the University of Rhode Island. He also is a CPA.

Robert C. Rubino is Interim Co-head of Commercial Banking and Head of Corporate Finance and Capital Markets, which includes all corporate advisory, capital markets, debt distribution, and sales and trading activities. This group also contains all sponsor and leveraged finance origination, underwriting and portfolio management activities, global market activities and the strategic client acquisition group. He serves on our Joint Trust Committee and the board of our broker-dealer. Previously, Mr. Rubino was responsible for our Mid-Corporate lending activities on the East Coast and the Foreign Corporate group, which specializes in lending to U.S. subsidiaries of foreign-owned parent companies. Mr. Rubino came to Citizens in 2007 from Bank of America. He led Bank of America’s Business Capital Group for the northeastern United States, served as group executive of the bank’s National Large Corporate Group, and managed Bank of America’s Precious Metals and its Business Capital in Europe. Mr. Rubino received his bachelor’s degree at Providence College and a master of science at the London School of Economics. He went through formal credit training at Manufacturers Hanover Trust and carries FINRA licenses 24, 7 and 63.

Nancy L. Shanik is our Chief Risk Officer. Ms. Shanik is responsible for overseeing our risk management organization. She joined CFG in 2010 from Alvarez & Marsal in New York, where she had been a Managing Director since 2009. Prior to this, Ms. Shanik spent 31 years with Citigroup Inc. where she was both a Managing Director and Senior Credit Officer and served as the Chief Credit

Officer of Citigroup Inc.’s Global Commercial Markets business. Ms. Shanik serves on the board of the Kleinfelder Group and also chairs its audit committee. Ms. Shanik earned an M.B.A. from Tulane University Graduate School of Business with concentrations in corporate finance and accounting, and a bachelor’s degree cum laude in marketing and communication theory from the University of Vermont. She also attended the Stanford University Executive Program.

Stephen R. Woods is Interim Co-head of Commercial Banking and Head of our Corporate Banking group. As Head of Corporate Banking, Mr. Woods is responsible for Citizens’ nationwide business efforts, including Middle Market, Mid-Corporate, Asset-Based Lending, Franchise Finance, Not-for-Profit, Professionals Banking and Government Banking. Mr. Woods joined Citizens in 2007 to lead our Mid-Corporate Banking business unit. Prior to assuming his current position, he also served as market president in Massachusetts. Before joining Citizens, Mr. Woods was the national sales executive for Cleveland-based KeyCorp. Previously, he managed KeyCorp’s nationwide consumer investment banking business. Mr. Woods is a graduate of Trinity College, where he received a B.A. in economics.

Board Composition

Our Board consists of the following directors, Bruce Van Saun, Mark Casady, Anthony Di Iorio, Robert Gillespie, William P. Hankowsky, Howard W. Hanna III, Leo I. (“Lee”) Higdon, Charles J. (“Bud”) Koch, Arthur F. Ryan, Shivan S. Subramaniam, Wendy A. Watson and Marita Zuraitis. As part of our separation from the RBS Group, we entered into the Separation and Shareholder Agreement, which provides the RBS Group with certain rights relating to the composition of our Board. See “Our Relationship with the RBS Group and Certain Other Related Party Transactions—Relationship with the RBS Group—Separation and Shareholder Agreement.”

Mr. Van Saun serves as our Chairman of the Board and Chief Executive Officer. When the Chairman of the Board is also the Chief Executive Officer, our Corporate Governance Guidelines provide for the election of one of our independent directors to serve as Lead Director. Mr. Ryan currently serves as our Lead Director, and is responsible for serving as liaison between the Chairman and the independent directors, approving meeting agendas and schedules for our Board and presiding at executive sessions of the independent directors and any other Board meetings at which the Chairman is not present, among other responsibilities.

We have determined that each of Mr. Casady, Mr. Di Iorio, Mr. Gillespie, Mr. Hankowsky, Mr. Hanna, Mr. Higdon, Mr. Koch, Mr. Ryan, Mr. Subramaniam, Ms. Watson and Ms. Zuraitis is an independent director within the meaning of the applicable rules of the SEC and NYSE. In addition, each of Mr. Di Iorio, Mr. Hankowsky, Mr. Hanna, Mr. Higdon, Mr. Koch and Ms. Watson is also an independent director under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the purpose of audit committee membership, and each of Mr. Ryan, Mr. Hankowsky, Mr. Higdon and Ms. Watson is also an independent director under Rule 10C-1 of the Exchange Act for the purpose of compensation committee membership. Our Board has determined that each of Mr. Di Iorio, Mr. Hankowsky, Mr. Hanna, Mr. Higdon, Mr. Koch and Ms. Watson is an audit committee financial expert within the meaning of the applicable rules of the SEC and NYSE.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our Board considered the following important characteristics, among others:

•	Mr. Van Saun—we considered his experience as an executive in the financial services industry, his extensive financial background and his experience serving on the boards of other public companies, including RBS. Furthermore, we also considered how his additional role as our Chief Executive Officer would bring management’s perspective to Board deliberations and provide valuable information about the status of our day-to-day operations.

•	Mr. Casady—we considered his experience in compliance and risk as an executive in the financial services industry, including his experience as Chief Executive Officer of LPL Financial Holdings Inc., and his experience serving on the board of governors of FINRA and the boards of directors of the Financial Services Roundtable and Eze Software Group.

•	Mr. Di Iorio—we considered his experience as an executive in the financial services industry, including his experience as Chief Financial Officer of Deutsche Bank, his extensive financial background and his experience serving on the boards of other public companies, including RBS.

•	Mr. Gillespie—we considered his experience as an executive in the financial services industry, including his experience as Co-Head of UBS AG’s global corporate finance business, Chief Executive Officer of UBS EMEA region and Vice Chairman of UBS Investment Bank, his extensive financial background and his experience serving on the boards of other public companies, including RBS.

•	Mr. Hankowsky—we considered his extensive business and management expertise, including his experience as Chief Executive Officer of Liberty Property Trust, his service as President of the Philadelphia Industrial Development Corporation, his experience serving on the boards of numerous public companies and non-profit entities and his experience in the real estate sector.

•	Mr. Hanna—we considered his extensive business and management expertise, his experience serving on the boards of numerous non-profit entities and the board of directors of the Federal Reserve Bank of Cleveland’s Pittsburgh office and his experience in the real estate and mortgage origination sectors.

•	Mr. Higdon—we considered his experience as an executive in the financial services industry, including his experience as Managing Director and Vice Chairman of Salomon Brothers Inc. and his experience serving on the boards of other public companies, including HealthSouth Corporation and as lead director of Eaton Vance Corporation. In addition, we considered his experience in academic institutions, including as Dean of the Darden Graduate School of Business Administration at the University of Virginia.

•	Mr. Koch—we considered his experience as an executive in the financial services industry, including his experience as Chief Executive Officer of Charter One Financial, his experience serving on the boards of other public companies and the FHLB of Cincinnati and his experience in the retail banking sector.

•	Mr. Ryan—we considered his experience as an executive in the financial services industry, including his experience as Chief Executive Officer of Prudential Financial, Inc., and President and Chief Operating Officer of Chase Manhattan Bank, his experience serving on the boards of other public companies and his experience in the retail banking sector.

•	Mr. Subramaniam—we considered his extensive business and management expertise, including his experience as Chief Executive Officer of FM Global, and his experience serving on the boards of directors of FM Global and Lifespan Corporation and the board of trustees of Bryant University.

•	Ms. Watson—we considered her experience as an executive in the financial services industry, including her experience as Executive Vice President, Global Services for State Street Bank & Trust Company, her extensive financial background, her fellowship with the National Association of Corporate Directors, her credentials as a CPA and Certified Fraud Examiner, and her experience serving on the boards of other financial services companies.

•	Ms. Zuraitis—we considered her experience as an executive in the financial services industry, her experience serving on the boards of Horace Mann Educators Corporation and NCCI Holdings, Inc. and her experience in the insurance sector.

Committees of the Board

The primary standing committees of our Board consist of the following committees:

The Audit Committee consists of Ms. Watson, Mr. Di Iorio, Mr. Hankowsky, Mr. Hanna and Mr. Koch, with Ms. Watson serving as chair, and is comprised entirely of independent directors. Each member of the Audit Committee is financially literate and an audit committee financial expert. The Audit Committee operates pursuant to a charter approved by the Board. The Audit Committee reviews and, as it deems appropriate, recommends to our Board our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee is also directly responsible for the engagement and oversight of independent public auditors.

The Compensation and Human Resources Committee, or Compensation Committee, consists of Mr. Ryan, Mr. Hankowsky and Ms. Watson, with Mr. Ryan serving as chair, and is comprised entirely of independent directors. The Compensation Committee operates pursuant to a charter approved by the Board. The Compensation Committee is responsible for, among other things, reviewing and approving our overall compensation philosophy, determining the compensation of our executive officers and directors, administering our incentive and equity-based compensation plans, and succession planning.

The Nominating and Corporate Governance Committee consists of Mr. Subramaniam, Mr. Di Iorio, Mr. Hanna and Mr. Ryan, with Mr. Subramaniam serving as chair, and is comprised entirely of independent directors. The Nominating and Corporate Governance Committee operates pursuant to a charter approved by the Board. The Nominating and Corporate Governance Committee reviews and, as it deems appropriate, recommends to the Board policies and procedures relating to director and board committee nominations and corporate governance policies.

The Risk Committee consists of Mr. Koch, Mr. Casady, Mr. Subramaniam, Ms. Watson and Ms. Zuraitis, with Mr. Koch serving as chair. The Risk Committee operates pursuant to a charter approved by the Board. The Risk Committee reviews and, as it deems appropriate, recommends to the Board the design and implementation of our risk strategy and policy, risk appetite framework and specific risk appetites and limits. The Risk Committee also oversees our risk management function and reviews the due diligence of any proposed strategic transaction. In addition, the Risk Committee oversees the Chief Risk Officer and the internal risk management function of the Company. In carrying out its duties, the Risk Committee is authorized to select, retain, terminate and approve fees and other retention terms of independent legal or other advisors as it deems appropriate, without seeking approval of management or the Board.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee who served during 2014 are current or former officers or employees of CFG or any of our subsidiaries. No Company executive officer served on the compensation committee of another entity that employed an executive officer who also served on our Board. No Company executive officer served as a director of an entity that employed an executive officer who also served on our Compensation Committee.

Corporate Governance Guidelines, Committee Charters and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines, which set forth a flexible framework within which our Board, assisted by Board committees, directs our affairs. The Corporate Governance Guidelines address, among other things, the composition and functions of the Board, director independence, compensation of directors, management succession and review, Board committees and selection of new directors. Our Corporate Governance Guidelines are available on the corporate governance section of our investor relations website at www.citizensbank.com/investor-relations. The charters for each of the Audit, Compensation and Human Resources, Nominating and Corporate Governance and Risk Committees are also available on the corporate governance section of our investor relations website. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.

Our Board has also adopted a Code of Business Conduct and Ethics, which sets forth key guiding principles concerning ethical conduct and is applicable to all of our directors, officers and employees. The Code addresses, among other things, conflicts of interest, protection of confidential information and compliance with laws, rules and regulations, and describes the process by which any concerns about violations should be reported. The Code of Business Conduct and Ethics is available on the corporate governance section of our investor relations website at www.citizensbank.com/investor-relations. We expect that any amendments to the Code, or any waivers of its requirements, will be disclosed on our website.

OUR RELATIONSHIP WITH THE RBS GROUP

AND CERTAIN OTHER RELATED PARTY TRANSACTIONS

Relationship with the RBS Group

We are an indirect subsidiary of RBS. RBS is the beneficial owner of a significant portion of our outstanding common stock, and as a result RBS has significant influence on our business, including pursuant to the agreements described below. See “Risk Factors—Risks Related to Our Relationship with and Separation from the RBS Group.” In addition, we expect that, following this offering, the RBS Group will continue to consolidate our financial results in its financial statements.

In connection with our initial public offering completed in September 2014, we entered into certain agreements with RBS that provide a framework for our ongoing relationship with the RBS Group. Of the agreements summarized below, the material agreements are incorporated by reference into the registration statement of which this prospectus is a part, and the summaries below set forth the terms of the agreements that we believe are material. The summaries are qualified in their entirety by reference to the full text of the applicable agreements.

Separation and Shareholder Agreement

We entered into a Separation Agreement with RBS immediately prior to the completion of our initial public offering. The Separation Agreement governs our relationship with the RBS Group.

Governance

The terms of the Separation Agreement provide RBS with certain governance rights over us. In particular, until RBS ceases to beneficially own at least 20% of our issued and outstanding common stock, RBS has the right to nominate one director to our Board, subject to election by our stockholders, and has non-voting Board observer rights in certain circumstances. Until the time RBS is no longer required to consolidate our financial results under international financial reporting standards, RBS has the right to designate a member of our Assets and Liabilities Committee. In addition, until the earlier of the date on which RBS ceases to directly or indirectly own at least 4.99% of our issued and outstanding common stock and the date on which RBS receives written notice from the Federal Reserve Board that RBS is not deemed to control us for purposes of the Bank Holding Company Act, amendments to certain of our key policies, including certain of our risk management, accounting, financial reporting, capital management, information security, corporate governance and human resources policies, require the consent of RBS.

The Separation Agreement also provides that, until RBS ceases to beneficially own at least 20% of our issued and outstanding common stock, the following corporate actions require the consent of RBS:

•	material changes to the scope or nature of our business;

•	any merger, consolidation, business combination or similar transaction involving us, CBNA or CBPA as a party;

•	acquisitions or dispositions of assets or liabilities, whether in a single transaction or series of related transactions, with a purchase price (in excess of book value) of above $500 million or where the book value of assets or liabilities acquired or disposed exceeds $4.0 billion;

•	for so long as RBS is deemed to control us for European Union regulatory purposes, any acquisition of any package of assets or liabilities that constitutes a financial institution or any acquisition the purpose of which is to expand our or any of our subsidiaries’ activities outside of our or any of their respective business model, if the aggregate purchase price of such acquisitions exceeds $125 million;

•	entry into joint ventures or similar transactions where the joint venture or other entity formed by such transaction has assets or liabilities with a book value in excess of $4.0 billion;

•	certain related party transactions;

•	the issuance of any capital stock, subject to certain exceptions including issuances pursuant to our approved equity incentive plans;

•	any increase or changes in certain funding and liquidity metrics agreed to by us and RBS prior to the date of our initial public offering; and

•	liquidation, dissolution or voluntary bankruptcy or similar extraordinary transactions.

Covenants

We agreed, subject in certain cases until the time RBS is no longer required to consolidate our financial results under international financial reporting standards or certain other threshold dates, to certain covenants, including covenants relating to:

•	compliance with a policy framework agreed by RBS prior to the date of our initial public offering;

•	disclosure of information to RBS;

•	cooperation with respect to preparation of public filings;

•	the obligation to take, or refrain from taking, at RBS’s reasonable written request, actions necessary to enable RBS to comply with its legal and regulatory obligations; and

•	access by RBS to our personnel, auditors, advisers, data and facilities, to the extent required by RBS to meet its legal, regulatory, risk management, accounting and other requirements.

We have also agreed with RBS to share with RBS certain refunds, tax credits or other tax benefits attributable to ongoing tax proceedings that related to periods prior to our separation from RBS.

Indemnification

Generally, each party will indemnify, defend and hold harmless the other party and its affiliates and their respective directors, officers, employees and agents from and against any and all losses relating to, arising out of or resulting from any breach by the indemnifying party or its subsidiaries of the Separation Agreement and the other agreements described in this section (unless such agreement provides for separate indemnification). Each party will also indemnify the other party against losses arising from the indemnifying party’s business, whether arising prior to or after our initial public offering. We have also agreed to indemnify RBS against certain liabilities arising from material inaccuracies in our filings with governmental authorities and securities exchanges, except with respect to any liabilities arising out of information provided by RBS for inclusion therein, with respect to which RBS has agreed to indemnify us. The Separation Agreement also specifies procedures with respect to claims subject to indemnification.

Term

The Separation Agreement will terminate on the earlier of the date on which RBS ceases to directly or indirectly own at least 4.99% of our issued and outstanding common stock and the date on which RBS receives written notice from the Federal Reserve Board that RBS is not deemed to control us for purposes of the Bank Holding Company Act, although certain provisions of the agreement will survive indefinitely. In addition, certain rights, including RBS’s consent and governance rights, and obligations, including the covenants to which we are subject, will terminate upon a reduction in RBS’s beneficial ownership of our outstanding common stock below specified thresholds.

Transitional Services Agreement

We entered into a Transitional Services Agreement with RBS immediately prior to the completion of our initial public offering for the continued provision of certain services, including certain information technology, operations, compliance, business continuity, legal, human resources, back office and web services. We refer to these services and resources, collectively, as the “RBS services.” The Transitional Services Agreement also allows RBS to continue to use certain of our services and resources. We refer to these services and resources, collectively, as the “CFG services.”

We pay RBS and RBS pays us mutually agreed upon fixed fees for the RBS services and the CFG services, respectively. The services that are to be provided under the Transitional Services Agreement generally will continue to be provided until December 31, 2016, although certain services may have an earlier termination date or be terminated prior to that time. We and RBS agreed to migration plans for some of the services being provided under the Transitional Services Agreement and have agreed to discuss in good faith the mitigation of any risks or issues relating to the migration of any of the services and to agree to mitigation plans.

Trademark License Agreement

We entered into a Trademark License Agreement with RBS immediately prior to the completion of our initial public offering. The Trademark License Agreement grants us a sole, limited license to use certain RBS trademarks, including the “daisywheel” logo. The term of the license is for an initial term of 5 years, and, at our option, up to 10 years, subject to partial earlier termination upon the occurrence of certain events, including the removal of the “RBS” brand name from all of our products and services by the time RBS ceases to hold at least 50% of our capital stock (but in no event earlier than October 1, 2015). Under the agreement, we will lose the right to use RBS trademarks in connection with the marketing of any product or service once we rebrand and cease using RBS trademarks in connection with such product or service. From and after the initial term of the Trademark License Agreement, we will be required to pay RBS an annual license fee of $500,000 beginning in year six, increasing up to $5,000,000 beginning in year ten for the right to continue to use the licensed trademarks.

Registration Rights Agreement

We entered into a Registration Rights Agreement with RBS immediately prior to the completion of our initial public offering, pursuant to which we agreed that, upon the request of RBS, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock beneficially owned by RBS following our initial public offering.

Demand registration. RBS may request registration under the Securities Act of all or any portion of our shares covered by the agreement and we are obligated, subject to limited exceptions, to register such shares as requested by RBS. RBS may request that we complete six demand registrations and underwritten offerings in any twelve-month period subject to limitations on minimum offering size. RBS may designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Piggy-back registration. If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by RBS, RBS has the right to include its shares of our common stock in that offering.

Registration expenses. We are generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the Registration Rights Agreement. RBS is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification. Generally, the agreement contains indemnification and contribution provisions by us for the benefit of RBS and, in limited situations, by RBS for the benefit of us with respect to the information provided by RBS included in any registration statement, prospectus or related document.

Transfer. If RBS transfers shares covered by the agreement, it may transfer the benefits of the Registration Rights Agreement to transferees of 5% of the shares of our common stock outstanding immediately following the completion of our initial public offering, provided that each transferee agrees to be bound by the terms of the Registration Rights Agreement.

Term. The registration rights remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the Registration Rights Agreement.

Commercial Matters

In addition to the agreements that we entered into as part of our separation from RBS, we have certain commercial relationships with RBS. The principal commercial activities include the following:

Interest Rate Swaps and Foreign Currency Products

We enter into interest rate swap agreements with the RBS Group for the purpose of reducing our exposure to interest rate fluctuations. As of December 31, 2014, the total notional amount of swaps outstanding was $5.8 billion with fixed rates ranging from 1.66% to 4.30%. Included in this balance were $4.0 billion of receive-fixed swaps with rates ranging from 1.78% to 2.04% maturing in 2023 and $1.0 billion of pay fixed swaps with fixed rates ranging from 4.18% to 4.30% maturing in 2016. We also have a medium term swap agreement with a notional of $750 million and a receive-fixed rate of 1.66% that had been executed as of December 31, 2014. As of December 31, 2013, the total notional amount of swaps outstanding was $5.5 billion, with fixed rates ranging from 1.78% to 5.47%. Included in this balance were $1.5 billion of pay-fixed swaps with fixed rates ranging from 4.18% to 5.47% with maturities from 2014 through 2016 and $4.0 billion of receive-fixed swaps with fixed rates ranging from 1.78% to 2.04% maturing in 2023. We recorded net interest expense of $27 million, $146 million and $311 million for the years ended December 31, 2014, 2013 and 2012, respectively.

In order to meet the financing needs of our customers, we enter into interest rate swap and cap agreements with our customers and simultaneously enter into offsetting swap and cap agreements with the RBS Group. We earn a spread equal to the difference between rates charged to the customer and rates charged by the RBS Group. The notional amount of these interest rate swap and cap agreements outstanding with the RBS Group was $9.8 billion and $13.4 billion at December 31, 2014 and December 31, 2013, respectively. We recorded expense of $209 million, $32 million and $285 million for the years ended December 31, 2014, 2013, and 2012, respectively.

Also, to meet the financing needs of our customers, we enter into a variety of foreign currency denominated products, such as loans, deposits and foreign exchange contracts. To manage the foreign exchange risk associated with these products, we enter into offsetting foreign exchange contracts with the RBS Group. We earn a spread equal to the difference between rates charged to the customer and rates charged by the RBS Group. The notional amount of foreign exchange contracts outstanding with the RBS Group was $4.7 billion and $4.6 billion at December 31, 2014 and December 31, 2013, respectively. Within foreign exchange and trade finance fees, we recorded income of $58 million for the year ended December 31, 2014 and expense of $15 million and $9 million for the years ended December 31, 2013 and 2012, respectively.

Other Commercial Matters

We have service and referral arrangements with the RBS Group in respect of certain commercial matters for which we entered into a master commercial services agreement. The terms of such services and referrals are largely consistent with historic periods. Our commercial services arrangements include those related to mortgage servicing, market research, data information services and automated cash management and liquidity financing. Our commercial referral arrangements include those related to transactional services, debt capital markets transactions, underwriting of loan syndications, asset finance and loan syndications and corporate credit card services.

We receive income from providing services and referring customers to RBS. We also share office space with certain RBS entities for which rent expense and/or income is recorded in occupancy expense. The total fee income, net of occupancy expense, was $16 million, $26 million and $28 million for the years ended December 31, 2014, 2013 and 2012, respectively. We also receive certain services provided by RBS and by certain RBS entities the fees for which were recorded in outside services expense. Total outside services expense was $22 million, $20 million, and $21 million for the years ended December 31, 2014, 2013, and 2012, respectively.

Other

Transactions with RBS

On May 24, 2013, we redeemed $289 million of Floating-Rate Junior Subordinated Deferrable Interest Debentures due March 4, 2034 from a special purpose subsidiary, which caused the redemption of $280 million of our trust preferred securities from RBS.

On June 28, 2013, we entered into a purchase agreement with RBS pursuant to which we issued to RBS $333,000,000 aggregate principal amount of 5.158% Fixed-to-Floating Rate Callable Subordinated Notes due 2023 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced our common equity without reducing total regulatory capital.

On September 30, 2013, we entered into a purchase agreement with RBS pursuant to which we issued to RBS $333,000,000 aggregate principal amount of 4.771% Fixed-Rate Subordinated Notes due 2023 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced our common equity without reducing total regulatory capital.

On December 2, 2013, we entered into a purchase agreement with RBS pursuant to which we issued to RBS $334,000,000 aggregate principal amount of 4.691% Fixed Rate Subordinated Notes due 2024 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced our common equity without reducing total regulatory capital.

On June 26, 2014, we entered into a purchase agreement with RBS pursuant to which we issued to RBS $333,000,000 aggregate principal amount of 4.153% Fixed Rate Subordinated Notes due 2024 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced our common equity without reducing total regulatory capital.

On August 1, 2014, we entered into a purchase agreement with RBS pursuant to which we issued to RBS $333,000,000 aggregate principal amount of 4.023% Fixed Rate Subordinated Notes due 2024 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced our common equity without reducing total regulatory capital.

On October 8, 2014, we entered into a purchase agreement with RBS pursuant to which we issued to RBS $334,000,000 aggregate principal amount of 4.082% Fixed Rate Subordinated Notes due 2025 pursuant to Rule 144A under the Securities Act. On the same day, we repurchased 14,297,761 shares of common stock owned by RBS at a total cost of $334,000,000 and an average price per share of $23.36. The purchase price per share was the average of the daily volume-weighted average price of a share of our common stock as reported by the NYSE over the five trading days preceding the purchase dates. Together, these actions reduced our common equity without reducing total regulatory capital.

For further information regarding these and other capital actions taken during 2013 and 2014, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital” in our 2014 Form 10-K incorporated by reference in this prospectus.

We also maintained a $50 million revolving line of credit as of December 31, 2013 and 2012 with the RBS Group. This line of credit was not drawn upon as of December 31, 2013 or 2012, expired on January 31, 2014, and was not renewed.

We have issued a guarantee to the RBS Group for a fee, pursuant to which we will absorb credit losses related to the sale of option contracts by the RBS Group to our customers. There were outstanding option contracts with a notional value of $2 million and none at December 31, 2013 and December 31, 2014, respectively.

During the fourth quarter of 2014, we purchased a portfolio of performing commercial loans to customers in the oil and gas industry from RBS. We paid $413 million to purchase 17 customer relationships with outstanding principal balances of $417 million and unfunded commitments totaling $458 million, which was the estimated fair value corroborated by an independent appraiser, as of the purchase dates. Also related to these loans, the Company entered into offsetting customer derivatives contracts with an aggregate notional amount of $946 million, and an aggregate fair value of ($17) thousand on the purchase dates.

Transactions with Executive Officers and Directors

We have made loans to directors and executive officers and their immediate families, as well as their affiliated companies. Such loans amounted to $126 million and $78 million at December 31, 2014 and 2013, respectively. The loans to such persons (i) complied with our Regulation O policies and procedures, (ii) were made in the ordinary course of business, (iii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and (iv) did not involve more than a normal risk of collectability or did not present other features unfavorable to us.

Under supplemental retirement arrangements relating to their prior service to Charter One, which we purchased in 2004, Mr. Charles Koch, a director, as well as his brother, John Koch, are entitled to receive monthly payments. Mr. Charles Koch and Mr. John Koch received approximately $877,500 and $744,900, respectively, per year under this arrangement during each of 2014 and 2013.

Indemnification Agreements

We entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

PRINCIPAL AND SELLING STOCKHOLDER

Immediately following the offering, RBSG International Holdings Limited will own approximately 45.6% of our outstanding common stock, assuming no exercise by the underwriters of their option to purchase additional shares, and approximately 41.9% of our common stock if the underwriters exercise their option to purchase additional shares in full.

RBSG International Holdings Limited is selling 135,000,000 shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares. The following table sets forth information regarding beneficial ownership of our common stock as of March 1, 2015, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

The percentage of beneficial ownership for the following table is based on 547,256,447 shares of common stock outstanding as of March 19, 2015. Unless otherwise indicated, the address for each listed stockholder is: c/o Citizens Financial Group, Inc., 600 Washington Boulevard, Stamford, Connecticut 06901. The address of the selling stockholder is c/o the Company Secretary, The Royal Bank of Scotland Group plc, PO Box 1000, RBS Gogarburn, Edinburgh EH12 1HQ. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering(1)
Name of Beneficial Owner	Number	Percent	Number	Common Stock Beneficially Owned	Percent
Selling Stockholder
RBSG International Holdings Limited(2)	384,700,563	70.3%	135,000,000	249,700,563	45.6%
Directors and Named Executive Officers
Bruce Van Saun	297,791	*	—	297,791	*	%
Brad L. Conner	50,624	*	—	50,624	*	%
John Fawcett	52,843	*	—	52,843	*	%
Stephen T. Gannon	4,537	*	—	4,537	*	%
Nancy L. Shanik	51,465	*	—	51,465	*	%
Mark Casady	6,283	*	—	6,283	*	%
Anthony Di Iorio	14,583	*	—	14,583	*	%
Robert Gillespie	2,083	*	—	2,083	*	%
William P. Hankowsky	17,083	*	—	17,083	*	%
Howard W. Hanna III	11,083	*	—	11,083	*	%
Leo I. Higdon	2,583	*	—	2,583	*	%
Charles J. Koch	22,083	*	—	22,083	*	%
Arthur F. Ryan	47,083	*	—	47,083	*	%
Shivan S. Subramaniam	17,083	*	—	17,083	*	%
Wendy A. Watson	6,083	*	—	6,083	*	%
Marita Zuraitis	4,083	*	—	4,083	*	%
All directors and executive officers as a group (20 persons)	701,269	*	—	701,269	*	%

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”

(2)	The shares are directly held by RBSG International Holdings Limited, a private limited company organized under the laws of the Scotland. RBSG International Holdings Limited is a wholly owned indirect subsidiary of RBS. RBS is a publicly owned company whose ordinary shares are traded on the London Stock Exchange and American Depositary Shares are traded on the NYSE. The UK Government, through HM Treasury, is the ultimate controlling party of RBS and, as of December 31, 2014, held 62.3% of the voting rights in RBS and had an economic interest of 79.1%. The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government.

*	Less than 1%.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to our 2014 Form 10-K, and applicable law.

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $25.00 per share. Unless our board of directors determines otherwise, we will issue all shares of capital stock in uncertificated form.

Common Stock

Common stock outstanding. As of March 19, 2015, there were 547,256,447 shares of common stock outstanding which were held of record by two stockholders. This stockholder figure does not include what we estimate to be a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. All outstanding shares of common stock are fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Election and Removal of Directors. Our Board will consist of not less than five nor more than 25 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of our Board. Our Board currently has 12 members.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed, with or without cause, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on our Board and any newly created directorship may be filled only by a vote of a majority of the remaining directors in office.

Limits on Written Consents. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, upon RBS ceasing to beneficially own shares representing 50% of our issued and outstanding capital stock (the “Triggering Event”) (which will occur upon completion of this offering), stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Stockholder Meetings. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our Board or our chief executive officer, or pursuant to a resolution adopted by a majority of our Board or, until the Triggering Event, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require our Board to call a special meeting.

Super-Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, following the Triggering Event, the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated certificate of incorporation and amended and restated bylaws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to effectively exercise veto power over any such amendments.

Other Limitations on Stockholder Actions. Our amended and restated bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our amended and restated bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice to the corporate secretary:

•	in connection with an annual meeting of stockholders, not less than 120 days nor more than 150 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business (A) no earlier than 120 days prior to the annual meeting and (B) no later than 70 days prior to the date of the meeting or the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, (A) not earlier than 150 days prior to the date of the special meeting nor (B) later than the later of 120 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made.

In order to submit a nomination for our Board, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nomination will be ineligible and will not be voted on by our stockholders.

Dissenters’ Rights of Appraisal and Payment

Under the Delaware General Corporation Law, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the Delaware General Corporation Law, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the Delaware General Corporation Law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Forum Selection

Pursuant to our amended and restated certificate of incorporation, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of RBS or any of its affiliates or any director who is not employed by us or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that RBS or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director of CFG. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers as described in “Our Relationship with the RBS Group and Certain Other Related Party Transactions—Relationship with the RBS Group—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Listing

Our common stock is listed on the NYSE under the symbol “CFG.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Common Stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder” purchasing our common stock in this offering, other than a non-U.S. holder that owns or has owned, actually or constructively, more than 5% of our common stock. For purposes of this discussion, a “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	a corporation (or other entity taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any state therein (or the District of Columbia); or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of its particular circumstances, does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction and does not discuss consequences resulting from the medicare tax on investment income. In addition, this discussion does not address the tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, banks or other financial institutions, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will own our common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Any dividends we pay with respect to our common stock (see “Dividend Policy”) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any dividend paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide proper certification of its eligibility for such reduced rate.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the non-U.S. holder will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, the non-U.S. holder will generally be taxed with respect to the receipt of dividends paid on our common stock in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower rate specified in an applicable tax treaty).

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder);

•	the non-U.S. holder is a nonresident alien individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a United States real property holding corporation for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. We believe we are not, and do not anticipate becoming, a United States real property holding corporation.

If a non-U.S. holder is engaged in a trade or business in the United States and gain recognized by the non-U.S. holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base, the non-U.S. holder will generally be taxed with respect to such gain in the same manner as a U.S. person. Such non-U.S. holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or lower rate specified in an applicable tax treaty).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the non-U.S. holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

FATCA Withholding Tax

Legislation enacted in 2010 (commonly known as “FATCA”) generally imposes withholding at a rate of 30% on certain payments to certain foreign entities (including financial intermediaries), after December 31, 2012 (subject to certain transition rules), of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. An intergovernmental agreement between the United States and the foreign entity’s jurisdiction may modify these requirements. Current Treasury regulations implementing this withholding tax will defer the withholding obligation until January 1, 2017 for gross proceeds from dispositions of common stock of a U.S. issuer. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be includible in the U.S. taxable estate of a nonresident alien decedent who owns or possesses certain powers or interests in our common stock (including through certain trusts), unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to our IPO, there had been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares are currently available for sale due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

As of March 19, 2015, excluding shares underlying any CFG equity awards outstanding at that time, there were 547,256,447 shares of common stock outstanding. Of these outstanding shares, all of the 161,000,000 shares sold in our IPO are and all of the shares being sold this offering will be freely tradable, except that any shares held by our affiliates (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities, as such term is defined in Rule 144 under the Securities Act. In addition, such shares are subject to lock-up agreements with the underwriters of this offering, as described below. Following the expiration of the applicable lock-up period pursuant to any such lock-up agreements, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, described in greater detail below.

As part of its obligations under the European Commission’s State Aid Amendment Decision of April 9, 2014, RBS has committed to dispose of its remaining ownership of our common stock by December 31, 2016, with an automatic 12-month extension depending on market conditions. See “Risk Factors—Risks Related to our Common Stock—Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale, and RBS has committed to sell its remaining beneficial ownership of our common stock, although the timing of such sale or sales remains uncertain.”

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 5,472,565 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Registration Rights

Upon completion of this offering, subject to the lock-up agreements described below, the holders of 249,700,563 shares of common stock (or 229,450,563 shares of common stock if the underwriters’ option to purchase additional shares is exercised in full) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Equity Awards

There are 5,595,882 shares of common stock underlying equity incentive awards outstanding under our equity compensation plans as of December 31, 2014.

Following the completion of our IPO, we filed a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to outstanding CFG converted equity awards or issuable pursuant to our stock plans. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under this registration statement will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

All of our directors, officers (other than our current Chief Financial Officer, whose resignation becomes effective April 6, 2015) and the selling stockholder have agreed, subject to certain customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 90 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. See “Underwriting.”

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholder has agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	36,450,000
Goldman, Sachs & Co.	27,000,000
J.P. Morgan Securities LLC	27,000,000
Citigroup Global Markets Inc.	17,550,000
Credit Suisse Securities (USA) LLC	3,712,500
Deutsche Bank Securities Inc.	3,712,500
RBS Securities Inc.	3,712,500
UBS Securities LLC	3,712,500
Wells Fargo Securities, LLC	3,712,500
Barclays Capital Inc.	1,687,500
Keefe, Bruyette & Woods, Inc.	1,687,500
Oppenheimer & Co. Inc.	1,687,500
RBC Capital Markets, LLC	1,687,500
Sandler O’Neill & Partners, L.P.	1,687,500

Total:	135,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be postponed or terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares of common stock made outside the United States may be made by affiliates of the underwriters.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 20,250,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 20,250,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$23.75	$3,206,250,000	$3,687,187,500
Underwriting discounts and commissions to be paid by the selling stockholder	$0.2850	$38,475,000	$44,246,250
Proceeds, before expenses, to selling stockholder	$23.4650	$3,167,775,000	$3,642,941,250

The estimated offering expenses payable by us and the selling stockholder are approximately $2.5 million. We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our shares of common stock are listed on the NYSE under the trading symbol “CFG.”

We and all directors and officers (other than our current Chief Financial Officer, whose resignation becomes effective April 6, 2015) and the selling stockholder have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such other person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the paragraph above do not apply to:

•	transactions by the selling stockholder, director or officer relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

•	the conversion of equity-based awards held by us or our or any of our subsidiaries’ current or former service providers, as applicable, in the form of securities of RBS (or American Depositary Shares representing such securities) into securities or equity-based awards of CFG;

•	transfers, sales, tenders or other dispositions by the selling stockholder or a director or officer, of shares of our common stock or any securities convertible into shares of our common stock to a bona-fide third party pursuant to (i) a tender or exchange offer for our securities or (ii) another transaction, including, a merger, consolidation or other business combination, in each case that results in a change in control of us, provided that all of the selling stockholder’s, director’s or officer’s securities subject to the restrictions described above that are not so transferred, sold, tendered or otherwise disposed of remain subject to these restrictions and that in the event that the tender offer or other transaction is not completed, such securities will continue to be subject to these restrictions;

•	any issuance or transfer of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock by us as consideration for a merger, acquisition, asset transfer or similar transaction, provided that the securities issued or transferred do not represent more than 5% of the total number of shares of our common stock issued and outstanding immediately following the completion of this offering including any exercise of the underwriters’ option to purchase additional shares and that we cause the recipient of such securities to execute and deliver a lock-up agreement;

•	the repurchase of shares of our common stock from the RBS Group described under “Prospectus Summary—Recent Developments;”

•	transfers by the selling stockholder to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and such selling stockholder or its affiliates or any similar arrangement relating to a financing arrangement for the benefit of such selling stockholder or its affiliates, provided that the selling stockholder shall cause any such third-party pledgee to execute and deliver to the representatives, on or prior to the pledging of such collateral, a lock-up agreement;

•	transfers by the selling stockholder if required to occur during the restricted period under the European Commission’s State Aid Amendment Decision dated April 9, 2014 or as otherwise directed by such selling stockholder’s regulators; or

•	certain other customary exceptions, including sales pursuant to the underwriting agreement, issuance of shares pursuant to our incentive compensation plans described herein, establishment of any trading plan pursuant to Rule 10b5-1, the filing of one or more registration statements on Form S-8 and certain donations, charitable gifts or transfers to related parties.

The restricted period described above will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news or a material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Citigroup Global Markets Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, with or without notice.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising such option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under such option. The underwriters may also sell shares in excess of such option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholder, and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Also, we and Oppenheimer & Co., Inc. have established a referral program, including a fee sharing arrangement for the referrals by the parties, pursuant to a written agreement dated May 31, 2012.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Conflicts of Interest

Because RBS Securities Inc., an underwriter for this offering, is under common control with us and the selling stockholder and because affiliates of this underwriter will receive at least 5% of the proceeds of this offering, a conflict of interest under FINRA Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with this rule. Pursuant to FINRA Rule 5121, RBS Securities Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at (i) investment professionals falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom,

any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term, as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York, and by Cleary Gottlieb Steen & Hamilton LLP, for the underwriters.

EXPERTS

The financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 3, 2015;

•	our Definitive Proxy Statement on Schedule 14A, filed on March 10, 2015 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2014);

•	our Current Reports on Form 8-K, filed on February 18, 2015, March 9, 2015, March 11, 2015 and March 13, 2015; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on September 19, 2014, including all amendments and reports filed for the purpose of updating such description.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, Rhode Island 02903

Attn: Investor Relations

Tel.: (401) 456-7000

Our reports and documents incorporated by reference into this prospectus may also be found in the “Investors Relations” section of our website at http://www.citizensbank.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.